04037269

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PE

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE **As of July 6, 2004.**

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant's Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:____________________________

Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: June 30 2004


Coca-Cola

Confidence in our business

Contents


Cappy
Vita
AVRA
Powerade
Cappy
Coca-Cola light
Coca-Cola Vanilla
Sprite
Minute Maid

Financial highlights

in millions except per share data and ROIC	2003	2002	% change
Volume (unit cases)	1,359	1,268	7
Net sales revenue	€4,064	€3,881	5
Gross profit	1,594	1,490	7
Operating profit (EBIT)	258	186	39
Profit before tax	212	128	66
Net profit	115	35	>100
Dividends per share	€0.19	€0.18	6
Earnings per share	0.49	0.15	>100
EBITDA	€665	€579	15
ROIC	7.0%	5.1%	1.9 points

* A new policy for accounting for sales revenue was adopted in 2003. Prior year comparatives have been updated for consistency. Refer to IFRS financial statements.


Coca-Cola

We are one of the world's largest bottlers of Coca-Cola products

Who we are: We are one of Europe's leading soft drink bottlers. We are also the second largest Coca-Cola bottler in the world in terms of net sales revenue and market capitalisation.

We have access to the world's major capital markets and an extensive international investor base.

We have a sizeable team of over 37,000 dedicated employees. We use our skills and assets to maximise our sales and create superior sustainable returns.



Principal milestones

2000 Merger
Hellenic Bottling Company and Coca-Cola Beverages merge to form Coca-Cola HBC

2000
Volume (millions of unit cases) 1,008

2001
Volume (millions of unit cases) 1,086

2001 Territory acquisition
CCHBC gains full control of Russian Coca-Cola bottling operations

2002 Water acquisitions
CCHBC expands its water presence with the acquisition of Valser in Switzerland and Dorna in Romania

2002
Volume (millions of unit cases) 1,268

2002 Territory acquisition
CCHBC acquires all bottling operations in the Baltic states of Estonia, Latvia and Lithuania

2002 NYSE Listing
CCHBC lists on the New York Stock Exchange

2003 Water acquisitions
CCHBC continues implementing its water strategy by acquiring Multivita in Poland and Römerquelle in Austria

2003
Volume (millions of unit cases) 1,359



We serve a large and diverse marketplace

Where we are: Our territories expand over 26 countries crossing 13 time zones and serving a total population of over 500 million.

We manage our portfolio of markets to balance a stable source of revenues and cash flows with significant growth opportunities.

	Established markets	Developing markets	Emerging markets
Population (m)	70	78	389
GDP per capita (US$)	27,000	6,400	1,700
Per capita CSD consumption (servings)	270	218	92
CCHBC CSD market share (%)	54	33	29

Source: Canadean, EIU and CCHBC



Diverse markets with tremendous potential


Coca-Cola HBC
market population
537 million

Established markets
Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland

Developing markets
Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia

Emerging markets
Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine



We offer exciting and desirable products

What we do: We excite the marketplace with new products, new flavours, new packages and new promotions.

We offer some of the world's greatest brands. Coca-Cola, Coca-Cola light[1], Sprite and Fanta are four of the world's five best selling alcohol-free beverages. In total, we offer more than 170 carbonated soft drink varieties to satisfy the constantly evolving tastes of our consumers.

In addition, we seek to enlarge our consumers' beverage choice by widening our range of noncarbonated soft drinks. From water to juices, to teas and energy and sports drinks, we quench the thirst of our many and diverse consumers.

[1] Known as Diet Coke in some markets



Evolving to meet the tastes of consumers


7%
11%
82%
11%
11%
78%
2002
2003
Established markets
7%
5%
88%
10%
7%
83%
2002
2003
Developing markets
11%
1%
88%
16%
2%
82%
2002
2003
Emerging markets
9%
6%
85%
13%
6%
81%
2002
2003
CCHBC total markets
Share of water by volume
Share of other non CSDs by volume
Share of CSDs by volume

11

Chairman's letter

'This solid performance is the result of the commitment and passion of our employees together with the focused execution of our strategy that we are confident will continue to deliver returns in the future.'



From production...



I am pleased to report that 2003 has been another year of strong performance for Coca-Cola HBC. Over the course of the past three years, since the creation of Coca-Cola HBC, our business has grown stronger, demonstrating our ability to meet market expectations on a consistent basis. Despite the macro-economic challenges that we, like most companies, faced in 2003, our results reflect the success and commitment of our organisation in effectively managing our business.

This solid performance is the result of the commitment and passion of our employees together with the focused execution of our strategy that we are confident will continue to deliver returns in the future. Although some of our countries performed better than others, I can report good and steady progress throughout our business. In 2003, we remained focused on managing our exciting country portfolio, which has yet to realise its full potential. We also rolled out new products, activated our existing brands in the marketplace and completed two more natural mineral water acquisitions, in line with our objective to offer consumers greater choice. I am pleased to report that our product portfolio in 2003 is now more diverse, with noncarbonated beverages accounting for almost one fifth of our total volume.

During 2003, we were also able to improve the efficiency of our capital structure, with the successful completion of a leveraged re-capitalisation that resulted in a €2 per share capital return to all of our shareholders. This was funded through the proceeds of a two-tranche US$900 million bond issued in September. The bonds were primarily placed in the US, giving us the opportunity to lower our cost of borrowing and tap into a new fixed income investor base.

In addition to our business success, Coca-Cola HBC continues to play a strong role in supporting each of the communities it serves. As a leading producer of alcohol-free beverages in Europe, we seek to meet our social and environmental responsibilities. This year we published a Social Responsibility Report that highlights the dedication of our management and employees to building a sustainable business within the communities in which we live and operate.

On behalf of the Board of Directors, I would like to thank our employees, our customers and our partners for their valuable contribution to the success of our business. I would also like to thank our shareholders for placing their trust in our ability to consistently create growth and returns. We have confidence that in 2004 and beyond we will continue to build on our past accomplishments to deliver even better results.

George A. David
Chairman

12

Managing Director's overview

'We finished 2003 in a solid position, with plans to continue execution of our clear and successful strategy.'





...to consumption.

During 2003, Coca-Cola HBC's overall performance improved significantly, as measured by each of our key financial measures: volume growth, operating margins, profitability, cash flow from operating activities and return on invested capital.

Our Company ended the year with volume growth of 7%, earnings before interest, tax, depreciation and amortisation, and other non-cash items (EBITDA) growth of 15% and operating profit (EBIT) growth of 39%. Importantly, our net profit more than tripled to €115m. Our operational success during the period is demonstrated by the significant improvement in our Return on Invested Capital to 7.0%, a 190 basis point increase over 2002.

We place focus on world class market execution. In addition, our local management has successfully delivered on pricing initiatives, improved product mix and containment in operating expenses and finance costs. All of the above have contributed to a significant increase in our margins.

During 2003, our countries continued to successfully pursue exciting growth opportunities in carbonated beverages. We expanded our family of carbonated brands through the continued roll out of new products, such as Coca-Cola light with lemon and Vanilla Coke, and flavour extensions, such as Fanta Exotic and Fanta Madness.

In the noncarbonated segment, we continue to selectively broaden our beverage offerings in line with our strategy to provide consumers with more choice. Noncarbonated beverages accounted for 19% of our total volume in 2003. Following the successful Valser and Dorna acquisitions in 2002, we acquired two more water companies in 2003. In October, we completed the acquisition of the Polish natural mineral water company Multivita, a transaction undertaken jointly with The Coca-Cola Company. In December, we completed the acquisition of 100% of the Austrian natural mineral water company Römerquelle. In 2003, the Valser and Dorna acquisitions contributed 3% to the Group's volume and 2% to the Group's EBITDA.

By capitalising on our strengths and focusing on our core strategy, we have been able to report another year of strong performance and to lay a solid foundation for the future. During 2004, we plan to continue the disciplined execution of our clearly defined volume to value strategy that focuses on six key priorities:

1 grow categories to become a more diverse alcohol-free beverage company;
2 build brand equity to create value for consumers;
3 drive profitable package mix and exploit new channels to enhance margins;
4 manage capital for growth and value;
5 drive cost efficiency throughout the business; and
6 create superior sustainable returns.

I am pleased to report that our financial and operating achievements in 2003 are bringing us a step closer to achieving our most important financial goal. We are now more confident that we will be able to drive our Return on Invested Capital above our Weighted Average Cost of Capital and return superior value to our shareholders by December 2005.

Doros Constantinou
Managing Director

Growing our business from volume to value

Our strategic priorities: During 2004, we plan to continue the disciplined execution of our clearly defined volume to value strategy that focuses on six key priorities.

Strategic priority 1

Grow categories to become a more diverse alcohol-free beverage company

In our efforts to become a more diverse alcohol-free beverage company, we have significantly grown our portfolio of noncarbonated beverages to 19% of our volume in 2003.

We are continuously enhancing our strong portfolio of brands with new products, new flavours and line extensions to adjust to changing tastes and consumer preferences.



2001
1,086
2002
1,268
2003
1,359
13%
87%
15%
85%
19%
81%

Total volume (unit cases million)

Share of non CSDs by volume

Share of CSDs by volume

Strategic priority 2

Build brand equity to create value for consumers

We continue to invest in our brands jointly with our partners at The Coca-Cola Company and are always looking to expand into new points of sale in each of our markets. Building brands takes time, effort and continuous investment. Our brands touch our consumers daily in every possible way. High quality in-store displays, world class channel activation, superior merchandising standards and powerful advertising are only some of the things we do to create value for our customers and consumers.



enjoy

Strategic priority 3

Drive profitable package mix and exploit new channels to enhance margins

We are focused on creating profitable volume through driving returns from convenient and distinctive packages and new channels. We do this in two ways. First, we encourage purchases of our most profitable packages such as the half-litre PET package, which grew by over 15% in 2003.

The second area of focus is finding new locations where our products can be sold ice-cold in single serve packages. In addition to conventional channels, we seek unconventional points of purchase. Wherever there is demand, our aim is to make our products available.



14

Strategic priority 4

Manage capital for growth and value

We manage capital with a single objective: to support and drive business growth through the creation of additional volume and value. We are committed to investing in the most profitable areas of the business. The majority of our capital expenditure is spent on the placement of incremental coolers to sell ice-cold immediate consumption packages or on the addition of new production lines. In 2003, we placed approximately 150,000 additional coolers across our countries.


Coca-Cola
NEW
Coca-Cola

Strategic priority 5

Drive cost efficiency throughout the business

We have made considerable progress in reducing cost in our business and improving our efficiency, resulting in higher margins. In 2003, we continued to reallocate operating expenses from non-revenue-generating to revenue-generating areas. Thus, administrative expenses decreased by 10% while selling expenses increased by 7%.



Strategic priority 6

Create superior sustainable returns

In 2003, we improved our operating performance significantly and delivered strong profitability combined with an incremental 190 basis point improvement in our Return on Invested Capital (ROIC). Our 2003 financial achievements give us confidence that our ROIC will exceed our Weighted Average Cost of Capital (WACC) by December 2005, a year earlier than previously expected. This is a key short term financial goal for Coca-Cola HBC, but by no means our final destination. We will continue to work towards creating a stronger business to deliver superior and sustainable returns in the future.


2001
3.9
2002
5.1
2003
7.0

ROIC
%



Confidence in our organisation

We have a unique country portfolio in terms of diversity of marketplace, culture and operating environment. To develop our business in each country successfully and leverage on the Group's strengths, we rely on local expertise and share best practices and innovative ideas. In addition to capturing and sharing knowledge, we invest consistently in training and developing our employees to ensure we have the capability to deliver superior performance today and in the future.

15A

Mission statement

We, the people of Coca-Cola HBC, will

- **Refresh our consumers**
- **Partner with our customers**
- **Reward our stakeholders**

...and enrich the lives of our local communities

Our values

Six values express the principles of Coca-Cola HBC

- **Commitment**
- **Teamwork**
- **Accountability**
- **People**
- **Quality**
- **Integrity**

Each country is different. To develop our countries and capture their full potential, we operate each business on a local basis, while endeavouring to take advantage of the economies of scale that come with being a multinational company. Each country is working to achieve its three-year strategic and financial business plan, which is reviewed annually with senior management and approved by the Board of Directors. Our country management teams are responsible for achieving their plan goals and managing the local business. During this process, they are supported by our three Region Directors and provided with functional services by a lean, clearly focused corporate office. Our countries have the freedom to run their business locally, but at the same time they are guided by our Operating Framework, which incorporates certain non-negotiable principles. These include mission, strategy and values, as well as a commitment to strong corporate governance and standardisation of key processes for effectiveness and efficiency.

Leveraging the knowledge and passion of our team of more than 37,000 employees is at the heart of our strategy. We strive to share best practices across the organisation to make the best use of our resources and of the innovative ideas that our people bring to the business. We organise regular conferences where we share strategic initiatives and learnings in sales, technical operations and other functional areas. We promote the rapid movement of good ideas across borders in the interest of better serving our customers and consumers. Our people travel to other markets to experience first-hand the way their colleagues execute specific ideas.

On other occasions, managers are encouraged to rotate throughout our countries to further their professional development and to ensure that knowledge is transferred and shared. All in all, we strive to foster a culture where people freely exchange ideas, challenge the status quo and think about our business like owners.

Investing in training and development is an integral part of our culture. In 2003, we continued our diligent focus on developing today's and tomorrow's leaders with programmes such as our Strategic Leadership Programme, Foundation in Marketplace Excellence, Coaching for High Performance, Foundation in Management and Situational Leadership. We invest significant time and resources in our 'Excel' programme to develop our most talented people for the future.

Through our People Development Forums, we devote structured management time across the organisation to thinking about the development of our people, their skills and the organisational capability needed to continue to grow in each market. We have stretching and impactful objective setting and performance feedback systems, as well as incentive pay approaches, which ensure that the efforts of employees are clearly aligned with their business goals.

Our people are the cornerstone of our business. By continuously working on developing our capabilities, we manage to meet and exceed both internal and external expectations and ensure sustainable success for Coca-Cola HBC.


Coca-Cola

We think of our customers as business partners.



Confidence in growing the world's greatest brands

We represent some of the world's greatest brands. Our key focus is to offer our customers the right product and to adapt quickly and effectively to the changing tastes and preferences of consumers. We offer a wide variety of beverages, continue to roll out new products and flavour extensions, and at the same time move quickly in the fast growing water segment through brand development and natural mineral water acquisitions.

'Our dynamic portfolio of beverages is designed to meet changing consumer preferences and needs. We are constantly evaluating the introduction of new brands, flavours and packages, the launch of existing brands in new markets or the relaunch of existing brands with a new identity.'

Pericles Venieris,
CCHBC Region Director

Carbonated soft drinks
Carbonated soft drinks are the backbone of our business, accounting for 81% of our total volume in 2003. Coca-Cola is the leading brand, representing 44% of our total volume, however it is hardly a brand with limitations. In fact in 2003, brand Coca-Cola was awarded the prize for the national 'Best selling product of the year' in the soft drink category by the National Trade Association of Russia. Coca-Cola light is a relatively new product in many of our markets and is growing fast. The brand is becoming increasingly popular, aided by strong advertising campaigns and bolstered by the introduction of Coca-Cola light with lemon.

Fanta is our second largest brand and is particularly strong in Central and Eastern Europe, as well as in Italy and Nigeria. It is one of our most diverse brands, with flavours and packages tailored to satisfy local tastes in the markets we serve. In Serbia and Montenegro, for example, the launch of Fanta Exotic boosted Fanta sales by nearly 50%. Fanta Shokata, a very successful flavour that was launched in Romania in 2002, extended its reach in 2003 into Moldova, Hungary and the Baltics as Fanta Elderberry.

The successful launch of Sprite Zero in Greece in 2002 was followed by the introduction of the product in Austria in 2003. In both cases it was packaged in the distinctive slim can.

Noncarbonated soft drinks
The noncarbonated segment, representing nearly two thirds of the alcohol-free beverage market, offers vast opportunities to CCHBC. In 2003, our noncarbonated beverage volume grew 42%, boosted significantly by our water acquisitions.

There are three elements to our water strategy. First, we currently offer processed water under the Bonaqua brand in many of our countries. In particular, Bonaqua is a success story in Russia, having grown by 25% in 2003.

In countries where there is a strong heritage of local natural mineral water, our strategy involves acquiring natural mineral water brands and capturing sales opportunities through our local distribution and marketing capabilities. Thus, in 2003, we acquired two natural mineral water companies: Multivita in Poland, acquired jointly with The Coca-Cola Company, which provides natural mineral water offerings that supplement processed Bonaqua; and Römerquelle, market leader by value in Austria, which offers a wide range of still and carbonated natural mineral water, wellness water and flavoured water.

The third element of our strategy is to create new water brands in countries where there is strong demand for natural mineral water, but limited natural mineral water acquisition opportunities for us. Thus, we have developed natural mineral water brands, such as Avra in Greece, which remains market leader, and Naturaqua in Hungary, which was launched in late 2002 and in 2003 managed to become one of the most widely distributed water brands in the country.

Juices and juice drinks account for 4% of our total volume and continue to grow significantly with flavour and packaging innovations. Amita, our proprietary brand in Greece, celebrated its 20th anniversary in 2003. Launched in 1983, it is currently the market leader in Greece with 23 flavours and 55% market share. Cappy, the strongest juice brand across our other territories, performed particularly well in Bulgaria, reaching the number one position in just two years since its launch.

Tea continued to grow at an accelerated pace. In Hungary, Nestea was relaunched in more appealing flavours and packages. As a result, in a matter of months it reached the number two segment position by volume and value.



Sprite Zero, particularly appealing to image-conscious and young consumers, has rejuvenated our third largest brand.



Avra, a CCHBC proprietary brand, is the most popular water brand in Greece and is still growing at impressive rates.



Confidence in growing our markets

We operate a large and diverse portfolio of 26 countries. All of our countries offer growth opportunities driven by rising beverage consumption and our efforts to offer appropriate exciting products for each market through superior local marketplace execution.

An in-depth look at Italy from the established markets, Poland from the developing markets and Russia from the emerging markets can best demonstrate our approach to the challenges and opportunities in each segment.

'To illustrate, if we moved Russia's per capita CSD consumption to the average of the developing countries, CCHBC's total volume would increase by 8%.'

Tony Maher,
CCHBC Region Director

Italy
Transforming the marketplace

We are pleased to report that Italy's volume grew by 7% in 2003 and its profitability improved significantly.

Italy is a growth story in our established market segment. It is one of the largest markets in Western Europe in terms of population and yet, with one of the lowest levels of per capita consumption of carbonated soft drinks, it presents a unique opportunity for Coca-Cola HBC.

To capture this opportunity, we are working towards making available the right drink for the right occasion. Our drinks are best enjoyed when served chilled. To that effect, we have almost tripled the number of branded coolers in the Italian market in the last two years. We focus on single-serve packages that are both more desirable and more profitable. We offer a wide variety of choices to meet diverse consumer needs. We constantly introduce new products such as Fanta Red Emotion, and new packages, such as the Fridge Pack. We 'activate the consumer' by associating our products with things that make people passionate, such as music, football and Formula One racing.

Marketplace execution is vital to building strong links with our consumers. We rely on our people to share with consumers their excitement about our products. We have increased direct communication through experiential events and promotions of our visual identity. And we keep developing key channels to make our products more accessible. We have also increased our sales force to more directly influence the marketplace.

At the same time, we have worked to rationalise our costs. Since 1995, we have reduced the number of plants and depots in Italy by more than two thirds. We have now significantly improved the cost base in this market, which we will build on to deliver profitable volume growth, by a continued focus on revenue management and package and product mix.

Poland
On the fast track

In 2003, Poland outperformed the developing markets segment with volume growth of 11%.

We drive quality availability by creating a significant competitive advantage at the point of purchase. This year, we placed approximately 25,000 coolers, 12,000 menu boards and 32,000 racks to drive purchase incidence and volume growth. We increased our sales force by more than 200 sales representatives to service new outlets and better serve existing outlets. As a result, over the past 12 months, we have significantly increased our market share and have established our leadership position.

Growth in our Polish business is coming from all our core brands and higher margin immediate consumption packages. Brand Coca-Cola had double-digit growth in Poland in 2003 and sales of Coca-Cola light virtually doubled. Our half-litre PET volume increased by nearly 40%. In October, we completed the acquisition of the Polish natural mineral water company Multivita jointly with The Coca-Cola Company.

Different regions in Poland have different per capita consumption patterns and different penetration levels. That's why a local approach is crucial. For example, we focus on increasing availability in the North and capturing market share in the South.

In addition, we seek to minimise our cost per case. We implement initiatives such as using lightweight PET bottles and have decreased our administration expenses to the benefit of sales.

Russia
A land of opportunity

Despite the unfavourable weather conditions during 2003, Russia achieved impressive volume growth of 10% and revenue growth of 24% in local currency terms. It also recorded a net profit for the first time.

We invest in our core brands in Russia, which help us sustain long term profitable volume growth. We focus on immediate consumption, brand and flavour innovation, and experiential marketing. We constantly seek to innovate with new package introductions, such as our Coca-Cola light silver bottle or our coloured Fanta PET bottles. At the same time, we expand our product portfolio by investing in higher-growth areas, such as Bonaqua water.

Quality availability is key. We have had a head start in Russia's fast developing retail market and continue to focus on service and in-outlet execution. We have built solid relationships with our customers and continuously explore new channels. We pay attention to cold drink availability and have placed over 30,000 coolers in Russia since 2001. We constantly activate key locations, such as kiosks, cafés, beaches, movie theatres and train stations. We also activate key occasions by combining Coke with chicken, pizza or even bread.

Revenue management crosses all elements of our mix. We manage affordability through can pricing and the use of 1 litre PET bottles. We assign the right strategy and price to the right package.

Successfully managing bottling operations in the largest country in the world requires relentless focus on asset optimisation. We follow a cross-country supply chain strategy, implement standardisation rules across all plants and production lines, and pursue all opportunities for efficiency improvement in manufacturing. By adding to that our quality system implementation, a sophisticated procurement strategy and firm inventory management, we have an infrastructure that is best positioned to capture the opportunity that Russia presents.



Coolers
Adding coolers in an outlet is a direct and effective way to drive volume, as it makes cold products visible and immediately


ROZEN

EU accession
As Poland moves towards EU accession in May 2004, we plan to be well positioned to capture the long term benefits and minimise the short term costs.


Coca-Cola
ТВОЙ
ПОДАРОК
ПИТЕРУ
Coca-Cola

The importance of being local
Coca-Cola bottle labels depicting St Petersburg's landmarks commemorate the city's 300th birthday.



Confidence in growing our marketplace capabilities

Every day, we use our marketplace knowledge and capabilities to create new opportunities to touch our consumers. We maximise our efforts to meet ever-changing consumer demands and access new markets.

'Our competitive advantage is our powerful focus on marketplace execution. We have a deep understanding of our customers' and consumers' needs and we constantly interact with them to get the pulse of the market.'

Richard Smyth,
CCHBC Region Director

Sales force

We believe that we have one of the largest and best-trained sales forces in the alcohol-free beverage industry. Our sales and marketing teams comprise approximately one third of our people, who undergo systematic training to further improve their skills.

In each of our territories, we tailor our sales strategy to reflect the level of development and local customs in the marketplace. Local sales teams are in the best position to evaluate the particular circumstances of each market and address its specific needs. Our sales people spend most of their time in the marketplace, developing strong relationships with our customers and ensuring that our execution in each outlet is strong and effective in reaching consumers.

Activation

Activation means impacting the consumer at the point of purchase. Successful activation is based on increasing awareness of the product, expanding distribution of immediate and future consumption packages, and building brand equity.

We capitalise on understanding our consumers so we can reach them through creative strategies executed by our sales force. We identify the right occasion, pick the most appropriate location and use the most relevant packages to bring excitement to our brands and create the impulse to purchase and enjoy our products.

Route to market

Route to market involves finding the optimal route to get our products to the consumer. In 2003, we implemented efficient channel plans and rigorous merchandising standards to achieve this.

In each of our countries, we assess the dynamics of the market and how its players interact. We identify priority occasions and channels and decide what the best programme is to drive market penetration and in-store execution, whether through wholesalers or direct store distribution. At the same time, we merchandise our products to make them more visible and appealing.



Passion is key
Our sales people visit customers regularly to ensure the smooth operation of the business.



Within arm's reach
Activation enables consumers to enjoy our products with food, with alcohol, at the beach, with family or friends, on the go or just for a break as a simple refreshment.



No limits
Our channels range from traditional grocery stores, supermarkets or kiosks to new, more unconventional outlets, such as small-sized pharmacies and health stores.


Erleb den Lemon-Geschmack.
Coca-Cola
light
Lemon
Coca-Cola
vanilla

Never cease to innovate
The introduction of Vanilla Coke in six of our countries and the roll out of Coca-Cola light with lemon are reinvigorating our most important brand.

Innovation in products, packaging and market execution

In 2003, Vanilla Coke was introduced in a number of our countries, bringing new excitement to a well-established brand. We also continued the roll out of Coca-Cola light with lemon and a number of Fanta flavour extensions.

Innovation in packaging makes our products more visible and desirable. We extended our use of Coca-Cola light's silver bottle packaging into 2003. We also launched a new distinctive single serve PET bottle for Amita in Greece and introduced the Fridge Pack in Italy.

When it comes to execution, we have come to realise that the market has no limits. Depending on consumers' preferences in the various countries in which we operate, our products are now sold in unconventional outlets, such as small-sized pharmacies or clothes stores.

Consumer and customer knowledge and relationships

We are in constant interaction with our consumers. Our local teams spend as much time in the market as possible, engaging consumers and understanding their needs and preferences. We sell products that meet their demands and engage in market strategies that highlight our brands.

At the same time, we have key account managers who work together with customers to increase volume and revenue by sharing expertise in product placement and stock flow management. Key account managers work with customers to develop and implement marketing and promotional programmes that will reach out and excite consumers.



Feet on the street
We run year-round promotions that cater to consumers' demands, activate the marketplace and enhance sales.

Operating performance – **Review of 2003**

Another year of consistent growth in all our key financial indicators.



6
13
Other non CSDs
Water
CSDs

Category share of total volume in 2003
%



2001 1,086
2002 1,268
2003 1,359

Volume
Unit cases million



2001 493
2002 579
2003 665

EBITDA
€ million



2001 125
2002 186
2003 258

EBIT
€ million

Coca-Cola HBC reported another year of impressive results in 2003, indicating the continued successful execution of our strategy. Annual volume grew by 7%, earnings before interest, tax, depreciation and amortisation, and other non-cash items (EBITDA) grew by 15%, and operating profit (EBIT) increased by 39%. In addition, our net profit for the year more than tripled to €115m. Further, our operational success during the year is demonstrated by the significant improvement in our Return on Invested Capital (ROIC) to 7.0%, a 190 basis point increase over 2002.

Since the creation of Coca-Cola HBC in 2000, our business has grown stronger, demonstrating our ability to meet market expectations on a consistent basis. Given the macro-economic challenges that we (and most other companies) faced in 2003, our results reflect the success and commitment of our organisation in effectively managing our business.

We placed focus on world class market execution. In addition, our local management has successfully delivered on pricing initiatives, product mix improvements and containment of operating expenses and finance costs. All of the above have contributed to a significant increase in our margins.

During 2003, our operations in each country continued to successfully pursue the exciting growth opportunities in carbonated beverages. Low per capita consumption in our developing and emerging market segments and our unique capabilities in local execution enabled us to grow volume in the carbonated beverage segment by 3% in our territories excluding Nigeria. Importantly, in these territories, net average price increases and favourable product and package mix resulted in revenue growth of 5% excluding foreign currency translation. We expanded our family of carbonated brands through the continued roll out of new products such as Coca-Cola light with lemon and Vanilla Coke and flavour extensions such as Fanta Exotic and Fanta Madness.

Volume growth year 2003 vs 2002	% Change
CSDs	+1
Water	+55
Other non CSDs	+22
Total	**+7**

In the noncarbonated segment, we continued to broaden our beverage offerings in line with our strategy to provide consumers with more choice. Noncarbonated beverage volume grew by 42% (25% growth excluding acquisition volume) in 2003 and now accounts for 19% of our business. Following the successful acquisition of Valser and Dorna in 2002, we acquired two more water companies in 2003. In October, we completed the acquisition of the Polish natural mineral water company Multivita, a transaction undertaken jointly with The Coca-Cola Company. In December 2003, we completed the acquisition of 100% of the Austrian natural mineral water company Römerquelle. In 2003, the Valser and Dorna businesses contributed 3% to the Group's volume and 2% to the Group's EBITDA.


2001 2002 2003
2 35 115

Net profit
€ million


2001 2002 2003
3.9 5.1 7.0

ROIC
%


39
20
Established
Emerging
Developing

Unit case volume by segment 2003
%


31
14
Established
Emerging
Developing

EBITDA by segment 2003
%

During 2003, we were also able to improve the efficiency of our capital structure, with the successful completion of a leveraged re-capitalisation plan that resulted in a €2 per share capital return to all of our shareholders. This was funded through the proceeds of a two-tranche US$900m bond issued in September. The bonds were primarily placed in the United States (US), giving us the opportunity to lower our cost of borrowing and tap into a new fixed income investor base.

Cash flow from operating activities rose significantly to €644m (2002: €426m). Cash flow from operating activities less capital expenditure amounted to €293m compared with €110m in 2002. This reflects our focused efforts to manage our working capital position and measure growth in our capital spending. Of particular note, excluding the effect of the leveraged re-capitalisation, net debt levels were reduced by approximately €80m. This was a significant accomplishment given our overall operating achievements and strategic acquisitions.

Our significant improvement in ROIC to 7.0% in 2003 and a reduction in our Weighted Average Cost of Capital (WACC) by over 50 basis points as a result of the completion of our leveraged re-capitalisation, gives us confidence, that our ROIC will exceed our WACC by December 2005.

Financial performance by market segment

	Volume (unit cases million) 2003	Volume (unit cases million) 2002	% Change	EBITDA (€ million) 2003	EBITDA (€ million) 2002	% Change
Established markets	**552.8**	518.0	+7	**363.6**	314.1	+16
Developing markets	**276.4**	261.6	+6	**96.9**	92.8	+4
Emerging markets	**530.1**	488.7	+8	**204.2**	171.8	+19
Coca-Cola HBC	**1,359.3**	**1,268.3**	**+7**	**664.7**	**578.7**	**+15**

Operating performance – Established markets

Our established countries are characterised by high consumer sophistication, high per capita consumption, moderate rates of consumption growth for CSDs and a trend towards faster growth in consumption of non CSDs, particularly water and juices.

We are capitalising on the growth potential of non CSDs whilst investing to maintain and increase our strong market share in CSDs.



Non CSD consumption in Greece
Amita juices continue to grow in popularity with several new flavours added in 2003.



Package innovation in Italy
The Fridge Pack is a multi-pack carton box that fits conveniently into a refrigerator and keeps cans cold and readily available.

Volume in our established markets was 553 million unit cases in 2003, representing a 7% increase compared with the previous year. This was driven mainly by Italy and Switzerland with volume growth of 7% and 29% respectively.

Favourable weather conditions were a positive factor in Italy's strong performance, but local market execution played the most important role. We believe this progress in market execution has laid the foundation for continued solid improvements in this key market.

While volume in Greece remained the same as the previous year, we anticipate a return of volume growth in 2004. The acquisition of Valser, which continued to perform well, complemented the product portfolio of our core business in Switzerland.

Our operations in established markets contributed €364m to Group EBITDA in the current year, representing a 16% increase compared with 2002. Italy's EBITDA was particularly strong following continued progress in marketplace execution including the success of the outdoor cooler placement programme. In addition, we step-changed our profitability through well-managed cost rationalisation programmes in all areas of our Italian operation.

Our Austrian and Swiss operations also contributed significantly to the increase in EBITDA. In Switzerland, the majority of the increase was due to the acquisition of Valser and in Austria, growth was driven by improved efficiency and positive shifts in product mix.

Volume

Unit cases million	2003	2002	% change
Established markets			
Austria	**69.2**	66.9	+3
Greece	**147.4**	147.4	0
Ireland	**72.0**	69.9	+3
Italy	**180.3**	168.9	+7
Switzerland	**83.9**	64.9	+29
Total	**552.8**	**518.0**	**+7**

Operating performance – Developing markets

Our developing countries have lower disposable income and lower per capita consumption than our established markets. Since the introduction in these countries of our CSD brands in the early 1990s, our products have become established premium brands. In addition, consumers are showing a growing interest in non CSDs, such as water and juices.

Our developing countries are enjoying increasing economic prosperity and political stability, enhanced by the forthcoming EU accession of all but one of these countries in May 2004. We are focusing our strategy on the growing market opportunities to increase our sales of both CSDs and non CSDs.



Café bar in Poland
Focus on immediate consumption channels.


NESTEA

Nestea in Hungary
Nestea is the number two tea brand in terms of both volume and value in Hungary.

Volume in our developing markets was 276 million unit cases in 2003, representing a 6% increase compared with the previous year. Our key market in this segment, Poland, outperformed the segment with volume growth of 11%. This growth took place in our core brands as a result of a higher number of local market activation programmes.

Our Hungarian business completed the year with 8% volume growth as a result of selective product launches and successful promotional activities. In addition, our operations in the Czech Republic reported volume growth of 10% compared with prior year driven by a strong operational focus and value-added promotions.

While our operations in the Baltic territories and Slovakia appear to have performed below our expectations, we have worked hard during the year to restore the fundamentals of these businesses to ensure future profitable growth in line with our long term objectives.

Our operations in developing markets contributed €97m to Group EBITDA in 2003, representing a 4% increase compared with the previous year. Excluding the impact from the loss of toll-filling contracts as a result of a change in the German deposit legislation, EBITDA in our developing markets increased by approximately 8% for the year.

EBITDA growth in this segment was driven mainly by our businesses in Hungary and Poland. In Hungary, EBITDA was impacted by strong promotional activities and new product launches. In Poland, EBITDA growth was driven by good volume growth in our core brands and enhanced focus on higher margin channels and packages.

Volume

Unit cases million	2003	2002	% change
Developing markets			
Baltics	**19.1**	18.9	+1
Croatia	**25.2**	23.8	+6
Czech Republic	**41.9**	38.1	+10
Hungary	**73.3**	67.8	+8
Poland	**94.6**	85.5	+11
Slovakia	**17.8**	23.3	-24
Slovenia	**4.5**	4.2	+7
Total	**276.4**	**261.6**	**+6**

Operating performance – Emerging markets

Our emerging countries are characterised by lower per capita consumption and less developed infrastructure than our established and developing markets, as well as a more fragmented retail sector.

We are capitalising on the tremendous growth potential of these markets, which have large populations and favourable demographics. Notably, they have a larger proportion of young people, who typically consume a higher ratio of CSD products. We invest in expanding the availability of our products by establishing a reliable distribution network and by placing coolers and cold drink equipment in the market.


ПРИЯТНОГО АППЕТИТА!
Coca-Cola

Coke and food promotions in Russia
Activating the Russian market by combining Coke with chicken, pizza or even bread and pastries.


fanta

Fanta Exotic in Serbia and Montenegro
Flavour extension Fanta Exotic did particularly well in Serbia and Montenegro, contributing to significant volume growth.

Volume was 530 million unit cases for the year 2003, 8% above prior year. Despite unfavourable weather conditions during the year, our business in Russia achieved an impressive volume growth of 10% in 2003.

Our Romanian business experienced an exceptional year, ending 2003 with volume growth of 33%, driven both by the strength of the underlying business and the addition of the Dorna water brands.

Nigeria faced political, social and economic unrest in 2003, including a prolonged strike in July and several fuel shortages, which all together led to a 9% volume decline for the year. While 2004 continues to deliver challenges, we have taken additional measures to grow our business, including the launch of locally sourced juices and emphasis on growing our water segment.

Emerging markets contributed €204m to Group EBITDA in 2003, 19% above the previous year. Our businesses in Romania and Russia were the main contributors to strong EBITDA growth in this segment.

Our remarkable performance in Romania was driven by volume growth, selective price increases and operating cost management, as well as the performance of Dorna. In Russia, effective revenue management led to 24% growth in net sales revenue in local currency terms, which, coupled with cost control initiatives, resulted in positive EBIT and net profit for the year 2003.

Volume

Unit cases million	2003	2002	% change
Emerging markets			
Armenia	**3.7**	3.1	+19
Belarus	**9.5**	8.1	+17
Bosnia and Herzegovina	**13.3**	12.1	+10
Bulgaria	**35.6**	35.4	+1
FYROM	**9.8**	12.1	-19
Moldova	**1.5**	1.2	+25
Nigeria	**122.7**	135.2	-9
Romania	**97.7**	73.4	+33
Russia	**159.8**	144.8	+10
Serbia and Montenegro	**38.4**	31.2	+23
Ukraine	**38.1**	32.1	+19
Total	**530.1**	**488.7**	**+8**

26

Financial performance

Coca-Cola HBC is one of the largest Coca-Cola bottlers in the world serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC's American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).


2002
38.4
2003
39.2

Gross margin
%


2002
14.9
2003
16.4

EBITDA margin
%

Basis of the financial information
This financial review covers the performance of Coca-Cola HBC and its subsidiaries (the Company or the Group). The financial results are presented in euros, which is the principal operating currency of the Company. Our consolidated accounts are prepared under International Financial Reporting Standards (IFRS). We also prepare consolidated accounts under accounting principles generally accepted in the United States (US GAAP). The following financial review is presented using figures prepared under IFRS.

Our key performance measures for the growth of our business and its profitability in 2003 have been volume, EBITDA, operating profit (EBIT) and Return on Invested Capital (ROIC).

Volume is measured in unit cases. EBITDA is defined as earnings before interest, tax, depreciation and amortisation, and other non-cash items. In an international environment where financial statement presentation can differ significantly from country to country, EBITDA gives a consistent measure allowing comparison of performance with other businesses similar to ours. EBIT is defined as earnings before interest and tax. ROIC is calculated as EBITA (operating profit plus amortisation) less adjusted taxes divided by average invested capital (total equity plus interest bearing debt).

Overview of financial results

Financial results for the year

Net sales revenue
Net sales revenue for 2003 increased by approximately 5% versus 2002 to €4.1bn as volume growth was partially offset by the weakness of certain local currencies against the euro, particularly those of Nigeria, Poland and Russia. Excluding the impact of the foreign currency translation, net sales revenue for the year increased by approximately 10% as a result of our successful pricing strategy and a shift in our package and channel mix towards the more profitable single serve packages. Net sales revenue per unit case for the year excluding the impact of the foreign currency translation was €3.13, up from €3.06 in 2002.

Cost of goods sold
The average cost of goods sold per unit case for the year decreased to €1.82 in 2003 from €1.89 in 2002. This was largely driven by the strengthening of the euro against the US dollar, which impacted our results positively in several markets where the cost of certain raw materials is denominated in US dollars. Additionally, we continued to execute a number of key cost reduction initiatives, including our strategy to implement comprehensive, system-wide supply chain improvements.

Gross profit
Our gross margin increased to 39.2% in 2003 compared to 38.4% in 2002. This margin expansion reflects both our successful pricing strategy and our continued efforts to manage costs and improve production efficiencies.

Operating expenses
Total operating expenses represented 32.9% of our net sales revenue for the full year of 2003 versus 33.6% in 2002. We continued our focus on managing operating expenses through the reduction of administrative and overhead costs, while strengthening our sales force and increasing our marketing efforts.

Operating profit (EBIT)
Operating profit increased by 39% to €258m in 2003 from €186m in 2002. This increase is attributable to the significant gross margin improvement, as noted above, as well as to the effective management of operating expenses. The foreign currency impact on EBIT and EBITDA for the full year was not material.

Taxation
For the year 2003, the underlying effective tax rate was approximately 24%, primarily as a result of the recognition of a significant benefit in Italy, as well as the increased profitability in certain countries that enabled the utilisation of available but previously unrecognised tax losses. Looking into 2004 and for the foreseeable future, based on existing tax laws, our current estimate for the underlying effective tax rate is expected to be approximately 29%.



Cooler investment represents the largest part of capital expenditure in immediate consumption.


7
15
37
Immediate consumption
Land and buildings
Fleet, computers, other
Production equipment

Capital expenditure
%

Net profit
Full year net profit more than tripled to €115m in 2003 versus a net profit of €35m in 2002. This improvement reflects the strong growth in our operating profit, as well as the favourable impact of lower interest rates and lower effective tax rates.

Earnings per share
Our full year net profit translates to earnings per share (EPS) of €0.49 compared to €0.15 in 2002.

Cash flow
Cash flow generated from operating activities was a record €644m versus €426m in the prior year, a 51% increase. This increase was attributable to solid business operating results, as well as strong initiatives on effective working capital management. After investing activities (primarily capital expenditure and acquisitions), cash flows were approximately €174m and we continue to expect increasing cash flows in the future.

Capital expenditure
We had capital expenditure of €351m on fixed assets for 2003, in line with previously communicated guidance. We focused our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continued to redeploy assets and equipment within the Group where possible, minimising the cash outflows on fixed assets and improving our return on existing assets. As we also pre-spent on certain items which will benefit 2004 performance, we therefore expect only a modest increase in capital expenditure in 2004 versus 2003.

Return on Invested Capital
Return on Invested Capital (ROIC) is one of our key indicators of performance. Our focus on the returns achieved from our capital investment reflects the efforts taken on our journey to meet and exceed our Weighted Average Cost of Capital (WACC). ROIC is calculated as EBITA (operating profit plus amortisation) less adjusted taxes divided by average invested capital (total equity plus interest bearing debt). In 2003, ROIC was 7.0% compared with 5.1% in 2002.

Financing – Successful completion of US$900m debt offering through the US markets
On 17 September 2003, we successfully accessed the US debt capital markets. The two-tranche issue consisted of a US$500m tranche for 10 years and a US$400m tranche for 12 years. Proceeds from the issue were immediately swapped into euro with no residual currency risk.

The decision to use the US debt capital markets versus the Eurobond market was driven by favourable pricing available in the US debt capital markets versus the Euro market and the desire to further diversify our funding sources. Our NYSE listing, now in its second year, and our existing filing position with the US Securities and Exchange Commission (SEC) have facilitated our access to low cost funds and has provided us the opportunity to tap into a new investor base and the US fixed income market.

Acquisitions

Acquisition of Polish water brand Multivita
On 2 October 2003, we completed the joint acquisition with The Coca-Cola Company of 100% of the shares of Multivita sp. z o.o. from Maspex sp. z o.o. The acquisition included a production facility at Tylicz and the company's natural mineral water brands.

Acquisition of Austrian water brand Römerquelle
On 5 December 2003, we completed the acquisition of 100% of the Austrian natural mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the natural mineral water and wellness brands Römerquelle and Markusquelle.

Acquisition of Greek potato chip company Tsakiris
On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company Tsakiris S.A., representing the second largest potato chip brand in the Greek market. Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange.



Investing in the future
New aseptic PET lines allow us to produce certain beverages in PET with no preservatives.



2001
271
2002
315
2003
351

Capital expenditure
€ million

Treasury and funding

Management of financial risk

The financial risks faced by the Company arise from the adverse movements in currency rates, interest rates and commodity prices. Our Board of Directors has approved our Treasury Policy and Chart of Authority, which provide the control framework for all treasury and treasury related transactions.

Treasury policy and objectives

Our Group Treasury is responsible for managing the financial risks of CCHBC and all its subsidiaries in a controlled manner, consistent with the Board of Directors' approved policies. These policies include:

- hedging transactional exposures to reduce risk and limit volatility. Derivatives may be used provided they qualify as hedging activities defined by the policy;
- ensuring that all transactions are executed in the most cost efficient manner, are controlled effectively and are undertaken with approved counter-parties;
- hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecast transaction.

In the context of our overall Treasury Policy, and in line with Board approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under their respective headings below.

Operating parameters

Authority to execute transactions, including derivative activity with approved financial institutions, has been delegated by the Board of Directors to the Chief Financial Officer, the Director of Tax and Treasury and the Group Treasurer. Under this authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions.

The use of derivatives is restricted to circumstances that do not subject CCHBC to increased market risk. The market rate risk created by the use of derivatives should be offset by the market rate risk on the specific underlying exposures they are hedging.

The estimated fair value of derivatives used to hedge or modify our risks fluctuates over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuation in interest rates, foreign exchange rates, commodity prices and other market risks.

Borrowings and group funding arrangements

Medium and long term funding for the Company is based on the need to ensure a consistent supply of committed funding at Group and subsidiary level, at minimum cost given market conditions, to meet the anticipated capital and operating funding requirements of the Company. Short term liquidity management is based on the requirement to obtain adequate and cost-effective short term liquidity for the Company.

As at 31 December 2003, CCHBC had consolidated borrowings of €1,723m (€1,511m in 2002). Of this amount, 23% was classified as current debt and 77% as non-current debt.

In order to meet its future funding requirements, the Company had, as at 31 December 2003, cash and cash equivalents of €39.4m, and an undrawn multi-currency committed facility of €900m. Of this facility, 50% will mature in May 2005 and the balance in May 2007 (see Note 17 to the IFRS accounts).

29


Vita
Vita

Multivita and Römerquelle
Our two new natural mineral water acquisitions in Poland and Austria are expected to add diversification to our product portfolio and enhance non CSD sales.



Valser
The 2002 acquisition of Valser complements our product portfolio in Switzerland.

Financing Group debt
On 17 September 2003, we successfully accessed the US debt capital markets through the issuance of two bonds totalling US$900m. The two-tranche issue consisted of a US$500m bond maturing in 2013 and a US$400m bond maturing in 2015. The proceeds were used to finance the return of capital to shareholders, repay the December 2003 Eurobond maturity of €200m, reduce outstandings under the Group's commercial paper programme and finance the acquisition of the Römerquelle business. The US dollar proceeds were exchanged into euro using currency swaps with no residual currency exposure.

The decision to utilise the US debt capital markets was taken following the Group's NYSE listing and existing filing position with the SEC.

In addition, for most of 2003, the US debt capital markets presented favourable borrowing terms versus the Euro market. Furthermore, using the US debt capital markets has allowed us to further diversify our funding sources and extend the average maturity profile of debt.

During 2003, the decision was also taken to establish a US dollar bond issuance programme. Accordingly a US$2bn borrowing programme was registered with the SEC. As a result, the Group is now well positioned to take advantage of the debt capital markets in either Europe or the US using either the €2bn Euro Medium Term Note Programme or the SEC registered borrowing programme.

During 2003, the Group purchased and cancelled €70m of the outstanding June 2006 Eurobond. The buy-back was undertaken in order to reduce surplus cash and also to reduce refinancing risk. The outstanding amount for the June 2006 Eurobond stood at €555m at 31 December 2003.

Interest rate management
We manage our interest rate costs mainly using interest rate option risk management products. Two fixed rate swaps totalling €204m are due to mature during 2004. At balance sheet date, our Group had approximately €1bn of interest rate options, which protect the 2004 and 2005 exposure.

Foreign currency management
Our foreign exchange exposures arise primarily from adverse changes in exchange rates in our subsidiaries in Central and Eastern Europe. Due to this exposure, our results are affected in several ways, including:

- raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing, will lead to reduced profit margins;
- devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and
- as some operations have functional currencies other than the reporting currency (euro), any change in the functional currency against the euro impacts our income statement and balance sheet when results are translated into euros.

In respect of 2004, we adopted the strategy in accordance with our Treasury Policy of hedging forecasted transactional exposures to a risk neutral position. Risk neutral is where we protect 50% of the forecasted exposure using mainly currency forwards. The strategy was adopted at the time of completing our Group business plan and covers the period of 2004. During the course of 2004, it is envisaged that further currency hedges are to be initiated covering the current year, as well as achieving a risk neutral position for 2005.

30



Dorna
Dorna has risen to the number one position in market share by value in Romania since we acquired it in 2002.


BONAQUA

Bonaqua
Bonaqua, our largest water brand by volume, is offered in the majority of our countries.

Derivative financial instruments
We use derivative financial instruments, such as forward exchange contracts and currency options, to further reduce our net exposure to currency fluctuations. These contracts normally mature within one year. We do not, as a matter of policy, enter into speculative derivative financial instruments.

It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Commodities
Our Company hedges exposures to changes in movements in market prices associated with raw material purchases primarily by using commodity futures. Currently, we only hold sugar commodity futures. These contracts normally mature within 18 months.

Contingencies and legal claims
The European Commission is currently investigating commercial practices engaged in by CCHBC's subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and its bottlers in Europe. The investigation commenced in July 1999, when the European Commission visited CCHBC's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against CCHBC's Austrian subsidiary in the course of 2004. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9m and requiring changes in the Company's commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine relates to the Company's dealings with certain wholesalers during the period 1991–1999. The Company has appealed this decision, requesting an interim suspension of the decision. The Athens Administrative Court of Appeal has partly accepted the Company's interim application for suspension of the decision by suspending half of the amount of the fine imposed on the Company by the Greek Competition Authority. The appeal of the case is still pending. In relation to the case, one of the Company's competitors has filed a lawsuit claiming damages in an amount of €7.7m. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2003, such issues were successfully resolved in Russia. The Company still has similar issues outstanding before the Polish and Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

31





Board of Directors and corporate governance
We are committed to the highest standards of values, expertise and professionalism throughout the organisation. This includes a commitment to comply with international best practices in corporate governance matters.

We are continually reviewing our corporate governance standards and procedures in light of current developments and rulemaking projects in Greece, Europe and the United States in order to ensure that our corporate governance systems remain robust and appropriate.

The Board of Directors

Board composition and responsibilities
Our Board currently has 11 members of which only one, the Managing Director, is an executive of the Company. Mr George David is Chairman and Mr Doros Constantinou is Managing Director. The biographies of the Company's directors can be found on page 38.

The non-executive members of the Board include representatives of major shareholder interests as agreed in a shareholders agreement between the Company's largest shareholders, the Kar-Tess Group and The Coca-Cola Company. Based on this agreement, four directors are designated by the Kar-Tess Group and two are designated by The Coca-Cola Company. The remaining directors are jointly designated by the Kar-Tess Group and The Coca-Cola Company.

We recognise the important role of independent non-executive directors in assuring continued high standards of corporate governance and have appointed four independent directors. The Company's independent directors are: Kent Atkinson, Sir Michael Llewellyn-Smith, Antonio D'Amato and Samir Toubassy. The role of the independent directors is to provide a clear, independent, non-executive influence and perspective within the Board.

The Board and its committees meet at regular intervals. There are certain matters that are reserved for full consideration by the Board, including issues of policy, strategy and approval of the Chart of Authority and budgets. The Board members are supplied on a timely basis with comprehensive information, which the Board believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to our General Counsel, as well as independent professional advice at the expense of the Company. All directors also have full access to the Managing Director, senior managers and our external and internal auditors.

Appointment and remuneration of directors
The Board believes that the level of remuneration offered to directors should be sufficient to attract and retain high calibre directors who will guide our Company successfully. There is a formal procedure in place for appointments to the Board. The current term of the Company's directors expires in 2005. Following a resolution of the Annual General Meeting on 20 May 2002, one third of the Board will be renewed by re-election or replacement each year.

The remuneration of the directors is subject to the approval of shareholders. Consistent with the approach for executive directors, in order to be competitive, CCHBC has compared remuneration of non-executive directors against surveys of similar international businesses.

Greek law prohibits a director from voting on a proposal, arrangement or contract in which the director is personally interested. Our major shareholders entered into a relationship agreement prior to the listing of our shares on the London Stock Exchange; under the terms of this agreement, directors nominated by such major shareholders are restricted from taking part in and voting at Board meetings in connection with matters in which the shareholder they represent has an interest.

In furtherance of our objective to adopt international best practices in corporate governance and in accordance with the standards set by recently adopted rules in the United States, we have adopted a Code of Ethics for our directors and senior executives to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations.


Coca-Cola
Coca-Cola


Vita

We also have in place a code of dealing in company securities, which applies to senior executives, directors and employees.

The Human Resources Committee
The Human Resources Committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr George David and Mr Henry Schimberg. The Managing Director and Human Resources Director normally attend meetings except when the discussions concern matters affecting them personally.

The Human Resources Committee operates pursuant to written terms of reference and is responsible for:

- establishing the principles governing human resources policy and the compensation policy of the Company, which will guide management decision-making and action;
- making recommendations regarding Company-wide compensation and benefit plans and compensation for executives;
- overseeing succession planning policy and making recommendations to the Board of Directors on succession of the Managing Director and the appointments of executives of the Company;
- making recommendations to the Board of Directors concerning potential non-executive directors, drawing on the best available outside resources.

Remuneration policy and directors' and executives' compensation

Remuneration policy
We aim to provide total compensation for our staff that is fair and sufficient to employ people with the talents necessary to conduct and grow the business and maximise shareholder value. To achieve the business results required we must attract, retain and motivate high calibre executives for whom we recognise there is an international market. The Human Resources Committee aims to provide total compensation that is competitive by reference to other multinational companies similar to us in terms of size, geographic spread and complexity. In line with our commitment to maximise shareholder value, our policy is to link a significant proportion of remuneration for our executives to the performance of the business through incentives and stock option plans. Equity related compensation of executives aligns the financial interests of senior management with those of shareholders.

In constructing and reviewing remuneration packages, our emphasis is on linking pay to performance by rewarding effective management of business performance, as well as individual achievement.

Total remuneration
We consider total remuneration of executives measuring all components at the upper quartile against a comparative group of similar international companies, thereby allowing us to attract and retain the level of talent necessary to grow the business.

1 Salary
The level of salary reflects an executive's experience, responsibility and market value as determined by, among other factors, a comparison with similar multinational companies.


Coca-Cola


Cause Analysis

2 Management Incentive Plan
All executives participate in the CCHBC Management Incentive Plan. This plan applies to middle and senior ranking employees and is based on annual business performance against volume, EBIT and ROIC, as well as individual accomplishments against annual objectives. Starting from 2004, we will return to using EBITDA, which replaces EBIT as one of the criteria for business performance under the plan, as it is believed that EBITDA better reflects the underlying operational performance of country operations. Individual objectives are set by senior management so as to be demanding but achievable. The target award as a percentage of annual base salary increases with level of responsibility and varies from 15% up to 70% of an employee's annual base salary. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards.

3 Long Term Incentive Plan
Senior staff participate in the CCHBC Long Term Incentive Plan. We adopted this cash based plan for implementation in 2003 as a replacement of stock options for middle ranking employees. The plan covers successive three-year periods and incentive payouts are based on ROIC performance against three-year objectives. The target payout from the plan is determined by individual based on performance and potential. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. It is believed that this newly adopted plan will have a greater motivational impact on middle ranking employees because they can more directly link their efforts to the performance of their specific unit.

4 Stock Option Plan
Our executives are eligible to participate in the CCHBC Stock Option Plan. Options are viewed as an integral part of the total remuneration package for executives, while middle ranking employees discontinued participation in the plan, as the newly adopted Long Term Incentive Plan fully replaced the Stock Option Plan for them.

Options are granted at an exercise price equal to the average value of the mid-price quotation of the Company's shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

Options are approved by the Board of Directors upon the recommendation of management, based on a view of competitive market conditions for employee remuneration and employees' performance. The Stock Option Award for the Managing Director is approved by the Board of Directors based on the recommendation of the Human Resources Committee.

We view stock options as a long term component of the total remuneration package of our executives, whose roles have an impact on the results of the business as a whole, and intend to continue issuing stock options to these employees taking into account, among other factors, profit growth, business prospects and financial condition, as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by our shareholders at a general meeting. In addition, under Greek legislation in force, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

At the Annual General Meeting in June 2003, shareholders approved the conversion of the phantom stock options granted in 2002 into regular stock options for executives in countries where it was feasible. Shareholders at the Annual General Meeting also adopted a multi-year plan to grant stock options to executives subject to approval of the Board of Directors. The Board of Directors approved the first grant of stock options under this authorisation in December 2003.

5 Pension and other benefits
Executives either participate in their home country pension scheme or in the CCHBC International Retirement Savings Plan, as appropriate.

34


Coca-Cola



The Audit Committee

The Audit Committee comprises three non-executive directors: Mr Kent Atkinson (Chairman), Mr Alexander (Sandy) R.C. Allan and Mr Samir Toubassy. The Chief Financial Officer, the General Counsel, the Head of Internal Audit and the external auditors normally attend all meetings and the Committee also meets the external auditors without others being present. The Committee operates under a written charter and its duties include the review of accounts prior to their recommendation to the Board for approval. The Committee reviews reports from the external auditors prior to approving the accounts and discusses issues arising from the interim reviews and final audits and any other matters the auditors may wish to discuss.

The Audit Committee discusses with the external auditors before the audit commences the nature and scope of the audit and ensures coordination where more than one audit firm is involved. It is also responsible for reviewing the programme of the internal audit function and receiving summaries of internal audits. The Audit Committee reviews the effectiveness of the Company's corporate governance and internal control systems, including our Code of Business Conduct, Chart of Authority and treasury policies. In addition, the Audit Committee oversees the work of the Disclosure Committee and is in charge of administering and enforcing, in conjunction with the Board, our Code of Ethics for senior executives and directors.

Internal control

As part of our commitment to best practice in corporate governance matters, we have implemented a number of measures to enhance internal control and risk management.

Internal audit

The Company's internal audit department reports directly to the Audit Committee, which reviews and approves the internal audit work programme for each year. The internal audit department comprises 16 full-time internal staff covering a range of disciplines and business expertise. Its objective is to provide assurance to the Board of Directors on internal controls across the Group. For this purpose, the head of the internal audit department makes regular presentations to the Audit Committee.

The internal audit function monitors the internal financial control system across all the countries in which the Company and its subsidiaries operate and reports to management and the Audit Committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the Company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A report setting forth a summary of all significant recommendations and relevant measures is provided to the Audit Committee and Board of Directors. The Managing Director, along with regional and country managers, as well as the Group's Chief Financial Officer, General Counsel and Corporate Controller receive a copy and discuss all audit reports.

The Disclosure Committee

The Company has recently established a Disclosure Committee and adopted disclosure controls and procedures to ensure the accuracy and completeness of the Company's public disclosures. The Disclosure Committee comprises the Company's Chief Financial Officer, General Counsel, Corporate Controller and Director of Investor Relations.

Performance reporting

Reports on the annual performance and prospects of CCHBC are given in the Annual Report. Interim financial information is also released on a quarterly basis to the stock exchanges on which the Company is listed and to the financial press.

Internally, the financial results and key business indicators of the Company are circulated and reviewed by senior management on a monthly basis. This information gives comparisons against budgets, forecasts and prior year performance.

The Board receives updates on performance at each Board meeting in addition to a monthly report on business and financial performance.





Internal control processes
The Board acknowledges that it has ultimate responsibility for ensuring that the Company has systems of financial control with respect to the various business environments in which it operates.

It should be noted that such financial systems can provide only reasonable and not absolute assurance against material misstatements or loss. In some of the environments in which the Company operates, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. The Company reviews its financial systems regularly in order to minimise such losses.

The Board has adopted a Chart of Authority for the Group defining financial and other authorisation limits and setting procedures for approving capital and investment expenditure. The Board approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against these targets. A key focus of the financial management strategy is protection of CCHBC's earnings stream and management of cash flow.

The internal audit function monitors the internal financial control system across all the countries in which CCHBC operates and reports to management and the Audit Committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to CCHBC determined by using a risk management approach to audit planning.

The identification and management of risk
We have in place a risk management framework for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, the business processes and the information available for business decisions.

The risk identification and assessment process has been incorporated as part of our annual business plan process since 2001. This covers all countries and involves senior management and management of each business unit. The process enables a regular review to take place by management of the risks associated with the business and the plans to address them.

Our Company has insurance coverage in place to provide catastrophe, property damage/business interruption and liability protection. Local insurance policies have been arranged beneath the Company covers to provide working loss protection and necessary legal compliance.

Accountability
Our Chart of Authority sets financial and other authorisation limits and procedures for approving capital and investment expenditure. The country is the basic unit for purposes of business performance and the Company's policy is to maintain accountability at the country level. Head office functions focus on policy and Group issues and provide support functions and expertise where it is not practical or economic to provide these at a country level.

Code of Ethics
We have also adopted a Code of Ethics covering senior management and directors. This Code of Ethics complies with the standards prescribed in the Public Company Accounting Reform and Investor Protection Act of the United States. We also have in place a Corporate Code of Conduct applicable to all our employees.

34





Recent rulemaking initiatives on corporate governance standards
The Greek Law 3016/2002 contains provisions concerning corporate governance and board composition for Greek publicly listed companies. We comply with all provisions of this law.

The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002, was enacted on 30 July 2002 and contains significant new rules on corporate governance for US and foreign companies reporting in the United States. We comply with the requirements of the Sarbanes-Oxley Act of 2002 that apply currently to foreign private issuers.

We also continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States in order to ensure that our corporate governance systems remain in line with international best practices.

The Social Responsibility Committee
The Social Responsibility Committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr George David and Mr Henry Schimberg. The Social Responsibility Committee takes responsibility for the development and supervision of procedures and systems to ensure our Company's pursuit of its citizenship and environmental goals. Its written terms of reference will cover the following areas:

- establish principles governing corporate social responsibility and environmental policies;
- ensure transparency and openness at all levels in the business conduct of Coca-Cola HBC;
- establish an Operating Council responsible for assessing and implementing appropriate policies and strategies, and for compliance;
- enhance Group-wide capabilities to execute policies, strategies, regulatory requirements and corporate social responsibilities;
- ensure the regular communication of the Company's status and progress in the implementation of policies, strategies, regulatory compliance and engagement with all stakeholders.

Social responsibility

Coca-Cola HBC has been listed on the FTSE4GOOD index of companies since its formation and has adopted a shared commitment statement and set of operating principles that were jointly developed by The Coca-Cola Company and its key bottlers across the world. That statement is reproduced below:



Workplace
On-the-job training.



Marketplace
Testing of water to ensure highest quality products for our consumers.

Commitment statement

'The Coca-Cola Company and the independent Bottlers that manufacture, distribute and sell Coca-Cola products are bound by more than common trademarks. We share a view of the world. We see people not as demographic statistics, but as individuals with aspirations for themselves, their families and their communities. We see markets as societies that seek sustainable economies. We see differences not as obstacles, but as opportunities. And we see and accept responsibility to use our knowledge and resources to help make a positive difference.

Consistent with this view of the world, we also share a set of values that underpin how we do business and how we interact with our customers, consumers, employees and with the communities and environments in which we live. Those values include honesty, integrity, quality, respect for individuals and for the environment, and a fundamental sense of accountability for our actions.

Together, we strive to build and maintain a reputation for excellence in more than 200 countries. That reputation, built over many years, is our strength. We strive for excellence not just in what we produce, but in how we do business. This is a large part of the reason why people around the world reach for Coca-Cola products more than a billion times every day, and it is why investors place trust in us. That reputation endures because of our shared values and especially our commitment to conduct business in the right way.

Conducting business in the right way also means conducting business successfully. The most important contribution we make is building our businesses for the long term, profitably, responsibly and in a principle-based manner. This ultimately is our job and by doing it well we continue to contribute to society through wealth and job creation, through community involvement and people development, and through philanthropy.

We are committed to acting with honesty and integrity at all times, in the way we conduct our businesses and in the way we communicate with our respective investors and with regulatory authorities. Our core values will be reflected in all our relationships and actions – in the marketplace, the workplace, the environment and the community. We will work to avoid violations of our principles and will act quickly to address violations should they occur.

This document sets forth a set of principles that embody our shared values. While implementation of these principles is the independent responsibility of each of our companies through appropriate processes and management routines, we have come together to reaffirm our commitment to good citizenship and ethical conduct.'

Douglas N. Daft
The Coca-Cola Company

Doros Constantinou
Coca-Cola HBC

Operating principles

The operating principles and position statements that Coca-Cola HBC will continue to adhere to are divided into four categories relating to the Workplace, Marketplace, Environment and Community.

Workplace

Our commitment is to foster an open and inclusive environment where a highly motivated, productive and committed workforce drives business success through superior execution.

We deliver this commitment through the consistent application of key principles, including:

- establishing a strong and direct relationship with our respective employees through open and honest communications;
- treating our employees with fairness, dignity and respect;
- abiding by applicable local labour laws, including those that address working hours, compensation, discrimination and majority representation by third parties;
- valuing diversity in its broadest sense;
- holding each other accountable for performance at the highest levels;
- rewarding our employees commensurate with performance, where possible;
- providing opportunities for employees to develop personally and professionally;
- ensuring, with our employees, the safety of the workplace.

We will follow practices that support these principles, including the following:

- we pay competitively within each market where we operate;
- we do not hire anyone below the local legal working age, and in no circumstance hire anyone below 15 years of age;
- we ensure our management and supervisory teams are trained in and held accountable for effective and fair management practices;
- we provide appropriate training so that our employees have the opportunity to perform their jobs effectively;
- we work proactively to avoid violations of our principles;
- we investigate and address any alleged violations.

38



Environment
We are increasing the amount of recycled content in our packaging.



Community
We supported volunteers in opening a path that was part of the road that athletes took on their way to Olympia in ancient Greece.

Marketplace
Our commitment is to provide products and services that meet the beverage needs of our consumers. In doing this, we provide sound and rewarding business opportunities and benefits for our customers, suppliers, distributors and local communities.

We deliver this commitment through the consistent application of key principles, which include:

- earning the trust of our consumers by providing safe, high quality, relevant products and services that satisfy their beverage needs and fit their lifestyles;
- supporting our business partners, both local and global, by building sustainable, reliable, consistent, mutually beneficial relationships;
- marketing and communicating, credibly and honestly, with respect for and across social, economic and cultural backgrounds.

We will follow practices that support these principles, including:

- we adhere to The Coca-Cola Quality System (TCCQS);
- we implement policies for our respective companies that guide our business conduct;
- we ensure consumer access to information related to our products, our businesses and our companies through a variety of communications vehicles;
- we choose our suppliers in a manner consistent with our operating principles;
- we support local suppliers where mutually beneficial.

Environment
Our commitment is to conduct our business in ways that protect and preserve the environment, to integrate principles of environmental stewardship and sustainable development into our business decisions and processes.

We deliver this commitment through the consistent application of key principles, including:

- minimising the use of natural resources, maximising opportunities for the recovery and re-use of resources;
- implementing an environmental management framework that addresses issues such as water, energy and solid waste;
- assessing our environmental performance and taking action towards continuous improvement;
- abiding by applicable local environmental laws and regulations.

We will follow practices that support these principles, including:

- we implement eKOsystem and/or other recognised systems such as ISO 14000 that meet specific local business objectives;
- we continuously examine our business for opportunities to reduce our consumption of resources, minimise the generation and disposal of waste, and maximise the amount of recycled content in our packaging and other materials;
- we follow good environmental practices to increase water usage efficiency in every stage of the beverage production process;
- we follow good environmental practices to reduce the volume and improve the quality of wastewater discharges.

Community
Our commitment is to invest time, expertise and resources to provide economic opportunity, improve the quality of life and foster good will in our communities through locally relevant initiatives.

We deliver this commitment through the consistent application of key principles, including:

- supporting initiatives and partnerships that are relevant and of value to local communities;
- listening to the communities in which we operate and taking into account their views and aspirations in the conduct of our business;
- emphasising the development and education of young people.

We will follow practices that support these principles, including:

- we communicate effectively on relevant aspects of our business operations and community programmes;
- we work proactively to support the community in cases of natural disaster, complementing government activities wherever possible;
- we take an active role in local business, community development and educational organisations where appropriate and mutually beneficial;
- we build relationships with and engage in constructive dialogue with key community leaders and government officials.

39

Directors' biographies



George David
Mr David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle Mr A. G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978 and managing director of Leventis Technical Ltd. from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Titan Cement Co. and Allatini AVEE. Mr David is a trustee of the A.G. Leventis Foundation and is also actively involved with a number of other nonprofit organisations. Mr David is a member of our Human Resources Committee and Social Responsibility Committee.

Doros Constantinou
Mr Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr Constantinou started his career in auditing with Price Waterhouse where he worked for ten years. In 1985, Mr Constantinou joined Hellenic Bottling Company, where he held several senior financial positions. In 1996, he was appointed to the position of Chief Financial Officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company and Coca-Cola Beverages. In 2001, Mr Constantinou became managing director of Frigoglass, one of the leading manufacturers of commercial refrigerators and packaging products worldwide with operations in 16 countries and a listing on the Athens Stock Exchange. Mr Constantinou was appointed Managing Director of Coca-Cola HBC in August 2003.

Alexander (Sandy) R.C. Allan
Mr Allan started his career at The Coca-Cola Company in South Africa as finance manager of the Johannesburg bottler in 1968 and in 1971 joined the corporate audit team. In 1978, he joined the Southern and Central African division of The Coca-Cola Company, first as division finance manager and then as deputy division president. In 1986, he was appointed managing director of NatBev South Africa. In 1993, Mr Allan was appointed president of the Middle East and North African division of The Coca-Cola Company, a position in which he served until 1999. In late 1999, he was appointed senior vice president of The Coca-Cola Company and president of the Asia Group business unit of The Coca-Cola Company. In March 2001, he was elected chief operating officer of the Asia Group business unit of The Coca-Cola Company and in April 2001, was elected executive vice president of The Coca-Cola Company. In August 2001, Mr Allan was appointed president and chief operating officer for the Europe, Eurasia and Middle East business unit of The Coca-Cola Company, with effect from 1 January 2002. Mr Allan is a member of our Audit Committee.

Kent Atkinson
Mr Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He was also a director of Lloyds TSB Group plc from January 1995 until April 2003, serving as non-executive director for the period after June 2002. He began his career in 1964 with the Bank of London in South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the Retail Operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr Atkinson is chairman of our audit committee and serves as our senior independent non-executive director. Mr Atkinson is also a non-executive director of Marconi Corporation plc and Cookson Group plc.

Antonio D'Amato
Mr D'Amato started his business career in 1979 with Caroprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and, in 1991, he became president of the Finseda Group. Since 1996, Mr D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr D'Amato was appointed vice president of UNICE (Union of Industrial and Employers' Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labour). In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.



Leonidas Ioannou
Mr Ioannou, civil engineer and architect by training, is chairman of J&P–AVAX S.A. and president of the executive board of J&P Group of Companies, a group of privately held international building and civil engineering companies with offices in Nicosia, Athens, London and the Middle East. He is also chairman of the Athenaeum Hotel and Touristic Enterprises S.A., the holding company of the Athenaeum Inter-Continental in Athens. Mr Ioannou actively serves on the councils of several nonprofit organisations and museums worldwide.

Anastasios P. Leventis OFR
Mr Leventis has been working in Nigeria for companies controlled by Mr A.G. Leventis since the 1960s, where he became involved in all aspects of its operations and, in particular, the expansion and development of its commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr Leventis is chairman of the A.G. Leventis Foundation. On 4 April 1990, Mr Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr Leventis also serves on the councils of several nonprofit organisations.

Haralambos K. Leventis
Mr Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Ltd, where he was the executive director responsible to the board for the management of the company. Mr Leventis is a director of a number of companies in the Leventis Group in Nigeria and elsewhere and also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith KCVO CMG
Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991–1996) and then British Ambassador to Greece (1996–1999). He is currently chairman of the British Institute in Paris, a member of the council of London University, vice president of the British School of Athens, vice chairman of the Cathedrals Fabric Commission for England, and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael Llewellyn-Smith is Chairman of our Human Resources Committee and Social Responsibility Committee.

Henry Schimberg
Mr Schimberg started his career in the alcohol-free beverages industry in 1958. In 1982, he joined the Johnston Coca-Cola Bottling Group as president and chief operating officer. In 1991, the Johnston Coca-Cola Bottling Group merged with Coca-Cola Enterprises Inc., and Mr Schimberg was appointed president and chief operating officer of Coca-Cola Enterprises. In April 1998, he was elected president and chief executive officer of Coca-Cola Enterprises. In December 1999, Mr Schimberg retired from Coca-Cola Enterprises. Mr Schimberg presently serves on the board of directors of Coca-Cola Amatil. Mr Schimberg is a member of our Human Resources Committee and Social Responsibility Committee.

Samir Toubassy
Mr Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University in San Francisco. He has held academic and consulting positions with the University of California, the American University of Beirut, The Ford Foundation and Herman Smith Associates. In 1980, he joined The Olayan Group. He is currently president of Olayan Development Corporation and group vice president of The Olayan Group. He also serves on several group boards. Mr Toubassy is a board member of The Coca-Cola Bottling Company of Saudi Arabia and of the Frigoglass Group of Companies. He serves on the board of trustees of Thunderbird – The American Graduate School of International Management, and is a member of the Institute of Directors in London. Mr Toubassy is a member of our Audit Committee.

41

Governing bodies

Governing Body	Name	Nationality	Company/Nominated by
The Board of Directors			
Chairman	George David	British	The Kar-Tess Group
Managing Director	Doros Constantinou	Greek	Coca-Cola HBC
Non-Executive Director	Sandy Allan	British	The Coca-Cola Company
Non-Executive Director	Kent Atkinson	British	Independent
Non-Executive Director	Leonidas Ioannou	Cypriot	The Kar-Tess Group
Non-Executive Director	Sir Michael Llewellyn-Smith	British	Independent
Vice-Chairman	Anastasios Leventis	British	The Kar-Tess Group
Non-Executive Director	Haralambos Leventis	British	The Kar-Tess Group
Non-Executive Director	Henry Schimberg	American	The Coca-Cola Company
Non-Executive Director	Samir Toubassy	American	Independent
Non-Executive Director	Antonio D'Amato	Italian	Independent
The Audit Committee			
Chairman	Kent Atkinson	British	Independent
Member	Sandy Allan	British	The Coca-Cola Company
Member	Samir Toubassy	American	Independent
The Human Resources Committee			
Chairman	Sir Michael Llewellyn-Smith	British	Independent
Member	George David	British	The Kar-Tess Group
Member	Henry Schimberg	American	The Coca-Cola Company
The Social Responsibility Committee			
Chairman	Sir Michael Llewellyn-Smith	British	Independent
Member	George David	British	The Kar-Tess Group
Member	Henry Schimberg	American	The Coca-Cola Company
The Operating Committee			
Managing Director	Doros Constantinou	Greek	Coca-Cola HBC
Chief Financial Officer	William Douglas	American	Coca-Cola HBC
Region Director	Pericles Venieris	Greek	Coca-Cola HBC
Region Director	Richard Smyth	British	Coca-Cola HBC
Region Director	Tony Maher	Irish	Coca-Cola HBC
Human Resources Director	Cynthia McCague	American	Coca-Cola HBC
Chief Information Officer	Tom Miller	American	Coca-Cola HBC
General Counsel and Company Secretary	Jan Gustavsson	Swedish	Coca-Cola HBC
Supply Chain Services Director	Kleon Giavassoglou	Greek	Coca-Cola HBC

42

Report of the auditors

To the shareholders of Coca-Cola Hellenic Bottling Company S.A.

We have audited the accompanying consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries ('the Company') as of 31 December 2003 and the related consolidated statements of income, cash flow and changes in shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly in all material respects, the financial position of the Company as of 31 December 2003 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

PricewaterhouseCoopers S.A.
Athens
19 March 2004

Consolidated income statement

	Note	2003 € million	2002 € million
Net sales revenue	2	**4,063.7**	**3,880.8**
Cost of goods sold		**(2,469.3)**	(2,390.8)
Gross profit		**1,594.4**	**1,490.0**
Selling expenses		**(574.1)**	(535.4)
Delivery expenses		**(329.4)**	(313.0)
Administrative expenses		**(305.7)**	(339.3)
Amortisation of intangible assets	8	**(112.8)**	(110.5)
Adjustments to intangible assets	4	**(14.8)**	(6.0)
Total operating expenses		**(1,336.8)**	**(1,304.2)**
Operating profit	2	**257.6**	**185.8**
Finance costs	5	**(48.4)**	(60.2)
Unrealised gain on available-for-sale investments	11	**1.2**	–
Share of results of associates	10	**1.6**	1.9
Profit before taxation		**212.0**	**127.5**
Taxation	6	**(82.8)**	(73.0)
Profit after taxation		**129.2**	**54.5**
Minority interests	27	**(14.2)**	(19.2)
Net profit		**115.0**	**35.3**
Basic and diluted earnings per share (euros)	7	**0.49**	0.15

44

Consolidated cash flow statement

	Note	2003 € million	2002 € million
Operating activities			
Operating profit	2	**257.6**	185.8
Depreciation of property, plant and equipment	9	**279.5**	276.4
Amortisation of intangible assets	8	**112.8**	110.5
Other non-cash items	4	**14.8**	6.0
		664.7	**578.7**
Losses (gains) on disposals of property, plant and equipment		**8.1**	(3.9)
Increase in inventories		**(2.2)**	(46.4)
Decrease (increase) in trade and other receivables		**28.0**	(20.8)
Increase (decrease) in current liabilities		**21.4**	(23.8)
Taxation paid		**(76.2)**	(58.3)
Cash flow generated from operating activities		**643.8**	**425.5**
Investing activities			
Payments for purchase of property, plant and equipment		**(350.9)**	(315.3)
Receipts from disposals of property, plant and equipment		**15.0**	22.1
Net payments for investments		**(0.5)**	(0.8)
Net payments for acquisition of subsidiaries	28	**(141.4)**	(193.8)
Proceeds from sale of trademarks	32	**7.6**	–
Acquisition of franchise rights		**–**	(0.3)
Net cash used in investing activities		**(470.2)**	**(488.1)**
Financing activities			
Return of capital to shareholders		**(472.9)**	–
Expenses relating to return of capital to shareholders		**(5.8)**	–
Proceeds from issue of shares to employees		**3.4**	–
Dividends paid to shareholders of the Group	26	**(45.0)**	(42.6)
Dividends paid to minority interests		**(5.4)**	(7.4)
Proceeds from external borrowings		**1,135.0**	570.5
Repayment of external borrowings		**(783.6)**	(420.8)
Principal repayment of finance lease obligations		**(10.7)**	(7.8)
Interest received		**12.1**	10.9
Interest paid		**(58.7)**	(75.4)
Net cash (used in) from financing activities		**(231.6)**	**27.4**
Decrease in cash and cash equivalents		**(58.0)**	**(35.2)**
Cash and cash equivalents at 1 January		**105.5**	152.6
Decrease in cash and cash equivalents		**(58.0)**	(35.2)
Effect of changes in exchange rates		**(8.1)**	(11.9)
Cash and cash equivalents at 31 December	16	**39.4**	**105.5**

45

Consolidated balance sheet

As at 31 December

	Note	2003 € million	2002 € million
Assets			
Intangible assets	8	**1,805.2**	1,887.5
Property, plant and equipment	9	**2,000.2**	2,047.3
Investment in associates	10	**10.7**	9.3
Available-for-sale investments	11	**9.2**	9.8
Held-to-maturity investments		**1.3**	–
Deferred tax assets	12	**0.5**	0.2
Other non-current assets	13	**7.8**	13.4
Total non-current assets		**3,834.9**	**3,967.5**
Inventories	14	**298.9**	316.9
Trade and other receivables	15	**675.9**	664.0
Current tax assets		**12.8**	11.5
Available-for-sale investments	11	**6.4**	–
Cash and cash equivalents	16	**39.4**	105.5
Total current assets		**1,033.4**	**1,097.9**
Total assets		**4,868.3**	**5,065.4**
Liabilities			
Short term borrowings	17	**397.3**	531.4
Trade and other liabilities	18	**757.9**	741.5
Current tax liabilities		**82.3**	72.3
Total current liabilities		**1,237.5**	**1,345.2**
Long term borrowings	17	**1,325.4**	979.3
Cross currency swap payables relating to borrowings	20	**89.9**	–
Deferred tax liabilities	12	**121.2**	112.5
Non-current provisions	19	**96.4**	87.5
Other non-current liabilities		**8.6**	8.3
Total non-current liabilities		**1,641.5**	**1,187.6**
Total liabilities		**2,879.0**	**2,532.8**
Equity			
Share capital	23	**118.5**	73.4
Share premium	23	**1,621.7**	2,140.7
Shares held for equity compensation plan	24	**(1.5)**	(1.2)
Revaluation reserve	25	**49.5**	49.5
Exchange equalisation reserve	25	**15.9**	147.7
Other reserves	25	**297.1**	259.2
Accumulated deficit		**(192.3)**	(226.3)
Total shareholders' equity		**1,908.9**	**2,443.0**
Minority interests	27	**80.4**	89.6
Total equity		**1,989.3**	**2,532.6**
Total equity and liabilities		**4,868.3**	**5,065.4**

On 19 March 2004, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. authorised these financial statements for issue.

Consolidated statement of changes in shareholders' equity

	Share capital € million	Share premium € million	Shares held for equity compensation plan € million	Revaluation reserve € million	Exchange equalisation reserve € million	Other reserves € million	Accumulated deficit € million	**Total shareholders' equity € million**
As at 1 January 2002	71.0	2,140.7	(1.4)	51.9	242.0	232.3	(198.5)	**2,538.0**
Net profit for 2002	–	–	–	–	–	–	35.3	**35.3**
Gains on cash flow hedges (net of tax of €0.7m)	–	–	–	–	–	1.8	–	**1.8**
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities	–	–	–	–	–	(0.1)	–	**(0.1)**
Losses on cash flow hedges reclassified from equity and reported in net profit (net of tax of €1.7m)	–	–	–	–	–	4.7	–	**4.7**
Foreign currency translation differences	–	–	–	–	(94.3)	–	–	**(94.3)**
Comprehensive income								**(52.6)**
Capitalisation of revaluation reserve	2.4	–	–	(2.4)	–	–	–	**–**
Appropriation of reserves	–	–	–	–	–	20.5	(20.5)	**–**
Dividends	–	–	–	–	–	–	(42.6)	**(42.6)**
Movement in shares held for equity compensation plan	–	–	0.2	–	–	–	–	**0.2**
As at 31 December 2002	**73.4**	**2,140.7**	**(1.2)**	**49.5**	**147.7**	**259.2**	**(226.3)**	**2,443.0**
Net profit for 2003	–	–	–	–	–	–	115.0	**115.0**
Gains on cash flow hedges (net of tax of €0.4m)	–	–	–	–	–	3.9	–	**3.9**
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of tax of €0.7m)	–	–	–	–	–	(1.1)	–	**(1.1)**
Gains on cash flow hedges reclassified from equity and reported in net profit (net of tax of €0.4m)	–	–	–	–	–	(0.9)	–	**(0.9)**
Foreign currency translation differences	–	–	–	–	(131.8)	–	–	**(131.8)**
Comprehensive income								**(14.9)**
Capitalisation of share premium reserve	518.3	(518.3)	–	–	–	–	–	**–**
Return of capital to shareholders	(473.3)	–	–	–	–	–	–	**(473.3)**
Expenses relating to return of capital to shareholders (net of tax of €2.1m)	–	(4.0)	–	–	–	–	–	**(4.0)**
Shares issued to employees exercising stock options	0.1	3.3	–	–	–	–	–	**3.4**
Appropriation of reserves	–	–	–	–	–	36.0	(36.0)	**–**
Dividends	–	–	–	–	–	–	(45.0)	**(45.0)**
Movement in shares held for equity compensation plan	–	–	(0.3)	–	–	–	–	**(0.3)**
As at 31 December 2003	**118.5**	**1,621.7**	**(1.5)**	**49.5**	**15.9**	**297.1**	**(192.3)**	**1,908.9**

For further details, please refer to: Note 23 for share capital and share premium; Note 24 for shares held for equity compensation plan; Note 25 for reserves; and Note 26 for dividends.

47

Basis of preparation and accounting policies

Description of business
Coca-Cola Hellenic Bottling Company S.A. ('CCHBC'), is incorporated in Greece and was formed in August 2000 through the combination of Hellenic Bottling Company S.A. ('HBC') and Coca-Cola Beverages plc ('CCB'). CCHBC and its subsidiaries (collectively 'the Company' or 'the Group') are principally engaged in the production and distribution of alcohol-free beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 2.

CCHBC is listed on the Athens, New York, London and Sydney stock exchanges.

Basis of preparation
The consolidated financial statements included in this document are prepared in accordance and comply with International Financial Reporting Standards ('IFRS').

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of certain land and buildings, available-for-sale securities, derivative financial instruments and the financial statements of certain subsidiaries operating in hyper-inflationary economies, which are restated and expressed in terms of the measuring unit currency at the balance sheet date.

CCHBC also prepares financial statements to meet the statutory requirements under Greek laws and regulations of a public limited company listed on the Athens Stock Exchange. These financial statements are not included in this document, but are available from the Company's registered office at 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

Basis of consolidation
Subsidiary undertakings are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets of the subsidiary is recorded as goodwill.

All material intercompany transactions and balances between Group companies are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by the Group.

Use of estimates
In conformity with generally accepted accounting principles, the preparation of financial statements for CCHBC requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Change in accounting policy
With effect from 1 January 2003, all expenditure given or spent on a specific customer is classified as a deduction from revenue or cost of goods sold (as appropriate), except where the Group receives an identifiable benefit (which is separable from the customer's purchase of goods from CCHBC) in return for the expenditure and CCHBC can reasonably estimate the fair value of this benefit. Where CCHBC receives a specific reimbursement from TCCC for such costs, the reimbursement is characterised as a reduction of the cost.

The change in accounting policy has been undertaken to bring our accounting treatment in line with our US GAAP reporting following recent detailed guidance issued in the United States, as we believe this results in a more appropriate presentation. Prior year comparatives have been similarly reclassified for consistency purposes.

Revenue recognition
Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortised over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalised at 31 December 2003 was €6.5m (2002: €5.8m). Of this balance, €3.6m (2002: €3.6m) was classified as prepayments (current) and the remainder as non-current prepayments.

48

Listing fees expensed for the year ended 31 December 2003 amounted to €22.6m with €11.4m for 2002. Marketing and promotional incentives paid to customers during 2003 amounted to €76.0m compared with €88.4m in 2002.

CCHBC receives certain payments from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2003, such contributions totalled €19.0m as compared to €30.4m in 2002.

Where the Group distributes third party products, the related revenue earned is recognised based on the gross amount invoiced to the customer where CCHBC acts as principal, takes title to the products and has assumed the risks and rewards of ownership. CCHBC recognises revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) where the Group acts as an agent without assuming the relevant risks and rewards.

Earnings per share
Earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares that were in existence during the year. Diluted earnings per share takes account of stock options, for which the average share price for the year is in excess of the exercise price of the stock option.

Intangible assets
Goodwill, franchise agreements and trademarks are recognised as intangible assets. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Intangible assets are amortised on a straight-line basis over their useful economic life up to a presumed maximum of 20 years. Amortisation of intangible assets is recognised in operating expenses in the income statement.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the currency of the subsidiary and are translated to euros on a consistent basis with the other assets and liabilities held in the subsidiary.

Property, plant and equipment
All property, plant and equipment are initially recorded at cost. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Land and buildings are revalued by independent valuers approximately every five years, with the next round of revaluations to be performed in 2004. Increases in the carrying amount of land and buildings arising on revaluation are credited to the revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve; all other decreases are charged to the income statement. The revaluation surplus included in equity is directly transferred to retained earnings when the surplus is realised.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the term of the lease, up to 40 years
Production equipment	5 to 12 years
Vehicles	5 to 8 years
Computer equipment	3 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Impairment of long-lived assets
Property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Investment in associates
Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are those where the CCHBC or its subsidiaries hold between 20% and 50% of the voting rights or exercises significant influence, but does not control.

49

Equity accounting involves recognising the Group's share of the associates' profit or loss for the period in the income statement and the share of the post-acquisition movement of reserves in the Group's reserves. The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in associates equals or exceeds its interest in the associates, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Investment in joint ventures
The Group's interest in a jointly controlled entity, Brewinvest S.A., is accounted for by proportional consolidation. Under this method, the Group includes its share of the joint venture's income and expenses, assets, liabilities and cash flows in the relevant components of the financial statements.

Other investments
The Group classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets; during the period the Group did not hold any investments in this category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are classified as non-current assets, unless they are expected to be realised within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

Investments are recognised using settlement date accounting, namely, investments are recognised on the day they are transferred in to the Group and derecognised on the day when they are transferred out of the Group. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses on investments held as trading or available-for-sale are recognised in the income statement in the period in which they arise.

Held-to-maturity investments are carried at amortised cost using the effective yield method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Government grants
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the assets.

Foreign currency and translation
The reporting currency of the Group is the euro. The assets and liabilities of overseas subsidiaries are translated to euros at the rate of exchange ruling at the balance sheet date. The income statements of overseas subsidiaries are translated using the average monthly exchange rate. The exchange differences arising on the re-translation are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement, with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity.

Entities operating in hyper-inflationary environments prepare financial statements that are recorded in accordance with IAS 29, *Financial Reporting in Hyper-Inflationary Economies*. In hyper-inflationary countries, the gain or loss on the net monetary position is included in finance costs. CCHBC's operations in Belarus, Moldova, Romania, and Serbia and Montenegro, currently operate in hyper-inflationary environments. CCHBC's operations in Russia and Ukraine ceased applying hyper-inflationary accounting with effect from 1 January 2003.

50

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and highly liquid investments with a maturity of three months or less when purchased. For the purpose of the cash flow statement, bank overdrafts are considered as borrowings.

Loans and borrowings
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received and including acquisition charges associated with the loan or borrowing.

After initial recognition, all interest-bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

In relation to liabilities which are held in the trading (which are not part of a hedging relationship), any gain or loss arising from a change in fair value is included in the income statement in the period in which it arises. For liabilities carried at amortised cost which are not part of a hedging relationship, any gain or loss is recognised in the income statement when the liability is derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments
The Group uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Their use is undertaken only to manage interest, currency and commodity risk associated with the Group's underlying business activities. The Group does not undertake any trading activity in financial instruments.

All derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured to their fair value. Changes in the fair value of derivative financial instruments are recognised periodically either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

Changes in the fair values of derivative financial instruments that are designated and qualify for as fair value hedges and are highly effective, are recorded in the income statement, along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair values of derivative financial instruments that are designated and qualify as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. Changes in the fair values of derivative financial instruments not qualifying as hedges are reported in the income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Credit risk
The Group has no significant concentrations of credit risk. Policies are in place to ensure that the sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any single financial institution.

Liquidity risk
The Group actively manages liquidity risk to ensure there are sufficient funds available for any short term and long term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is principally determined using the first-in, first-out basis. Cost includes all costs incurred in bringing the product to its present location and condition, as follows:

Raw materials and consumables: purchase cost either on a first-in, first-out or weighted average basis.

Work in progress and finished goods: cost of direct materials and labour plus attributable overheads.

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Cost of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

Trade receivables
Trade receivables are carried at original invoice amount less allowance for doubtful debts. An allowance for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

Leases
Rentals paid under operating leases are charged to the income statement on a straight-line basis over the life of the lease.

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other non-current liabilities. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Provisions
Provisions are recognised as follows: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Employee benefits – pensions and post retirement benefits
The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded schemes are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees.

The Group's Austrian operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group's contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Employee benefits – stock purchase plan
The Group operates a stock purchase plan, in which eligible employees can participate. The Group's contributions to the stock purchase plan are charged to the income statement over their vesting period. Any amount of unvested shares held by the trust are owned by the Group until they vest and are recorded at cost in the balance sheet within equity as shares held for equity compensation plan until they vest.

52

Termination benefits
Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits, as a result of an offer made to encourage voluntary redundancy.

Deferred taxes
Deferred income tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Franchise incentive arrangements
TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital
There is only one class of shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares (other than in connection with a business combination) or the process to return capital to shareholders, are recorded in equity as a deduction, net of tax, to the share premium reserve. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends
Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

Comparative figures
Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

53

Notes to the financial statements

1. Exchange rates

CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December.

The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2003	Average 2002	Closing 2003	Closing 2002
US dollar	**1.14**	0.95	**1.26**	1.05
UK sterling	**0.69**	0.63	**0.70**	0.65
Polish zloty	**4.40**	3.86	**4.65**	4.02
Nigerian naira	**147.39**	116.23	**172.70**	133.14
Hungarian forint	**253.72**	242.23	**260.90**	235.70
Swiss franc	**1.52**	1.46	**1.56**	1.45

2. Segmental analysis

CCHBC has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 26 countries, and its financial results are reported in the following segments:

Established countries: Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries: Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries: Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

Year ended 31 December	Note	2003 € million	2002 € million
Net sales revenue			
Established		**2,189.5**	2,045.3
Developing		**712.7**	698.9
Emerging		**1,161.5**	1,136.6
Total net sales revenue		**4,063.7**	**3,880.8**
EBITDA[1]			
Established		**363.6**	314.1
Developing		**96.9**	92.8
Emerging		**204.2**	171.8
Total EBITDA		**664.7**	**578.7**
Depreciation of property, plant and equipment			
Established		**116.9**	103.5
Developing		**63.1**	68.1
Emerging		**99.5**	104.8
Total depreciation of property, plant and equipment	9	**279.5**	**276.4**

[1] Earnings before interest, tax, depreciation, amortisation and other non-cash items

54

2. Segmental analysis (continued)

Year ended 31 December	Note	2003 € million	2002 € million
Amortisation of intangible assets			
Established		**86.4**	81.7
Developing		**7.4**	8.9
Emerging		**19.0**	19.9
Total amortisation of intangible assets	8	**112.8**	**110.5**
Non-cash items			
Established		**11.0**	3.6
Developing		**3.8**	2.4
Emerging		**–**	–
Total non-cash items	4	**14.8**	**6.0**
Operating profit			
Established		**149.3**	125.3
Developing		**22.6**	13.4
Emerging		**85.7**	47.1
Total operating profit		**257.6**	**185.8**
Reconciling items			
Finance costs	5	**(48.4)**	(60.2)
Unrealised gain on available-for-sale investments	11	**1.2**	–
Share of results of associates	10	**1.6**	1.9
Taxation	6	**(82.8)**	(73.0)
Minority interests	27	**(14.2)**	(19.2)
Net profit		**115.0**	**35.3**
Capital additions			
Established		**131.9**	136.8
Developing		**67.3**	69.1
Emerging		**165.2**	123.5
Total capital additions	9	**364.4**	**329.4**
Acquisition of intangible assets			
Established		**78.3**	60.5
Developing		**6.0**	11.5
Emerging		**0.6**	19.5
Total acquisition of intangible assets	8	**84.9**	**91.5**

As at 31 December	2003 € million	2002 € million
Assets		
Established	**2,565.2**	2,686.4
Developing	**796.9**	1,127.7
Emerging	**1,139.5**	1,175.4
Corporate	**2,529.5**	3,130.4
Intersegment receivables	**(2,162.8)**	(3,054.5)
Total assets	**4,868.3**	**5,065.4**
Liabilities		
Established	**1,287.9**	1,109.0
Developing	**219.7**	479.4
Emerging	**410.7**	511.2
Corporate	**3,151.2**	2,498.6
Intersegment payables	**(2,190.5)**	(2,065.4)
Total liabilities	**2,879.0**	**2,532.8**

3. Operating profit

The following items have been included in arriving at the operating profit, for the years ended 31 December:

	2003 € million	2002 € million
Depreciation of property, plant and equipment (refer to Note 9)	**279.5**	276.4
Losses (gains) on disposals of property, plant and equipment	**8.1**	(3.9)
Operating lease charges		
Plant and equipment	**14.7**	12.8
Property	**17.9**	15.8
Total operating lease charges	**32.6**	**28.6**
Provision set aside for doubtful debts	**7.5**	5.1
Staff costs		
Wages and salaries	**488.5**	466.7
Social security costs	**96.9**	91.0
Pension and other employee benefits	**106.9**	78.0
Termination benefits (refer to Note 19)	**7.5**	6.7
Total staff costs	**699.8**	**642.4**

The average number of employees in 2003 was 37,553 (2002: 35,854).

4. Adjustments to intangible assets

During 2003, the Group recognised deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. In accordance with IAS 12, *Income Taxes*, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €14.8m (2002: €6.0m) has been recorded in operating expense, and a deferred tax credit of €14.8m (2002: €6.0m) included within taxation in the income statement.

5. Finance costs

Net finance costs for the years ended 31 December comprise:

	2003 € million	2002 € million
Interest income	**11.7**	10.9
Interest expense	**(61.5)**	(68.0)
Fair value gains (losses) on financial instruments	**4.4**	(0.1)
Net foreign exchange translation losses	**(0.7)**	(1.2)
Finance charges paid with respect to finance leases	**(2.3)**	(1.8)
Total finance costs	**(60.1)**	**(71.1)**
Net finance costs	**(48.4)**	**(60.2)**

56

6. Taxation

For the years ended 31 December, the tax charge on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of CCHBC as follows:

	2003 € million	2002 € million
Profit before tax per the income statement	**212.0**	127.5
Tax calculated at a tax rate of 35%	**74.2**	44.6
Effect of different tax rates in foreign jurisdictions	**(27.7)**	(18.1)
Additional local taxes in foreign jurisdictions	**11.4**	7.1
Tax holidays in foreign jurisdictions	**(3.1)**	(7.3)
Expenses non-deductible for tax purposes	**74.7**	70.3
Income not subject to tax	**(20.4)**	(17.6)
Changes in tax laws and rates	**(3.0)**	(1.2)
Utilisation of previously unrecognised tax losses	**(1.6)**	(4.4)
Unrecognised tax losses	**0.4**	5.3
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 4)	**(14.8)**	(6.0)
Other	**(7.3)**	0.3
Income tax charge per the income statement	**82.8**	**73.0**

The income tax charge for the years ending 31 December is as follows:

	2003 € million	2002 € million
Current tax charge	**91.1**	69.8
Deferred tax charge	**6.5**	9.2
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 4)	**(14.8)**	(6.0)
Total income tax charge	**82.8**	**73.0**

57

7. Earnings per share

For the years ended 31 December, basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the year.

In calculating diluted earnings per share, the weighted average number of shares is adjusted to take account of the stock options for which the average for the year share price is in excess of the exercise price of the stock option.

	2003	2002
Net profit attributable to shareholders (€ million)	**115.0**	35.3
Basic and diluted weighted average number of ordinary shares (million)	**236.7**	236.7
Basic and diluted earnings per share (€)	**0.49**	0.15

8. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	**Total € million**
Cost				
As at 1 January 2003	2,485.3	2.8	–	**2,488.1**
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 4)	(14.8)	–	–	**(14.8)**
Intangible assets arising on current acquisitions (refer to Note 28)	34.0	–	50.9	**84.9**
Intangible assets arising on prior year acquisitions (refer to Note 28)	(0.1)	–	2.3	**2.2**
Sale of trademark to TCCC (refer to Note 32)	–	–	(2.3)	**(2.3)**
Foreign currency translation	(44.6)	(0.9)	–	**(45.5)**
As at 31 December 2003	**2,459.8**	**1.9**	**50.9**	**2,512.6**
Amortisation				
As at 1 January 2003	599.9	0.7	–	**600.6**
Charge for the year	112.4	0.4	–	**112.8**
Foreign currency translation	(5.8)	(0.2)	–	**(6.0)**
As at 31 December 2003	**706.5**	**0.9**	**–**	**707.4**
Net book value as at 1 January 2003	1,885.4	2.1	–	**1,887.5**
Net book value as at 31 December 2003	**1,753.3**	**1.0**	**50.9**	**1,805.2**

58

9. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost or valuation					
As at 1 January 2003	860.9	1,778.8	224.1	69.6	**2,933.4**
Additions	9.9	150.2	47.7	156.6	**364.4**
Arising on acquisition of subsidiaries	14.2	17.4	1.3	–	**32.9**
Disposals	(10.5)	(52.3)	(19.3)	–	**(82.1)**
Reclassifications	25.4	118.6	–	(144.0)	**–**
Foreign currency translation	(54.5)	(103.4)	(24.1)	(10.6)	**(192.6)**
As at 31 December 2003	**845.4**	**1,909.3**	**229.7**	**71.6**	**3,056.0**
Depreciation					
As at 1 January 2003	70.7	792.1	23.3	–	**886.1**
Charge in the year	25.4	229.1	25.0	–	**279.5**
Disposals	(4.8)	(38.6)	(14.5)	–	**(57.9)**
Foreign currency translation	(4.9)	(45.1)	(1.9)	–	**(51.9)**
As at 31 December 2003	**86.4**	**937.5**	**31.9**	**–**	**1,055.8**
Net book value as at 1 January 2003	790.2	986.7	200.8	69.6	**2,047.3**
Net book value as at 31 December 2003	**759.0**	**971.8**	**197.8**	**71.6**	**2,000.2**

Land and buildings in Greece and Nigeria have been revalued by professional valuers based on market values in 1998 and 2000, respectively. The directors believe that the land and buildings of the Company, including those operating in hyper-inflationary economies, fairly approximate their market values.

Assets under construction include advances for equipment purchases of €14.6m (2002: €27.2m).

The table below shows the historical cost amounts for land and buildings at 31 December.

	2003 € million	2002 € million
Cost	**808.4**	828.2
Accumulated depreciation	**(100.9)**	(91.7)
Net book value	**707.5**	**736.5**

Included in plant and equipment are assets held under finance lease, where the Group is the lessee, as follows:

	2003 € million	2002 € million
As at 1 January	**42.8**	32.0
Additions	**9.8**	16.4
Disposals	**(0.6)**	(0.6)
Depreciation charge	**(6.1)**	(5.0)
Foreign currency translation	**(0.5)**	–
As at 31 December	**45.4**	**42.8**

Assets held under finance lease have been pledged as security in relation to the liabilities under the finance leases. In addition, bank borrowings of €4.5m have been secured over land.

59

10. Investment in associates

The effective interest held in and carrying value of the investment in associates at 31 December are:

	Country of incorporation	Effective interest held 2003	Effective interest held 2002	Carrying value 2003 € million	Carrying value 2002 € million
Frigoglass Industries Limited	Nigeria	**18%**	19%	**8.3**	9.3
Gotalka d.o.o.	Croatia	**41%**	–	**1.9**	–
Other		**50%**	–	**0.5**	–
Total investment in associates				**10.7**	**9.3**

The Group holds an effective interest in Frigoglass Industries Limited through a 27.9% (2002: 28.0%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.3% (2002: 66.3%) interest.

Changes in holdings in associates are as follows:

	2003 € million	2002 € million
As at 1 January	**9.3**	10.1
Purchases of investment in associate	**2.5**	–
Share of results of associates	**1.6**	1.9
Dividend paid by associate	**(0.3)**	(0.2)
Foreign currency translation	**(2.4)**	(2.5)
As at 31 December	**10.7**	**9.3**

11. Available-for-sale investments

Changes in available-for-sale investments are as follows:

	2003 € million	2002 € million
As at 1 January	**9.8**	5.7
Purchases	**0.7**	2.8
Disposals	**(1.5)**	(0.9)
Arising on acquisition of subsidiaries	**6.8**	–
Revaluation surplus recognised in the income statement	**1.2**	–
Foreign currency translation	**(0.1)**	0.1
Other movements	**(1.3)**	2.1
As at 31 December	**15.6**	**9.8**
Non-current investments	**9.2**	9.8
Current investments	**6.4**	–
Total available-for-sale investments	**15.6**	**9.8**

6.0

12. Deferred taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet at 31 December:

	2003 € million	2002 € million
Deferred tax assets	**0.5**	0.2
Deferred tax liabilities	**(121.2)**	(112.5)
Total deferred taxation	**(120.7)**	**(112.3)**

The movement in deferred tax assets and liabilities (after offsetting balances within the same tax jurisdiction) during the year is as follows:

	2003 € million	2002 € million
As at 1 January	**(112.3)**	(107.5)
Charged to the income statement	**(6.5)**	(9.2)
Charged to equity	**(2.1)**	(1.0)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination and reflected in goodwill (refer to Note 4)	**14.8**	6.0
Arising on acquisition of subsidiaries	**(17.3)**	(4.1)
Transfer from current tax provision	**(7.4)**	(0.2)
Foreign currency translation	**10.1**	3.7
As at 31 December	**(120.7)**	**(112.3)**

Deferred tax assets and liabilities at 31 December (prior to offsetting balances within the same tax jurisdiction) are attributable to the following items:

	2003 € million	2002 € million
Deferred tax assets		
Liabilities and provisions	**36.1**	23.7
Net operating loss carry-forwards	**6.5**	14.1
Pensions and employee benefit plans	**9.6**	4.6
Other deferred tax assets	**16.8**	15.3
Total gross deferred tax assets	**69.0**	**57.7**
Deferred tax liabilities		
Tax in excess of book depreciation	**(138.4)**	(135.1)
Restatement of non-monetary assets in hyper-inflationary countries	**(0.1)**	(7.1)
Income taxed at preferential rates	**(19.8)**	(19.8)
Other deferred tax liabilities	**(31.4)**	(8.0)
Total gross deferred tax liabilities	**(189.7)**	**(170.0)**
Net deferred tax liability	**(120.7)**	**(112.3)**

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. At 31 December 2003, the Group has unrecognised deferred tax assets, attributable to tax losses that are available to carry forward against future taxable income, of €85.4m (2002: €107.4m). €16.1m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2004 and 2008, €0.8m is attributable to tax losses that will expire between 2009 and 2011, and €68.5m is attributable to tax losses that have no expiry period. Additionally, the Group has other unrecognised deferred tax assets of €12.1m (2002: €18.5m) relating to deductible temporary differences.

No income taxes are provided on undistributed earnings of foreign subsidiaries where those earnings are considered to be permanently reinvested. It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

61

13. Other non-current assets

Other non-current assets consist of the following at 31 December:

	2003 € million	2002 € million
Non-current prepayments	**5.8**	7.4
Long term debtors	**2.0**	6.0
Total other non-current assets	**7.8**	**13.4**

14. Inventories

Inventories consist of the following at 31 December:

	2003 € million	2002 € million
Finished goods	**108.9**	112.7
Raw materials and work in progress	**127.7**	135.4
Consumables	**58.7**	57.3
Payments on account	**3.6**	11.5
Total inventories	**298.9**	**316.9**

15. Trade and other receivables

Trade and other receivables consist of the following at 31 December:

	2003 € million	2002 € million
Trade receivables	**511.1**	481.6
Less: allowance for doubtful debts	**(26.3)**	(21.2)
Receivables from related parties	**57.5**	78.7
Prepayments	**50.6**	51.0
Derivative assets (refer to Note 20)	**44.3**	43.1
Other current assets	**38.7**	30.8
Total trade and other receivables	**675.9**	**664.0**

16. Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2003 € million	2002 € million
Cash at bank, in transit and in hand	**39.4**	85.6
Short term deposits	**–**	19.9
Total cash and cash equivalents	**39.4**	**105.5**

Cash and cash equivalents are held in the following currencies:

	2003 € million	2002 € million
Euro	**16.7**	35.9
Nigerian naira	**12.3**	33.2
Swiss franc	**1.7**	20.1
Croatian kuna	**0.1**	2.1
Other	**8.6**	14.2
Total cash and cash equivalents	**39.4**	**105.5**

There are restrictive controls on the movement of funds out of certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditures.

62

17. Borrowings

The Group holds the following borrowings at 31 December:

	2003 € million	2002 € million
Bank overdrafts	**50.2**	38.2
Current portion of long term borrowings	**296.3**	200.0
Bonds, bills and unsecured notes	**13.2**	173.8
Short term borrowings	**26.8**	108.7
	386.5	520.7
Obligations under finance leases falling due within one year	**10.8**	10.7
Total borrowings falling due within one year	**397.3**	**531.4**
Borrowings falling due within one to two years		
Bonds, bills and unsecured notes	**–**	300.0
Other borrowings	**2.6**	25.9
Borrowings falling due within two to five years		
Bonds, bills and unsecured notes	**578.2**	625.0
Borrowings falling due in more than five years		
Bonds, bills and unsecured notes	**713.8**	–
	1,294.6	950.9
Obligations under finance leases falling due in more than one year	**30.8**	28.4
Total borrowings falling due after one year	**1,325.4**	**979.3**
Total borrowings	**1,722.7**	**1,510.7**

The Group maintains certain committed facilities with banks. The undrawn committed facilities available to the Group at 31 December 2003 are as follows:

	€ million
Amounts expiring in less than two years	450.0
Amounts expiring in more than two years	450.0
Total undrawn committed facilities	**900.0**

In March 2002, CCHBC established a €1.0bn global commercial paper programme with various financial institutions to further diversify its short term funding sources. The programme consists of a multi-currency euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within one to 365 days.

During May 2002, CCHBC replaced its €750.0m syndicated loan facility with a €900.0m facility issued through various financial institutions. This facility will be used as a backstop to the €1.0bn global commercial paper programme and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCHBC. In the aggregate, CCHBC has a maximum available borrowing under the global commercial paper programme and the backstop facility of €1.0bn.

The use of the backstop facility may become subject to a covenant setting a minimum ratio of CCHBC's EBITDA to consolidated net interest expense of at least 3:1 in the event that either CCHBC's credit rating by Standard & Poors falls below BBB+ or CCHBC's credit rating by Moody's does not remain at or above Baa1. CCHBC's current ratings are above those required and accordingly, the Group is currently not subject to financial covenants. As at 31 December 2003, the Group exceeded the required minimum ratio of EBITDA to consolidated net interest expense. EBITDA and net consolidated interest for this purpose are calculated pursuant to CCHBC's financial statements as prepared under IFRS. No amounts have been drawn under this facility.

17. Borrowings (continued)

On 17 September 2003, CCHBC successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0m (€713.9m at 31 December 2003 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€396.6m) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€317.3m) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0m bonds which matured on 17 December 2003, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by CCHBC in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

In December 2003, CCHBC filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0bn. As at 19 March 2004, no amounts had been drawn under the shelf registration.

The present value of finance lease liabilities at 31 December is as follows:

	2003 € million	2002 € million
Less than one year	**10.8**	10.7
Later than one year but less than five years	**26.8**	24.3
Later than five years	**4.0**	4.1
Present value of finance lease liabilities	**41.6**	**39.1**

The minimum lease payments of finance lease liabilities at 31 December are as follows:

	2003 € million	2002 € million
Less than one year	**12.1**	12.9
Later than one year but less than two years	**12.3**	9.3
Later than two years but less than three years	**9.9**	9.9
Later than three years but less than four years	**6.2**	6.4
Later than four years but less than five years	**2.0**	3.4
Later than five years	**5.0**	5.7
	47.5	47.6
Future finance charges on finance leases	**(5.9)**	(8.5)
Present value of finance lease liabilities	**41.6**	**39.1**

The borrowings at 31 December are held in the following currencies:

	Current 2003 € million	Non-current 2003 € million	Current 2002 € million	Non-current 2002 € million
Euro	**366.2**	**608.4**	425.9	977.0
Swiss franc	**0.5**	**–**	50.8	–
US dollar	**7.2**	**713.8**	15.5	–
Czech koruna	**–**	**–**	2.4	–
UK sterling	**4.2**	**1.0**	8.1	0.4
Polish zloty	**2.4**	**–**	5.9	–
Slovak koruna	**8.9**	**–**	11.6	–
Nigerian naira	**0.3**	**0.8**	1.5	1.9
Other	**7.6**	**1.4**	9.7	–
Financial liabilities	**397.3**	**1,325.4**	**531.4**	**979.3**

64

17. Borrowings (continued)

	Fixed interest rate € million	Floating interest rate € million	**Total 2003 € million**	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	906.5	68.1	**974.6**	4.8%	2.0
Swiss franc	–	0.5	**0.5**	–	–
US dollar	713.8	7.2	**721.0**	5.4%	10.6
UK sterling	5.2	–	**5.2**	4.2%	2.1
Polish zloty	–	2.4	**2.4**	–	–
Slovak koruna	–	8.9	**8.9**	–	–
Nigerian naira	–	1.1	**1.1**	–	–
Other	1.4	7.6	**9.0**	6.9%	1.5
Financial liabilities	**1,626.9**	**95.8**	**1,722.7**	**5.1%**	**5.8**

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group hedges exposures to changes in interest rates and the fair value of debt by using a combination of floating and fixed interest rate swaps. Financial assets consist of cash and cash equivalents of €39.4m in 2003 (2002: €105.5m). Financial assets and liabilities falling due within one year exclude all debtors and creditors, other than borrowings.

Floating rate debt bears interest based on the following benchmark rates:

UK sterling	6 month LIBOR (London inter-bank offer rate)
US dollar	6 month LIBOR (London inter-bank offer rate)
Euro	6 month EURIBOR (European inter-bank offer rate)
Slovak koruna	1 – 6 month BRIBOR (Bratislava inter-bank offer rate)
Nigerian naira	1 month NIBOR (Nigerian inter-bank offer rate)

The above analysis is shown after taking into account the effect of interest rate swaps.

18. Trade and other liabilities

Trade and other liabilities consist of the following at 31 December:

	2003 € million	2002 € million
Trade creditors	**192.9**	205.4
Payables to related parties	**79.2**	87.1
Accruals	**256.0**	230.3
Deposit liabilities	**144.1**	136.9
Other taxation and social security liabilities	**29.1**	20.4
Current portion of provisions (refer to Note 19)	**22.9**	27.0
Derivative liabilities (refer to Note 20)	**4.5**	9.4
Dividends and capital return payable	**1.0**	–
Other payables	**28.2**	25.0
Total trade and other liabilities	**757.9**	**741.5**

65

19. Provisions

Provisions consist of the following at 31 December:

	2003 € million	2002 € million
Current		
Employee benefits	**8.5**	12.2
Restructuring and other	**14.4**	14.8
Total current provisions	**22.9**	**27.0**
Non-current		
Employee benefits	**88.9**	78.0
Restructuring and other	**7.5**	9.5
Total non-current provisions	**96.4**	**87.5**
Total provisions	**119.3**	**114.5**

The movements in restructuring and other provisions comprise:

	Restructuring 2003 € million	Other provisions 2003 € million	Total 2003 € million	Total 2002 € million
As at 1 January	7.6	16.7	**24.3**	4.4
Arising during the year	7.9	5.9	**13.8**	24.1
Utilised during the year	(10.1)	(3.8)	**(13.9)**	(3.9)
Foreign currency translation	–	(2.3)	**(2.3)**	(0.3)
As at 31 December	**5.4**	**16.5**	**21.9**	**24.3**

Restructuring provisions
In 2003 and 2002, the Group made certain provisions in connection with local restructuring initiatives. The charge to the income statement for 2003 includes €7.5m for termination benefits (2002: €6.7m), and €0.4m of other costs (2002: nil).

Other provisions
These are mainly comprised of a provision for long term onerous contracts of €6.4m in our Russian territories following the 2001 restructuring in that region. In addition, there are various customs duties, customer and employee claims.

Employee benefits
Employee benefits consist of the following at 31 December:

	2003 € million	2002 € million
Defined benefit plans		
Employee leaving indemnities	**74.0**	69.8
Pension plans	**10.9**	8.4
Total defined benefit plans	**84.9**	**78.2**
Other employee benefits		
Annual leave	**4.3**	4.9
Long service benefits – jubilee plans	**4.4**	4.5
Other employee benefits	**3.8**	2.6
Total other employee benefits	**12.5**	**12.0**
Total employee benefit obligations	**97.4**	**90.2**

66

19. Provisions (continued)

Employee benefit obligations at 31 December were split between current and non-current as follows:

	2003 € million	2002 € million
Current	**8.5**	12.2
Non-current	**88.9**	78.0
Total employee benefit obligations	**97.4**	**90.2**

Employees of CCHBC's subsidiaries in Nigeria, Greece, Bulgaria, Italy, Poland and Austria are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period. CCHBC's subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets, as does one of the two plans in Northern Ireland and the plan in Greece. The Austrian plans do not have plan assets.

The present value and funded status of defined benefit obligations are as follows at 31 December:

	2003 € million	2002 € million
Present value of funded obligations	**67.6**	64.9
Fair value of plan assets	**(45.1)**	(37.1)
	22.5	27.8
Present value of unfunded obligations	**95.3**	86.5
Unrecognised actuarial losses	**(32.2)**	(36.1)
Unrecognised past service costs	**(0.7)**	–
Defined benefit obligations	**84.9**	**78.2**

The movement in the defined benefit obligations recognised in the balance sheet is as follows:

	2003 € million	2002 € million
As at 1 January	**78.2**	53.5
Reclassified from employee leaving indemnities	**–**	23.3
Expense recognised in the income statement	**22.1**	17.0
Contributions received	**(15.5)**	(11.8)
Arising on acquisition of subsidiaries	**3.9**	–
Foreign currency translation	**(3.8)**	(3.8)
As at 31 December	**84.9**	**78.2**

The expense recognised in the income statement consists of the following for the years ended 31 December:

	2003 € million	2002 € million
Current service cost	**13.8**	12.6
Interest cost	**8.8**	9.0
Expected return on plan assets	**(2.8)**	(3.2)
Recognised net actuarial obligation loss (gain)	**2.3**	(1.4)
Total	**22.1**	**17.0**
Actual return on plan assets	**5.0**	**(9.3)**

The total defined benefit plan expenditure is included in staff costs. The expenses for defined benefit plans and other post-employment benefits are allocated to the appropriate headings of expenses by function.

67

19. Provisions (continued)

The principal actuarial assumptions for these plans are as follows:

	Nigeria 2003 %	Other 2003 %	Nigeria 2002 %	Other 2002 %
Discount rate	**18.0**	**4.0–5.5**	15.0	5.0–5.5
Expected return on plan assets	**n/a**	**5.2–7.5**	n/a	6.0–7.5
Future salary increases	**17.0**	**3.5–4.5**	14.0	3.5–4.5
Future pension increases	**n/a**	**2.3–3.0**	n/a	2.5–3.0

Defined contribution plans

The expense recognised in the income statement in 2003 for the defined contribution plans is €8.8m (2002: €7.9m). This is included in staff costs and recorded in cost of sales, selling, delivery and administrative expenses.

20. Financial instruments

Foreign currency transaction exposures

The Group has foreign exchange transaction exposures where subsidiaries hold monetary assets and liabilities, which are not denominated in the functional currency of that subsidiary. These exposures are primarily denominated in euros and US dollars.

Fair values of financial assets and liabilities

For primary financial instruments of cash, deposits, investments, short term borrowings and other financial liabilities (other than long term borrowings), fair values equate to book values. For long term borrowings, the fair value is €1,601.3m, compared to a book value of €1,590.9m.

There is no difference between the book value and the fair value of debtors and creditors falling due within one year.

The fair value of forward contracts is calculated by reference to current forward exchange rates at 31 December 2003 for contracts with similar maturity dates. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash flows. The fair value of commodities is based on independent quoted market valuations. The fair value of options is based on application of the Black-Scholes model and implied volatilities.

The Group holds interest bearing borrowings at both fixed and floating interest rates. However, as indicated above, interest rate swaps and options have been used to manage the Group's exposure to interest rates, in line with the Group's fixed/floating rate strategy.

The Group only uses derivatives for hedging purposes. The following is a summary of the Group's risk management strategies:

Interest rate

The fair value swap agreements utilised by the Group effectively modify the Group's exposure to interest rate risk and the changes in the fair value of debt by converting the Group's fixed rate debt to a floating rate based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

During 2003 and 2002, CCHBC purchased interest rate caps on floating rate debt. The decision to purchase option caps versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with the gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process.

68-

20. Financial instruments (continued)

Foreign currency
The Group is exposed to the effect of foreign currency risk on expenditures that are denominated in currencies other than the euro. Forward exchange contracts are used to hedge a portion of the Group's anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period.

Commodities
The Group is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Group uses sugar futures contracts traded on regulated futures exchanges. The sugar futures entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective in offsetting sugar price fluctuations.

Credit risk exposure
The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2003 in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is as follows:

	Assets € million	Liabilities € million
At 31 December 2003		
Current		
Interest rate swaps	**36.8**	**(3.5)**
Interest rate options	**2.3**	**–**
Commodities future contracts	**0.3**	**–**
Forward foreign exchange contracts	**4.9**	**(1.0)**
Total current	**44.3**	**(4.5)**
Non-current		
Cross currency swaps	**–**	**(89.9)**
Total non-current	**–**	**(89.9)**
At 31 December 2002		
Current		
Interest rate swaps	30.3	(9.2)
Interest rate options	2.1	–
Commodities future contracts	2.7	–
Forward foreign exchange contracts	8.0	(0.2)
Total current	**43.1**	**(9.4)**

20. Financial instruments (continued)

Net fair values of derivative financial instruments

The fair values of derivative financial instruments at 31 December designated as cash flow hedges are:

	2003 € million	2002 € million
Contracts with positive fair values		
Commodities future contracts	**0.3**	2.7
Forward foreign exchange contracts	**2.6**	0.2
	2.9	**2.9**
Contracts with negative fair values		
Interest rate swap liabilities	**–**	(1.2)
Forward foreign exchange contracts	**(0.3)**	(0.2)
	(0.3)	**(1.4)**

The fair values of derivative financial instruments at 31 December designated as fair value hedges are:

	2003 € million	2002 € million
Contracts with positive fair values		
Interest rate swap assets	**28.7**	22.1
Forward foreign exchange contracts	**0.6**	7.8
	29.3	**29.9**

The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied are:

	2003 € million	2002 € million
Contracts with positive fair values		
Interest rate swap assets	**8.1**	8.2
Interest rate options	**2.3**	2.1
Forward foreign exchange contracts	**1.7**	–
	12.1	**10.3**
Contracts with negative fair values		
Interest rate swap liabilities	**(3.5)**	(8.0)
Forward foreign exchange contracts	**(0.7)**	–
Cross currency swap payables	**(89.9)**	–
	(94.1)	**(8.0)**

70

21. Contingencies

The European Commission is currently investigating commercial practices engaged in by CCHBC's subsidiary in Austria. This forms part of a broader investigation of commercial practices of TCCC and its bottlers in Europe. The investigation commenced in July 1999, when the European Commission visited CCHBC's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against CCHBC's Austrian subsidiary in the course of 2004. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9m and requiring changes in the Group's commercial practices in respect of free-on-loan coolers in certain outlets in Greece. The fine relates to the Company's dealings with certain wholesalers during the period 1991–1999. The Group has appealed this decision, requesting an interim suspension of the decision. The Athens Administrative Court of Appeal has partly accepted the Company's interim application for suspension of the decision by suspending half of the amount of the fine imposed on the Company by the Greek Competition Authority. The appeal of the case is still pending. In relation to the case, one of the Company's competitors has filed a lawsuit against the Company claiming damages in the amount of €7.7m. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

In recent years, custom authorities in some Central and Eastern European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2003, such issues were successfully resolved in Russia. The Group still has similar issues outstanding before the Polish and Romanian customs authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

The Group is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The tax filings of CCHBC and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. Additional tax is provided for by the Group in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

22. Commitments

(a) Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December is as follows:

	2003 € million	2002 € million
Less than one year	**21.7**	17.3
Later than one year but less than five years	**37.9**	32.6
Later than five years	**7.2**	10.4
Future minimum lease payments	**66.8**	**60.3**

(b) Capital commitments

At 31 December 2003, the Group had capital commitments amounting to €54.4m (2002: €70.4m).

(c) Long term purchase commitments

As at 31 December 2003, the Group had commitments to purchase raw materials amounting to €140.9m (2002: €150.3m).

71

23. Share capital and share premium

	Number of shares (authorised and issued)	Share capital € million	Share premium € million	Total € million
As at 1 January 2002	**236,668,596**	71.0	2,140.7	**2,211.7**
Increase in par value	**–**	2.4	–	**2.4**
As at 31 December 2002	**236,668,596**	**73.4**	**2,140.7**	**2,214.1**
Capitalisation of share premium reserve	**–**	518.3	(518.3)	**–**
Return of capital to shareholders	**–**	(473.3)	–	**(473.3)**
Expenses relating to return of capital to shareholders (net of tax of €2.1m)	**–**	–	(4.0)	**(4.0)**
Stock issued to employees exercising stock options	**256,681**	0.1	3.3	**3.4**
As at 31 December 2003	**236,925,277**	**118.5**	**1,621.7**	**1,740.2**

There is only one class of shares, of which the par value is €0.50 (2002: €0.31). Each share provides the right to one vote at general meetings of CCHBC and entitles the holder to dividends declared by CCHBC.

The authorised share capital of CCHBC was increased by €518.3m at the Extraordinary General Meeting of the Company through the capitalisation of the share premium reserve and respective increase of par value of the shares from €0.31 per share to €2.50. The share capital increase was approved by shareholders at an Extraordinary General Meeting held on 15 September 2003. The increase was approved by the Greek Ministry of Development on 24 September 2003 and completed on 1 October 2003 with the payment of necessary taxes.

At the second Extraordinary General Meeting held on 31 October 2003, shareholders approved a share capital decrease of €473.3m (or a decrease of the shares' par value from €2.50 to €0.50) and the return of €2.00 per share to all shareholders. The capital repayment was financed with the net proceeds from the global offering of notes (refer to Note 17).

In December 2003, CCHBC's Board of Directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to CCHBC's stock option plan. Proceeds from the issue of the shares were €3.4m.

On 27 June 2002, the authorised share capital was increased by €2.4m at the Annual General Meeting through an increase of par value of the shares from €0.30 to €0.31 per share. The increase resulted in the capitalisation of the revaluation reserve of the Company relating to the revaluation of land and buildings.

24. Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola HBC Stock Purchase Plan, which is an equity compensation plan that eligible employees can participate in.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary CCHBC shares by contributing to the plan monthly. CCHBC will match up to a maximum of 3% of the employees' salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Stock Exchange, by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest 350 days after the purchase. However, forfeited shares are held in a reserve account by the trust, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, CCHBC matches our Greek resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which we make in December, and matching shares purchased in December vest immediately.

During 2003, 120,846 shares were purchased by CCHBC (2002: 98,679) as matching shares to employee investments. The charge to the income statement totalled €1.1m (2002: €1.5m). Of this amount, €0.4m represented employer contributions made for Greek resident employees. The cost of unvested matching shares held by the trust at the end of 2003, before they vest to employees, was €1.5m (2002: €1.2m). The total number of shares held by the trust at 31 December 2003 was 811,431 (2002: 653,398). The total contribution made by employees to the trust during 2003 was €2.3m (2002: €2.1m).

72

24. Shares held for equity compensation plan (continued)

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

The trust of the plan, in relation to the shares held in the plan on the record date for the re-capitalisation of the Company, received a capital return of €2.0 per share. This represented a total of €1.5m. Of this amount, €0.6m was paid to the participants in cash and €0.9m was used to purchase CCHBC shares, which vested immediately.

25. Reserves

The reserves of the Group at 31 December are as follows:

	2003 € million	2002 € million
Revaluation reserve	**49.5**	49.5
Exchange equalisation reserve	**15.9**	147.7
Hedging reserve (net of deferred tax of €0.3m; 2002: €1.0m)	**2.3**	0.4
Tax-free reserve	**230.1**	210.1
Statutory reserve	**46.4**	25.9
Other reserves	**18.3**	22.8
Total reserves	**362.5**	**456.4**

Revaluation reserve
The revaluation reserve relates to land and buildings that have been revalued subsequent to purchase. It comprises the cumulative increase in the base value of these items. There are restrictions on the distribution of the revaluation reserve.

Exchange equalisation reserve
The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities not reporting in the Group's reporting currency, the euro.

Hedging reserve
Hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances.

Tax-free reserve
Tax-free reserve includes investment tax incentive and other tax-free partially taxed reserves of the parent entity, Coca-Cola Hellenic Bottling Company S.A. The tax-free reserve may be distributed if taxed, where applicable.

Statutory and other reserves
Statutory and other reserves are particular to the various countries the Group operates in. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €25.6m (2002: €22.5m).

26. Dividends

The directors propose a dividend of €0.20 per share (totalling €47.4m) for the year ended 31 December 2003. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 11 June 2004. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2004.

During 2003, a dividend of €0.19 per share (totalling €45.0m) was paid in respect of the dividend declared for the year ended 31 December 2002.

27. Minority interests

The movements in minority interests are as follows:

	2003 € million	2002 € million
As at 1 January	**89.6**	111.1
Share of net profit of subsidiaries	**14.2**	19.2
Dividends paid	**(6.0)**	(7.4)
Arising on acquisition of controlling interest in subsidiary	**–**	1.9
Adjustment to acquisition value of subsidiaries acquired in 2002	**(0.5)**	–
Acquisition of shares held by minority interests	**(7.6)**	(24.8)
Reinvestment of dividend in to minority shares	**0.3**	–
Foreign currency translation	**(9.6)**	(10.4)
As at 31 December	**80.4**	**89.6**

28. Business combinations

During 2003, the Group acquired controlling interests or increased its controlling interest in the following entities:

	Note	Location	Effective dates of acquisition 2003	Net tangible assets applicable € million	Acquisition of trademarks € million	Goodwill arising € million	Amount of consideration € million
Multivita sp. z o.o.	a	Poland	02.10.2003	5.0	–	6.0	11.0
Römerquelle GmbH	b	Austria	05.12.2003	(4.4)	50.9	17.3	63.8
Tsakiris S.A.	c	Greece	30.12.2003	(3.9)	–	10.1	6.2
				(3.3)	**50.9**	**33.4**	**81.0**
Acquisition of minority interests		Bulgaria, Nigeria, Romania, Russia, Serbia and Montenegro		7.6	–	0.6	8.2
Total acquisitions during 2003				**4.3**	**50.9**	**34.0**	**89.2**

	€ million
Total consideration	**89.2**
Plus: payment for acquisition of minority interests in Switzerland in 2003	50.7
Plus: other cash payments deferred from 2002	0.9
Plus: pre-acquisition dividend paid to shareholders of Valser	1.5
Less: cash and cash equivalent balances acquired	(0.6)
Less: cash payments deferred until 2004	(0.3)
Cash outflow included in cash flow	**141.4**

74

28. Business combinations (continued)

2003

(a) Acquisition of Multivita sp. z o.o.
On 2 October 2003, CCHBC completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o. ('Multivita'), in a joint acquisition with TCCC. Total consideration for the acquisition was €21.0m (excluding acquisition costs), of which CCHBC's share was €10.5m. The acquisition comprised a production facility at Tylicz and the company's mineral water brands.

CCHBC acquired the business except for the trademark, which was acquired by TCCC. The acquisition has been accounted for using the purchase method of accounting.

Due to the recent closure of the acquisition, the fair values of the significant assets and liabilities assumed are preliminary and pending finalisation of valuations. At this stage the fair values are as follows:

	€ million
Property, plant and equipment	5.4
Other non-current assets	0.4
Inventories	0.2
Short term borrowings	(0.7)
Other current liabilities	(0.3)
Fair value of net tangible assets acquired	**5.0**
Goodwill arising on acquisition	6.0
Fair value of net assets acquired	**11.0**
Cash paid to former shareholders	10.5
Costs of acquisition	0.5
Total consideration	**11.0**

The contribution of Multivita to the results of the Group was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Group recording €6.0m of goodwill in its developing countries segment.

75

28. Business combinations (continued)

(b) Acquisition of Römerquelle GmbH

On 5 December 2003, CCHBC acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH ('Römerquelle'). Total consideration for the acquisition was €63.3m (excluding acquisition costs), with the assumption of debt of an additional €6.4m. The acquisition comprised production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

The acquisition has been accounted for using the purchase method of accounting.

Due to the recent closure of the acquisition, the fair values of the significant assets and liabilities assumed are preliminary and pending finalisation of valuations. At this stage the fair values are as follows:

	€ million
Property, plant and equipment	25.5
Long term investments	0.4
Other non-current assets	0.9
Inventories	2.6
Short term investments	6.4
Cash and cash equivalents	0.1
Other current assets	7.8
Short term borrowings	(6.4)
Other current liabilities	(20.2)
Non-current liabilities	(4.2)
Fair value of net tangible assets acquired	**12.9**
Trademarks	50.9
Deferred tax liability on trademarks	(17.3)
Goodwill arising on acquisition	17.3
Fair value of net assets acquired	**63.8**
Cash paid to former shareholders	63.3
Costs of acquisition	0.5
Total consideration	**63.8**

The contribution of Römerquelle to the results of the Group was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Group recording €50.9m of trademarks and €17.3m of goodwill in its established countries segment.

70

28. Business combinations (continued)

c) Acquisition of Tsakiris S.A.

On 30 December 2003, CCHBC acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. ('Tsakiris'), from Plias S.A. (refer to Note 32). Cash consideration for the acquisition was €6.2m, with the assumption of debt of an additional €9.3m.

The acquisition has been accounted for using the purchase method of accounting.

Due to the recent closure of the acquisition, the fair values of the significant assets and liabilities assumed are preliminary and pending finalisation of valuations. At this stage the fair values are as follows:

	€ million
Property, plant and equipment	4.5
Inventories	0.3
Cash and cash equivalents	0.5
Other current assets	3.3
Short term borrowings	(9.3)
Other current liabilities	(2.1)
Non-current liabilities	(1.1)
Fair value of net tangible assets acquired	**(3.9)**
Goodwill arising on acquisition	10.1
Fair value of net assets acquired	**6.2**
Cash paid to Plias S.A.	6.2
Costs of acquisition	–
Total consideration	**6.2**

The contribution of Tsakiris to the results of the Group was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Group recording €10.1m of goodwill in its established countries segment.

2002

(a) Acquisition of bottling operations in Estonia, Latvia and Lithuania

On 2 January 2002, CCHBC acquired all TCCC owned bottling operations in the Baltic countries of Estonia, Lithuania and Latvia (AS Eesti Coca-Cola Joogid, Coca-Cola Bottlers Lietuva and 96% of Coca-Cola Dzerieni). These entities hold the Coca-Cola franchise for the whole of the Baltics region. The acquisition has been accounted for using the purchase method of accounting.

Further adjustments have been made in 2003, as additional information has become available that assists in determining the fair values at acquisition. As a result of the acquisition, the Group recorded €11.0m of goodwill in its developing countries segment.

Details of the acquisition are as follows:

	As reported 2002 € million	Adjustments 2003 € million	Final fair values € million
Property, plant and equipment	19.6	–	**19.6**
Inventories	4.0	–	**4.0**
Cash and cash equivalents	2.3	–	**2.3**
Other current assets	10.3	0.5	**10.8**
Current liabilities	(10.2)	–	**(10.2)**
Long term borrowings	(30.1)	–	**(30.1)**
Minority interests	(0.1)	–	**(0.1)**
Fair value of net tangible assets acquired	**(4.2)**	**0.5**	**(3.7)**
Goodwill arising on acquisition	11.5	(0.5)	**11.0**
Fair value of net assets acquired	**7.3**	**–**	**7.3**
Cash paid to TCCC	7.2	–	**7.2**
Costs of acquisition	0.1	–	**0.1**
Total consideration	**7.3**	**–**	**7.3**

77

28. Business combinations (continued)

(b) Acquisition of Valser Mineralquellen AG

On 30 September 2002, CCHBC jointly acquired with TCCC the Swiss mineral water bottler, Valser Mineralquellen AG ('Valser'), a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3m (excluding costs), of which CCHBC's share was €58.7m. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser's production and distribution facilities.

CCHBC acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.

Further adjustments have been made in 2003 as additional information has become available that assists in determining the fair values at acquisition.

Details of the acquisition are as follows:

	As reported 2002 € million	Adjustments 2003 € million	**Final fair values € million**
Property, plant and equipment	36.1	(2.8)	**33.3**
Other non-current assets	6.0	1.1	**7.1**
Inventories	2.2	–	**2.2**
Trade and other receivables	5.7	(0.1)	**5.6**
Cash and cash equivalents	13.6	–	**13.6**
Other current assets	6.9	1.4	**8.3**
Short term borrowings	–	(1.0)	**(1.0)**
Dividends payable to former shareholders	(4.7)	(1.5)	**(6.2)**
Other current liabilities	(35.3)	1.8	**(33.5)**
Fair value of net tangible assets acquired	**30.5**	**(1.1)**	**29.4**
Goodwill arising on acquisition	28.6	1.2	**29.8**
Fair value of net assets acquired	**59.1**	**0.1**	**59.2**
Cash paid to former shareholders	58.7	–	**58.7**
Costs of acquisition	0.4	0.1	**0.5**
Total consideration	**59.1**	**0.1**	**59.2**

The results for Valser are included in the consolidated statements of income from the date of acquisition. For the three months to 31 December 2002, the Valser acquisition contributed €0.7m to the net profit of the Company. The acquisition has resulted in the Company recording €29.8m of goodwill in its established countries segment.

78

28. Business combinations (continued)

(c) Acquisition of Dorna Apemin S.A.

On 17 December 2002, CCHBC jointly acquired with TCCC the majority of the shares in the Romanian premier sparkling mineral water company, Dorna Apemin S.A. ('Dorna'). Total consideration for the acquisition was €39.0m (excluding costs), of which CCHBC's share was €19.5m. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters.

The Group's interest in the acquisition represented 49.1% of the outstanding shares in Dorna (a further 0.8% has since been purchased from the minority shareholders). CCHBC has control of the entity and has fully consolidated the net assets of Dorna. The acquisition has been accounted for using the purchase method of accounting.

Further adjustments have been made in 2003 as additional information has become available that assists in determining the fair values at acquisition.

Details of the acquisition are as follows:

	As reported 2002 € million	Adjustments 2003 € million	Final fair values € million
Property, plant and equipment	8.8	0.3	**9.1**
Other non-current assets	0.5	(0.5)	**-**
Inventories	0.7	–	**0.7**
Trade and other receivables	0.6	(0.1)	**0.5**
Cash and cash equivalents	0.8	–	**0.8**
Short term borrowings	(3.1)	–	**(3.1)**
Other current liabilities	(4.7)	(1.5)	**(6.2)**
Long term borrowings	(0.1)	–	**(0.1)**
Other non-current liabilities	(0.2)	0.3	**0.1**
Minority interests	(1.8)	0.5	**(1.3)**
Fair value of net tangible assets acquired	**1.5**	**(1.0)**	**0.5**
Trademarks	–	2.3	**2.3**
Goodwill arising on acquisition	18.1	(0.8)	**17.3**
Fair value of net assets acquired	**19.6**	**0.5**	**20.1**
Cash paid to former shareholders	19.5	–	**19.5**
Costs of acquisition	0.1	0.5	**0.6**
Total consideration	**19.6**	**0.5**	**20.1**

The contribution of Dorna to the results of the Group was negligible for the year ended 31 December 2002. The acquisition has resulted in the Group recording €17.3m of goodwill and €2.3m of trademarks in its emerging countries segment.

(d) Acquisition of minority interest in Switzerland

CCHBC successfully closed the acquisition of an outstanding 26.1% interest in its Swiss subsidiary in December 2002. The minority interest was previously held by EWN Geträenke Holdings GmbH. Of the €56.3m consideration payable, €5.6m was paid in 2002 and the remaining €50.7m was paid in May 2003.

29. Directors' remuneration

The total compensation of directors paid during the year amounted to €2.3m (2002: €1.6m). In addition to salary, in 2003 the Group provided non-cash benefits to the directors. Pension and other post-employment benefits for the directors during the year amounted to €2.4m (2002: €0.6m).

The total number of stock options granted and the total number of phantom stock options converted into stock options for directors amounted to 0.4m.

30. Stock option compensation plan

CCHBC operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee's performance and service period. Options are granted at an exercise price of the average mid-price of the Company's shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium. There is no charge to the income statement for employee stock option awards.

The following table summarises information on stock options outstanding. The table also reflects revisions made by the Company to stock option exercise prices to reflect the impact of the re-capitalisation of the Company (refer to Note 23 for further details):

	Exercise price before re-capitalisation €	Exercise price after re-capitalisation €	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan								
Sub Plan 1	25.06	23.32	fully vested	–	–	–	11.07.2008	335,906
Sub Plan 2	22.71	20.97	fully vested	–	–	–	29.09.2008	30,260
Sub Plan 3	18.80	17.06	fully vested	–	–	–	08.12.2009	625,384
Sub Plan 4	16.22	14.68	fully vested	–	–	–	12.12.2010	2,456,834
Sub Plan 5	13.35	12.08	two-thirds	28.06.2004	–	–	27.06.2011	66,668
Sub Plan 6	16.05	14.53	two-thirds	13.12.2004	–	–	12.12.2011	1,742,467
2003 A Stock Option Plan	14.31	12.95	one-third	11.12.2004	11.12.2005	–	10.12.2012	478,877
2003–2004 Stock Option Plan	n/a	16.76	none	15.12.2004	15.12.2005	15.12.2006	14.12.2013	705,000
Total								**6,441,396**

A summary of stock option activity under all plans is as follows:

	Number of stock options 2003	Weighted average exercise price[2] 2003	Number of stock options 2002	Weighted average exercise price[2] 2002
Outstanding on 1 January	**5,724,958**	**15.40**	5,896,488	15.40
Granted[3]	**1,423,900**	**14.84**	–	n/a
Exercised	**(256,681)**	**13.14**	–	n/a
Forfeited	**(450,781)**	**14.59**	(171,530)	15.50
Outstanding on 31 December	**6,441,396**	**15.42**	**5,724,958**	**15.40**
Exercisable on 31 December	**4,826,028**	**15.52**	**3,475,202**	**16.01**

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

[2] Adjusted to reflect adjustments in the exercise prices due to re-capitalisation

[3] Including converted stock appreciation rights (SARs) – refer to Note 31 for further details

31. Stock appreciation rights

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (SARs), based on an employee's performance and service period. The terms of the SARs are based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders receive a payment equal to the difference between the market price of CCHBC's shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

The following table summarises information on SARs outstanding. The table also reflects revisions made by the Company to the SARs exercise price to reflect the impact of the re-capitalisation of the Company:

	Exercise price before re-capitalisation €	Exercise price after re-capitalisation €	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan								
1998 A	25.06	23.32	fully vested	–	–	–	11.07.2008	165,240
1998 B	22.71	20.97	fully vested	–	–	–	29.09.2008	7,999
1999	18.80	17.06	fully vested	–	–	–	08.12.2009	208,768
2000	16.22	14.68	fully vested	–	–	–	12.12.2010	292,700
2001	16.05	14.53	two-thirds	13.12.2004	–	–	12.12.2011	123,700
2002	14.31	12.95	one-third	11.12.2004	11.12.2005	–	10.12.2012	19,500
2003–2004	n/a	16.76	none	15.12.2004	15.12.2005	15.12.2006	14.12.2013	20,000
Total								**837,907**

A summary of SARs activity under all plans is as follows:

	Number of SARs 2003	Weighted average exercise price[4] 2003	Number of SARs 2002	Weighted average exercise price[4] 2002
Outstanding on 1 January	**1,631,828**	**15.30**	1,304,867	17.15
Granted	**20,000**	**16.76**	738,400	12.95
Exercised	**-**	**n/a**	(4,167)	14.68
Converted into stock options	**(718,900)**	**12.95**	–	n/a
Forfeited	**(95,021)**	**18.14**	(407,272)	16.97
Outstanding on 31 December	**837,907**	**17.02**	**1,631,828**	**15.30**
Exercisable on 31 December	**763,674**	**17.24**	**700,328**	**17.96**

The compensation expense relating to SARs recorded for 2003 amounted to €0.9m (2002: nil).

[4] Adjusted to reflect adjustments in the exercise prices due to re-capitalisation

81

32. Related party transactions

(a) The Coca-Cola Company

As at 31 December 2003, TCCC indirectly owned 24.0% of the issued shares of CCHBC. TCCC considers CCHBC to be a 'key bottler', and has entered into bottler's agreements with CCHBC in respect of each of CCHBC's territories. All the bottler's agreements entered into by TCCC and CCHBC are Standard International Bottler's ('SIB') agreements. The bottler's agreements for Austria, Italy (Northern and Central), Greece, Republic of Ireland and Northern Ireland are TCCC's standard European Union SIB agreements and differ from the SIB agreements for the other countries only to the extent necessary to comply with European Union legislation. The terms of the bottler's agreements grant CCHBC's territories the right to produce and the exclusive right to sell and distribute the beverages of TCCC. Consequently, CCHBC is obliged to purchase all its requirements for concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion until 2023.

TCCC owns or has applied for the trademarks that identify its beverages in all of CCHBC's countries. TCCC has authorised CCHBC and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the year amounted to €908.8m (2002: €842.9m).

TCCC makes discretionary marketing contributions to CCHBC's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total contributions received from TCCC for marketing and promotional incentives during the year amounted to €41.2m (2002: €72.6m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2003, such contributions totalled €19.0m (2002: €30.4m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2003, these contributions totalled €22.2m (2002: €42.2m). TCCC has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year.

In addition, support payments received from TCCC for the placement of cold drink equipment were €22.5m (2002: €18.3m).

The Company purchased €1.0m of fixed assets from TCCC in 2002. No fixed assets were purchased in 2003.

During the year, the Company sold €7.0m of finished goods and raw materials to TCCC (2002: €21.3m).

Other income primarily comprises a toll filling relationship in Hungary of €4.9m (2002: nil) and rent, facility and other costs of €6.8m (2002: €2.0m). Other expenses relate to facility costs charged by TCCC, a toll filling relationship and shared costs. These other expenses amounted to €14.6m (2002: €1.8m). With the exception of the toll-filling arrangement, amounts are included in selling, delivery and administrative expenses.

On 23 November 2001, the Company completed the purchase from TCCC of the bottling operations in the Russian Federation (Star Bottling Limited (Cyprus) and the 40% equity stake held by TCCC in Coca-Cola Molino Beverages Limited). In addition, on 2 January 2002, CCHBC completed the purchase of the bottling operations in the Baltic states of Estonia, Latvia and Lithuania. Cash consideration of €27.3m was paid to TCCC in December 2001. The remaining balance on the acquisitions of €106.8m was paid in August 2002. Interest expense included interest paid to TCCC amounting to €3.5m for the year ended 31 December 2002. There was no interest payable in respect of the year ended 31 December 2003.

In 2003, the Company received €7.6m from TCCC for the sale of trademarks. Of this, €2.3m related to the sale of the water brand trademark 'Dorna' in 2003. The remainder related to the sale of the water brand trademark 'Naturaqua' in 2002. The consideration received for 'Naturaqua' has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognised as income, if such criteria are satisfied. As at 31 December 2003, €4.2m (2002: €5.3m) was included in deferred income in the balance sheet.

At 31 December 2003, the Company had a total of €49.6m (2002: €68.1m) due from TCCC, and a total amount due to TCCC of €68.5m (2002: €75.2m).

82

32. Related party transactions (continued)

(b) Frigoglass S.A. ('Frigoglass')

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics. Frigoglass is related to CCHBC by way of 44.1% ownership by The Kar-Tess Group. Frigoglass has a controlling interest in Frigoglass S.A. Industries Limited, a company in which CCHBC has an 18% effective interest, through its investment in Nigerian Bottling Company plc.

Under an agreement dated 24 June 1999, CCHBC is obliged to obtain at least 60% of its annual requirements for coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass. This agreement runs until 31 December 2004. CCHBC has the status of most favoured customer of Frigoglass, on a non-exclusive basis.

During the year, the Group made purchases of €155.9m (2002: €135.4m) of coolers, raw materials and containers from Frigoglass and its subsidiaries. As at 31 December 2003, CCHBC owed €9.5m (2002: €10.9m) to Frigoglass and was owed €0.3m (2002: €0.2m).

(c) Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Leonidas Ioannou and Mr Anastassios Leventis have been nominated by the Kar-Tess Group on the board of CCHBC. Mr Henry Schimberg and Mr A.R.C. (Sandy) Allan, a Senior Vice President of TCCC, have been nominated by TCCC on the board of CCHBC. There have been no transactions between CCHBC and the directors except for remuneration (refer to Note 29).

(d) Other

Beverage Partners Worldwide ('BPW')

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2003, the Group purchased inventory from BPW amounting to €21.4m (2002: €14.6m). As at 31 December 2003, CCHBC owed €0.1m (2002: €0.3m) to BPW and was owed €1.2m (2002: €1.5m).

The Kar-Tess Group

The Kar-Tess Group held 30.4% of the issued share capital of CCHBC as at 31 December 2003. This reflected a reduction of 9.4% from the 39.8% held at 31 December 2002, due to the transfer on 18 November 2003 of shares from Kar-Tess Holding S.A. (a member of the Kar-Tess Group) to individuals and entities who were either shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them.

Leventis Overseas & AG Leventis (Nigeria) PLC

Leventis Overseas and AG Leventis (Nigeria) PLC are related to CCHBC by way of common directors, where significant influence exists. During 2003, CCHBC's Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totalling €18.3m (2002: €24.0m) and incurred rental expenses of €1.0m (2002: €1.0m). At 31 December 2003, the Group owed €0.9m (2002: €0.7m) and was owed €0.1m (2002: €0.4m).

Plias S.A. and its subsidiaries ('Plias')

Plias is related to CCHBC by way of some common shareholdings. During the year, the Group sold €14.9m of finished goods to Plias (2002: €12.2m) and did not receive any contributions (2002: €0.8m), and purchased €1.1m of coolers (2002: nil), from Plias. At 31 December 2003, Plias owed €6.3m to the Group (2002: €7.2m).

On 30 December 2003, CCHBC completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A., from Plias. Cash consideration of €6.2m was paid to Plias in December 2003.

Other Coca-Cola bottlers

The Group purchased €1.1m of finished goods from other Coca-Cola bottlers in which TCCC has significant influence (2002: €3.0m). At 31 December 2003, the Group owed €0.2m (2002: nil).

There are no material transactions with other related parties for the year ended 31 December 2003.

33. List of principal subsidiary undertakings

The following are the principal subsidiary undertakings of CCHBC at 31 December:

	Country of registration	% ownership 2003	% ownership 2002
3E (Cyprus) Limited	Cyprus	**100.0%**	100.0%
AS Coca-Cola HBC Eesti	Estonia	**100.0%**	100.0%
Balkaninvest Holdings Limited	Cyprus	**100.0%**	100.0%
Brewinvest S.A.	Greece	**50.0%**	50.0%
Burgas Bottling Company Limited	Bulgaria	**–**	75.0%
CC Beverages Holdings II B.V.	The Netherlands	**100.0%**	100.0%
CCB Management Services GmbH	Austria	**100.0%**	100.0%
CCB Production Services d.o.o.	Bosnia and Herzegovina	**100.0%**	100.0%
CCB Services Limited	England and Wales	**100.0%**	100.0%
CCBC Services Limited	Republic of Ireland	**100.0%**	100.0%
Chisinau Beverage Services S.R.L.	Moldova	**100.0%**	100.0%
Clarina Bulgaria Limited	Bulgaria	**100.0%**	100.0%
Clarina Holding S.àr.l	Luxembourg	**100.0%**	100.0%
Coca-Cola Bevande Italia S.r.l.	Italy	**100.0%**	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	**100.0%**	100.0%
Coca-Cola Beverages AG	Switzerland	**99.9%**	99.9%
Coca-Cola Beverages Austria GmbH	Austria	**100.0%**	100.0%
Coca-Cola Beverages Belorussiya	Belarus	**100.0%**	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	**100.0%**	100.0%
Coca-Cola Beverages Ceska republika, spol sr.o.	Czech Republic	**100.0%**	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	**100.0%**	100.0%
Coca-Cola Beverages Hrvatska d.d.	Croatia	**99.9%**	99.9%
Coca-Cola Beverages Polska sp. z o.o.	Poland	**100.0%**	100.0%
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	**100.0%**	100.0%
Coca-Cola Beverages Slovenia d.d.	Slovenia	**100.0%**	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	**100.0%**	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	**100.0%**	100.0%
Coca-Cola Bottlers Armenia	Armenia	**90.0%**	90.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	**100.0%**	100.0%
Coca-Cola Bottlers Iasi S.A.	Romania	**99.2%**	99.2%
Coca-Cola Bottlers Oryel LLC	Russia	**100.0%**	100.0%
Coca-Cola Bottlers Sofia Limited	Bulgaria	**–**	60.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	**100.0%**	100.0%
Coca-Cola Bottling Enterprise Constanta S.A.	Romania	**–**	100.0%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	**92.9%**	92.9%
Coca-Cola Distributors Sofia	Bulgaria	**–**	60.0%
Coca-Cola HBC Bulgaria AD	Bulgaria	**85.4%**	–
Coca-Cola HBC Finance B.V.	The Netherlands	**100.0%**	100.0%
Coca-Cola HBC Finance plc	England and Wales	**100.0%**	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	**100.0%**	–
Coca-Cola HBC Romania Ltd	Romania	**100.0%**	100.0%
Coca-Cola Magyarország Italok Kft	Hungary	**100.0%**	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	**100.0%**	100.0%
Deepwaters Investments Limited	Cyprus	**50.0%**	50.0%
Dorna Apemin S.A.	Romania	**49.9%**	49.1%
Dorna Investments Limited	Guernsey	**50.0%**	50.0%
Dunlogan Limited	Northern Ireland	**100.0%**	100.0%
Elxym S.A.	Greece	**100.0%**	100.0%
IBP Beograd A.D.	Serbia	**88.8%**	87.8%
IBP Mont d.o.o.	Montenegro	**88.8%**	87.8%
Jayce Enterprises Limited	Cyprus	**100.0%**	100.0%

84

33. List of principal subsidiary undertakings (continued)

	Country of registration	% ownership 2003	% ownership 2002
John Daly and Company Limited	Republic of Ireland	**100.0%**	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	**100.0%**	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	**90.0%**	90.0%
LLC Coca-Cola HBC Eurasia	Russia	**100.0%**	100.0%
LLC Coca-Cola Stavropolye Bottlers	Russia	**100.0%**	72.0%
LLC Coca-Cola Vladivostok Bottlers	Russia	**100.0%**	100.0%
Molino Beverages Holding S.à.r.l	Luxembourg	**100.0%**	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	**100.0%**	100.0%
Nigerian Bottling Company plc	Nigeria	**66.3%**	66.3%
Panpak Limited	Republic of Ireland	**100.0%**	100.0%
Pleven Bottling Company Limited	Bulgaria	**–**	59.0%
Plovdiv Bottling Company Limited	Bulgaria	**–**	62.0%
S.C. Cristalina S.A.	Romania	**33.4%**	32.9%
SIA Coca-Cola HBC Latvia	Latvia	**96.0%**	96.0%
Sofia Beverage Company A.D.	Bulgaria	**–**	100.0%
Softbev Investments Limited	Cyprus	**100.0%**	100.0%
Softbul Investments Limited	Cyprus	**100.0%**	100.0%
Softinvest Holdings Limited	Cyprus	**100.0%**	100.0%
Standorg Assets Kft	Hungary	**100.0%**	100.0%
Star Bottling Limited	Cyprus	**100.0%**	100.0%
Telerex S.A.	Greece	**100.0%**	100.0%
Targovishte Bottling Company Limited	Bulgaria	**–**	75.0%
UAB Coca-Cola HBC Lietuva	Lithuania	**100.0%**	100.0%
Valser Mineralquellen AG	Switzerland	**100.0%**	100.0%

Brewinvest S.A. is accounted for using the proportional consolidation method. For further details, refer to Note 34.

Completion of the acquisition of the following subsidiary undertakings took place on 2 October 2003:

Multivita sp. z o.o.	Poland	50.0%

Completion of the acquisitions of the following subsidiary undertakings occurred on 5 December 2003:

Römerquelle GmbH	Austria	100.0%

Completion of the acquisitions of the following subsidiary undertakings occurred on 30 December 2003:

Tsakiris S.A.	Greece	100.0%

As at 1 February 2003, the Bulgarian entities above, with the exception of Clarina Bulgaria Limited, were merged into one entity, 'Coca-Cola Hellenic Bottling Company Bulgaria A.D.'.

As at 1 June 2003, Coca-Cola Bottling Enterprise Constanta S.A. was merged into Coca-Cola HBC Romania Ltd.

85

34. Joint venture

The Group has a 50% interest in a joint venture, Brewinvest S.A., a Group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM.

The joint venture is accounted for by proportionate consolidation, whereby the share of ownership of assets, liabilities, revenues and expenses are taken into the consolidated balance sheet and consolidated income statement.

The following represents the Group's share of the assets, liabilities, revenues and expenses of the joint venture at 31 December:

	2003 € million	2002 € million
Balance sheet		
Non-current assets	**56.4**	51.0
Current assets	**15.1**	16.0
Total assets	**71.5**	**67.0**
Non-current liabilities	**(2.2)**	(1.5)
Current liabilities	**(12.4)**	(13.1)
Total liabilities	**(14.6)**	**(14.6)**
Net assets	**56.9**	**52.4**
Income statement		
Net sales revenue	**46.2**	43.9
Profit before taxation	**5.3**	5.5
Taxation	**(0.8)**	(0.9)
Net profit	**4.5**	**4.6**

35. Post-balance sheet events

On 28 January 2004, CCHBC completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2m (excluding costs).

Due to the recent closure of the acquisition, the fair values of the significant assets and liabilities assumed are preliminary and pending finalisation of valuations. At this stage the fair values are as follows:

	€ million
Property, plant and equipment	4.1
Cash and cash equivalents	0.2
Other current assets	0.1
Short term borrowings	(0.7)
Other current liabilities	(0.2)
Fair value of net tangible assets acquired	**3.5**
Water rights	0.4
Goodwill arising on acquisition	3.5
Fair value of net assets acquired	**7.4**
Cash paid to former shareholders	7.2
Costs of acquisition	0.2
Total consideration	**7.4**

86

Report of independent auditors

Shareholders and Board of Directors

We have audited the accompanying consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries ('the Company') as at 31 December 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as at 31 December 2002 and 31 December 2001 and for the years then ended were audited by other auditors whose report dated 21 March 2003 expressed an unqualified opinion on those statements and included an explanatory paragraph that described the adoption of Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets,* in 2002, as discussed in Notes 1 and 3 to the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as at 31 December 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

PricewaterhouseCoopers

PricewaterhouseCoopers S.A.
Athens
19 March 2004

Consolidated statements of income

	2003 € million	2002 € million	2001 € million
Net sales revenue	**4,017.5**	**3,839.4**	**3,398.1**
Cost of goods sold	**(2,443.6)**	(2,366.4)	(2,083.9)
Gross profit	**1,573.9**	**1,473.0**	**1,314.2**
Selling, delivery and administrative expenses	**(1,196.0)**	(1,178.5)	(1,074.7)
Amortisation of intangible assets	**–**	–	(77.8)
Operating profit	**377.9**	**294.5**	**161.7**
Interest expense	**(64.7)**	(70.3)	(77.3)
Interest income	**11.5**	10.3	9.2
Other income	**4.9**	6.5	0.2
Other expense	**(7.1)**	(4.2)	(6.4)
Income before income taxes	**322.5**	**236.8**	**87.4**
Income tax expense	**(83.9)**	(73.3)	(18.2)
Share of income (loss) of equity method investees	**4.3**	4.3	(1.6)
Minority interests	**(11.0)**	(15.8)	(15.4)
Net income before cumulative effect of accounting change	**231.9**	**152.0**	**52.2**
Cumulative effect of accounting change for SFAS No.142, net of income taxes of €25.0m in 2002	**–**	(94.0)	–
Net income	**231.9**	**58.0**	**52.2**
Basic and diluted net income per share (in euros)			
Before cumulative effect of accounting change	**0.98**	0.65	0.22
Cumulative effect of accounting change	**–**	(0.40)	–
Basic and diluted net income per share	**0.98**	**0.25**	**0.22**

See Notes to the consolidated financial statements.

88

Consolidated statements of cash flows

	2003 € million	2002 € million	2001 € million
Operating activities			
Net income	**231.9**	58.0	52.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortisation	**272.9**	270.2	314.6
Deferred income taxes	**(5.6)**	(20.5)	(33.7)
Losses (gains) on disposals of assets	**8.1**	(4.9)	13.3
Minority interests	**11.0**	15.8	15.4
Share of (income) loss of equity method investees	**(4.3)**	(4.3)	1.6
Cumulative effect of accounting change for SFAS No. 142, before income taxes	**–**	119.0	–
Changes in operating assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable and other current assets	**27.5**	(23.9)	2.9
Inventories	**(2.0)**	(47.0)	(6.9)
Accounts payable and accrued expenses	**39.9**	(11.6)	46.6
Net cash provided by operating activities	**579.4**	**350.8**	**406.0**
Investing activities			
Purchases of property, plant and equipment	**(340.7)**	(301.4)	(257.3)
Proceeds from disposals of property, plant and equipment	**14.9**	22.0	19.6
Cash payments for acquisitions, net of cash acquired	**(90.7)**	(192.6)	(66.1)
Proceeds from sale of trademarks	**7.6**	–	–
Proceeds from sale of investments	**3.0**	0.2	0.6
Purchase of investments	**(3.3)**	–	–
Net cash used in investing activities	**(409.2)**	**(471.8)**	**(303.2)**
Financing activities			
Proceeds from issuance of debt	**1,116.8**	545.7	939.4
Repayments of debt	**(814.3)**	(396.2)	(991.5)
Payments on capital lease obligations	**(10.7)**	(7.8)	(6.7)
Return of capital to shareholders	**(472.9)**	–	–
Proceeds from issue of shares	**3.4**	–	–
Dividends paid	**(50.0)**	(49.6)	(44.0)
Net cash (used in) provided by financing activities	**(227.7)**	**92.1**	**(102.8)**
Effect of exchange rates on cash	**(8.3)**	(11.5)	(1.6)
Net decrease in cash and cash equivalents	**(65.8)**	**(40.4)**	**(1.6)**
Cash and cash equivalents at beginning of year	**101.3**	141.7	143.3
Cash and cash equivalents at end of year	**35.5**	**101.3**	**141.7**

See Notes to the consolidated financial statements.

89

Consolidated balance sheets

As at 31 December

	2003 € million	2002 € million
Assets		
Current assets:		
Cash and cash equivalents	**35.5**	101.3
Trade accounts receivable, less allowances of €25.8m in 2003 and €20.7m in 2002	**482.3**	457.5
Inventories	**291.1**	309.3
Receivables from related parties	**57.2**	78.2
Taxes receivable	**12.8**	11.3
Deferred income taxes	**30.7**	20.2
Prepaid expenses	**51.2**	51.9
Derivative assets	**44.3**	43.1
Other current assets	**44.6**	30.6
Total current assets	**1,049.7**	**1,103.4**
Property, plant and equipment:		
Land	**98.1**	99.4
Buildings	**675.7**	682.3
Returnable containers	**220.2**	216.1
Production and other equipment	**1,851.2**	1,725.1
	2,845.2	2,722.9
Less accumulated depreciation	**(1,027.4)**	(856.6)
	1,817.8	1,866.3
Construction in progress	**55.8**	30.3
Advances for equipment purchases	**14.5**	26.6
	1,888.1	1,923.2
Investment in equity method investees	**57.4**	53.3
Deferred income taxes	**0.5**	78.1
Other tangible non-current assets	**25.2**	20.3
Franchise rights	**1,948.4**	2,017.4
Goodwill and other intangible assets	**764.6**	699.2
Total assets	**5,733.9**	**5,894.9**

See Notes to the consolidated financial statements.

90

Consolidated balance sheets

	2003 € million	2002 € million
Liabilities and shareholders' equity		
Current liabilities:		
Short term borrowings	**84.4**	313.1
Accounts payable	**189.8**	203.5
Accrued expenses	**335.8**	291.2
Amounts payable to related parties	**79.1**	87.1
Deposit liabilities	**142.8**	135.0
Income taxes payable	**82.2**	72.0
Deferred income taxes	**3.6**	5.1
Derivative liabilities	**4.5**	9.4
Current portion of long term debt	**295.9**	200.0
Current portion of capital lease obligations	**10.8**	10.7
Total current liabilities	**1,228.9**	**1,327.1**
Long term liabilities:		
Long term debt, less current portion	**1,302.9**	950.9
Capital lease obligations, less current portion	**30.8**	28.4
Cross currency swap payables relating to borrowings	**89.9**	–
Employee benefit obligations	**98.4**	74.4
Deferred income taxes	**656.0**	718.5
Other long term liabilities	**16.7**	17.1
Total long term liabilities	**2,194.7**	**1,789.3**
Minority interests	**54.0**	**65.3**
Shareholders' equity:		
Ordinary shares, €0.50 (2002: €0.31) par value: 236,925,277 (2002: 236,668,596) shares authorised, issued and outstanding	**118.5**	73.4
Additional paid-in capital	**1,639.2**	2,154.0
Deferred compensation	**(0.9)**	(0.5)
Retained earnings	**492.1**	305.2
Accumulated other comprehensive income	**7.4**	181.1
Total shareholders' equity	**2,256.3**	**2,713.2**
Total liabilities and shareholders' equity	**5,733.9**	**5,894.9**

See Notes to the consolidated financial statements.

91

Consolidated statements of shareholders' equity

	Number of ordinary shares million	Ordinary shares € million	Additional paid-in capital € million	Deferred compensation € million	Retained earnings € million	Accumulated other comprehensive income € million	**Total € million**
As at 1 January 2001	236.7	69.5	2,155.5	(0.6)	281.7	164.6	**2,670.7**
Net income for 2001	–	–	–	–	52.2	–	**52.2**
Currency translation adjustment, net of applicable income taxes of €2.7m	–	–	–	–	–	105.8	**105.8**
Cumulative effect of change in accounting for derivative financial instruments, net of applicable income taxes of €1.4m	–	–	–	–	–	4.4	**4.4**
Change in fair value of derivatives, net of applicable income taxes of €3.0m	–	–	–	–	–	(8.4)	**(8.4)**
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.6m	–	–	–	–	–	4.0	**4.0**
Comprehensive income							**158.0**
Adjustment of par value	–	1.5	(1.5)	–	–	–	–
Cash dividends (€0.18 per share)	–	–	–	–	(41.7)	–	**(41.7)**
Change in deferred compensation related to Employee Share Purchase Plan	–	–	–	0.2	–	–	**0.2**
As at 31 December 2001	**236.7**	**71.0**	**2,154.0**	**(0.4)**	**292.2**	**270.4**	**2,787.2**
Net income for 2002	–	–	–	–	58.0	–	**58.0**
Currency translation adjustment, net of applicable income taxes of €11.1m	–	–	–	–	–	(89.7)	**(89.7)**
Change in fair value of derivatives, net of applicable income taxes of €0.8m	–	–	–	–	–	0.4	**0.4**
Comprehensive income							**(31.3)**
Capitalisation of reserves	–	2.4	–	–	(2.4)	–	–
Cash dividends (€0.18 per share)	–	–	–	–	(42.6)	–	**(42.6)**
Change in deferred compensation related to Employee Share Purchase Plan	–	–	–	(0.1)	–	–	**(0.1)**
As at 31 December 2002	**236.7**	**73.4**	**2,154.0**	**(0.5)**	**305.2**	**181.1**	**2,713.2**
Net income for 2003	–	–	–	–	231.9	–	**231.9**
Currency translation adjustment, net of applicable income taxes of €0.7m	–	–	–	–	–	(168.5)	**(168.5)**
Change in minimum pension liability, net of applicable income taxes of €3.3m	–	–	–	–	–	(7.4)	**(7.4)**
Change in fair value of derivatives, net of applicable income taxes of €0.9m	–	–	–	–	–	3.4	**3.4**
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes €1.1m	–	–	–	–	–	(2.0)	**(2.0)**
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.4m	–	–	–	–	–	0.8	**0.8**
Comprehensive income							**58.2**
Capitalisation of reserves, increasing the par value of shares from €0.31 to €2.50	–	518.3	(518.3)	–	–	–	–
Decrease in par value of shares from €2.50 to €0.50 and capital return to shareholders	–	(473.3)	–	–	–	–	**(473.3)**
Stock issued to employees exercising stock options	0.2	0.1	3.3	–	–	–	**3.4**
Issuance of stock options	–	–	0.2	(0.4)	–	–	**(0.2)**
Cash dividends (€0.19 per share)	–	–	–	–	(45.0)	–	**(45.0)**
As at 31 December 2003	**236.9**	**118.5**	**1,639.2**	**(0.9)**	**492.1**	**7.4**	**2,256.3**

See Notes to the consolidated financial statements.

92

1. Organisation and significant accounting policies

Organisation

Coca-Cola Hellenic Bottling Company S.A. ('CCHBC') is incorporated in Greece and was formed in August 2000 through the combination of Hellenic Bottling Company S.A. ('HBC') and Coca-Cola Beverages plc ('CCB'). CCHBC and its subsidiaries (collectively the 'Company') are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 14.

CCHBC is listed on the Athens, New York, London and Sydney stock exchanges.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of CCHBC and its subsidiaries. Investments in affiliates, in which CCHBC has significant influence, are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including transactions with equity method investees, are eliminated in consolidation.

The Company had a 60% ownership interest in Coca-Cola Molino Beverages Limited, a company engaged in the bottling and distribution of TCCC beverages in Russia. This investment was accounted for under the equity method because, according to the shareholders' agreement between TCCC and the Company, TCCC had substantive participating rights that required its approval for decisions occurring in the ordinary course of business. These decisions included approval of annual operating and capital expenditure budgets as well as selection and termination of executive management. On 23 November 2001, the Company acquired the remaining 40% ownership from TCCC and the operations of Coca-Cola Molino Beverages Limited have been consolidated from that date.

Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation in the current year.

Use of estimates

In conformity with generally accepted accounting principles, the preparation of financial statements for the Company requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortised over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalised at 31 December 2003 was €6.5m (2002: €5.8m, 2001: €2.8m). Of this balance, €3.6m (2002: €3.6m, 2001: €0.7m) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended 31 December 2003 amounted to €22.6m with €7.5m and €6.5m for 2002 and 2001, respectively. Marketing and promotional incentives paid to customers during 2003 amounted to €75.5m with €88.0m in 2002, and €37.9m in 2001.

We receive certain payments from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2003, such contributions totalled €19.0m as compared to €30.4m and €49.9m in 2002 and 2001, respectively.

Where we distribute third party products, we recognise the related revenue earned based on the gross amount invoiced to the customer where we act as principal, take title to the products and have assumed the risks and rewards of ownership. We recognise revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier), where the Company acts as an agent without assuming the relevant risks and rewards.

1. Organisation and significant accounting policies (continued)

Warehouse costs
Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €121.3m in 2003 with €115.7m and €106.8m in 2002 and 2001, respectively.

Distribution costs
Distribution costs represent those costs that are incurred to transport products to the buyer's designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2003, the distribution costs totalled €204.9m, compared with €194.6m and €172.0m for 2002 and 2001, respectively.

Advertising expense
Advertising costs are expensed as incurred and were €115.7m in 2003 with €105.9m and €124.8m during 2002 and 2001, respectively. Advertising costs are included within selling expenses.

Interest expense
Interest costs are expensed as incurred and include interest on loans, overdrafts and capital leases and amortisation of debt issuance costs.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents comprise cash balances and short term deposits.

Inventories
Inventories are priced at the lower of cost or market value using principally the first-in, first-out method.

Property, plant and equipment
Property, plant and equipment is initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Returnable containers	3 to 12 years
Production and other equipment	3 to 12 years

Production and other equipment includes coolers used to distribute beverages for immediate consumption. Depreciation includes amortisation of assets under capital leases.

Intangible assets
Intangible assets consist of franchise rights, trademarks, goodwill and, until 31 December 2001, assembled workforce.

Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within designated territories over specified periods of time. TCCC does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

The Company determines the useful live of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations, and the intent of management with regards to the trademark. All the trademarks recorded by the Company have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have definite lives, they would be amortised over their useful lives.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets* ('Statement No. 142'), goodwill and indefinite-lived intangible assets (including franchise rights and trademarks) are no longer amortised, but are reviewed annually for impairment. With respect to goodwill and intangible assets acquired prior to 1 July 2001, the Company began applying the new accounting rules beginning 1 January 2002. For business combinations initiated after 30 June 2001, the new accounting rules were applied from the acquisition date.

94

1. *Organisation and significant accounting policies (continued)*

Prior to the cessation of amortisation, franchise rights and goodwill were amortised on a straight-line basis over 40 years, and assembled workforce was amortised over five years. The assembled workforce intangible asset was reclassified to goodwill upon adoption of Statement No. 142.

The adoption of Statement No. 142 required an initial impairment assessment to be performed on all goodwill and indefinite-lived intangible assets, with an annual impairment assessment thereafter, unless factors indicate that the test should be made earlier. The Company tests for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company's facts and circumstances. The Company evaluates franchise rights for impairment by comparing its carrying value to its fair value determined based on the present value of estimated future cash flows from such franchise rights.

Franchise incentive arrangements
TCCC, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements and included as a reduction to the assets to which they relate. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments received from TCCC for the placement of cold drink equipment were €22.5m in 2003, compared with €18.3m in 2002 and €2.4m in 2001.

Impairment of long-lived assets
The Company evaluates impairment of long-lived assets in accordance with the provisions of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ('Statement No. 144'). Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. The Company adopted Statement No. 144 as of 1 January 2002. The adoption of the standard has not had a significant impact.

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment losses are measured by comparing the fair value of the assets to their carrying amounts.

Conditions that may indicate an impairment issue exists include an economic downturn in a market or a change in the assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is utilised, based on location-specific economic factors.

Investments in securities
The Company classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets; during the period the Company did not hold any investments in this category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale, and are classified as non-current assets, unless they are expected to be realised within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

Investments are recognised on the day they are transferred in to the Company and derecognised on the day when they are transferred out of the Company. Cost of purchase includes transaction costs. Unrecognised gains and losses arising from changes in the value of available-for-sale investments are recognised in equity. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognised in the income statement as other income or other expense, as appropriate.

95

1. **Organisation and significant accounting policies (continued)**

Held-to-maturity investments are carried at amortised cost using the effective yield method. Gains and losses on held-to-maturity investments are recognised in net income when the investments are derecognised or impaired.

Available-for-sale investments were valued at €15.6m at 31 December 2003 (2002: €9.8m). Of this balance, €9.2m (2002: €9.8m) was recorded in other tangible non-current assets, with the remainder in other current assets.

Income taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The Company provides a valuation allowance for deferred tax assets for which it does not consider realisation of such assets to be more likely than not.

Foreign currency translation

The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, *Foreign Currency Translation* ('Statement No. 52'). All balance sheet accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rate. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

Entities operating in hyper-inflationary environments remeasure their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other expense, as appropriate. The subsidiaries in Belarus, Moldova, Romania, and Serbia and Montenegro operate in hyper-inflationary environments. CCHBC's operations in Russia and Ukraine ceased applying hyper-inflationary accounting with effect from 1 January 2003.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. Transaction gains totalling €6.6m and transaction losses of €7.5m and €5.1m were included in the statements of income for the years ended 31 December 2003, 2002 and 2001, respectively. Transaction gains and losses are included within operating profit unless they directly relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Derivative financial instruments

The Company uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised periodically in either net income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

96

Employee benefits – statutory termination and pension plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, *Employers' Accounting for Pensions* ('Statement No. 87'), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits* ('Statement No. 132 (revised)'). The Company adopted Statement No. 87 as of 1 January 1999, as it was not feasible to apply Statement No. 87 for these plans as of 1 January 1989, the effective date specified in the standard. The amortisation periods for the transition obligations range from 10 to 18 years.

Employee benefits – stock-based compensation

The Company currently sponsors stock option plans and stock appreciation rights. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ('Opinion No. 25'), and related interpretations.

Net income per share

The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Adoption of new accounting standards

Emerging Issues Task Force ('EITF') Issue No. 02-16, *Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor* ('Issue No. 02-16'), has been adopted by the Company. Issue No. 02-16 provides guidance on how a customer of a vendor's products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be characterised as a reduction of cost of goods sold, when recognised in the customer's income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterised as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterised as a reduction of the cost. The adoption of the consensus has entailed some reclassification within the Company's income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative charges. This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after 31 December 2002. Issue No. 02-16 also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified period of time, should be recognised as a reduction to the cost of sales based on a systematic and rational allocation of cash consideration offered to each of the underlying transactions that results in progress by the customer towards earning the rebate provided the amounts offered are probable and reasonably estimated. If the rebate is not probable or reasonably estimatable, it should be recognised as the milestones are achieved. As this consensus is in line with existing Company practice, it has no effect on the Company's financial statements.

In July 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ('Statement No. 146'). This statement requires that a liability for costs associated with exit or disposal activity be recognised, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. This impacts the recognition of one-time termination benefits, such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognised at fair value over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognised and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognised and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, are to be recognised and measured at its fair value when the entity ceases to use the right conveyed by the contract.

97

1. Organisation and significant accounting policies (continued)

The new standard is applicable for exit and disposal activity initiated after 31 December 2002. This statement will impact the timing of the Company's recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ('FIN No. 45'), an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after 31 December 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51* ('FIN No. 46'). In December 2003, the FASB released a revised version of FIN No. 46 ('FIN No. 46R') clarifying certain aspects of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation. FIN No. 46 is currently effective for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN No. 46R must be applied by the Company in 2004. As of 31 December 2003, this interpretation has no effect on the Company's financial statements. We are currently in the process of assessing the implications of adoption of FIN No. 46R.

In April 2003, the FASB issued Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ('Statement No. 149'). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The guidance in Statement No. 149 is generally effective prospectively for contracts entered into or modified and for hedging relationships designated after 30 June 2003. The adoption of Statement No. 149 has not had a material impact on the Company's financial statements.

In May 2003, the EITF reached a final consensus on Issue No. 01-08, *Determining Whether an Arrangement is a Lease* ('Issue No. 01-08'). Issue 01-08 is intended to provide guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement No. 13, *Accounting for Leases* ('Statement No. 13'). The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of Statement No. 13 should be based on the substance of the arrangement using specific guidance detailed in Issue 01-08. The final model also includes guidance as to when an arrangement should be reassessed to determine whether it contains a lease and how to account for these subsequent changes in lease classification. The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after 1 January 2004.

In December 2003, the FASB released Statement No. 132 (revised). The standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. As disclosed in Note 9, the Company adopted the Statement No. 132 (revised) for its domestic pension schemes and statutory termination obligations, for the year ended 31 December 2003. Disclosure requirements for all other plans will be effective for the Company in 2004.

98

2. Acquisitions

During 2003, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Note	Location	Net tangible assets applicable € million	Acquisition of trademarks € million	Goodwill arising € million	Amount of consideration € million
Multivita sp. z o.o.	a	Poland	5.0	–	6.0	11.0
Römerquelle GmbH	b	Austria	(4.4)	50.9	17.3	63.8
Tsakiris S.A.	c	Greece	(3.9)	–	10.1	6.2
			(3.3)	**50.9**	**33.4**	**81.0**
Acquisition of minority interests		Bulgaria, Nigeria, Russia, Romania, and Serbia and Montenegro	7.6	–	0.6	8.2
Total acquisitions during 2003			**4.3**	**50.9**	**34.0**	**89.2**

	€ million
Total consideration	**89.2**
Plus: cash payments deferred from 2002	0.9
Plus: pre-acquisition dividend paid to shareholders of Valser	1.5
Less: cash and cash equivalent balances acquired	(0.6)
Less: cash payments deferred until 2004	(0.3)
Cash payments for acquisitions, net of cash acquired	**90.7**

99

2. Acquisitions (continued)

a) Acquisition of Multivita sp. z o.o.

On 2 October 2003, the Company completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o. ('Multivita'), in a joint acquisition with TCCC. Total consideration for the acquisition was €21.0m (excluding acquisition costs), of which the Company's share was €10.5m. The acquisition includes a production facility at Tylicz and the company's mineral water brands.

The Company acquired the business except for the trademark, which was acquired by TCCC. The acquisition has been accounted for using the purchase method of accounting.

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending further information, are as follows:

	€ million
Current assets	0.2
Property, plant and equipment	5.4
Other tangible non-current assets	0.4
Goodwill	6.0
Total assets	12.0
Short term borrowings	0.7
Other current liabilities	0.3
Total liabilities	1.0
Net assets acquired	**11.0**
Cash paid to former shareholders	10.5
Costs of acquisition	0.5
Total consideration	**11.0**

The contribution of Multivita to the results of the Company was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Company recording €6.0m of goodwill in its developing countries segment.

2. Acquisitions (continued)

b) Acquisition of Römerquelle GmbH

On 5 December 2003, the Company acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH ('Römerquelle'). Total consideration for the acquisition was €63.3m (excluding acquisition costs), with the assumption of debt of an additional €6.4m. The acquisition comprised production facilities at Edelstal and Pöttsching, and the mineral water and wellness brands Römerquelle and Markusquelle.

The acquisition has been accounted for using the purchase method of accounting.

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending, further information, are as follows:

	€ million
Short term investments	6.4
Cash	0.1
Other current assets	10.4
Property, plant and equipment	25.5
Other tangible non-current assets	1.3
Trademarks	50.9
Goodwill	17.3
Total assets	111.9
Short term borrowings	6.4
Other current liabilities	20.2
Deferred income taxes	17.3
Other long term liabilities	4.2
Total liabilities	48.1
Net assets acquired	**63.8**
Cash paid to former shareholders	63.3
Costs of acquisition	0.5
Total consideration	**63.8**

The contribution of Römerquelle to the results of the Company was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Company recording €50.9m of trademarks and €17.3m of goodwill in its established countries segment.

101

2. Acquisitions (continued)

c) Acquisition of Tsakiris S.A.

On 30 December 2003, the Company acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. ('Tsakiris'), from Plias S.A. (refer to Note 21). Cash consideration for the acquisition was €6.2m, with the assumption of debt of an additional €9.3m.

The acquisition has been accounted for using the purchase method of accounting.

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending further information, are as follows:

	€ million
Cash and cash equivalents	0.5
Other current assets	3.6
Property, plant and equipment	4.5
Goodwill	10.1
Total assets	18.7
Short term borrowings	9.3
Other current liabilities	2.1
Long term liabilities	1.1
Total liabilities	12.5
Net assets acquired	**6.2**
Cash paid to Plias S.A.	6.2
Total consideration	**6.2**

The contribution of Tsakiris to the results of the Company was negligible for the year ended 31 December 2003. At this stage, the acquisition has resulted in the Company recording €10.1m of goodwill in its established countries segment.

102.

2. Acquisitions (continued)

d) Acquisition of TCCC bottling operations in the Baltics

On 2 January 2002, as part of the Company's policy of expansion in the region, the Company completed the acquisition from TCCC of its bottling operations in Lithuania, Estonia and Latvia. The Company paid to TCCC consideration of €7.2m in the form of loan notes for 100% of these entities. In addition, the Company acquired from TCCC long term debts of €30.1m owed by the acquired entities to TCCC and incurred transaction costs of €0.1m. The Company also issued loan notes to TCCC in respect of the acquisition of these debts. All loan notes issued as consideration by the Company were repaid in the course of 2002.

The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows:

	As reported 2002 € million	Adjustments 2003 € million	**Final fair values € million**
Cash	2.3	–	**2.3**
Current assets	14.4	0.5	**14.9**
Property, plant and equipment	19.6	–	**19.6**
Franchise rights	11.5	(0.5)	**11.0**
Goodwill	1.4	–	**1.4**
Total assets	49.2	–	**49.2**
Current liabilities	10.3	–	**10.3**
Long term debt	30.1	–	**30.1**
Deferred income taxes	1.4	–	**1.4**
Other long term liabilities	0.1	–	**0.1**
Total liabilities	41.9	–	**41.9**
Net assets acquired	**7.3**	**–**	7.3
Loan notes issued to TCCC	7.2	–	**7.2**
Costs of acquisition	0.1	–	**0.1**
Total consideration	**7.3**	**–**	7.3

As a result of the acquisition, the Company recorded €11.0m of franchise rights and €1.4m of goodwill in its developing countries segment. The results of operations of these entities are included in the consolidated statement of income from the date of acquisition. Had the results of this acquisition been included in operations commencing with 2001, the reported results would not have been materially affected.

103

2. Acquisitions (continued)

e) Acquisition of Valser Mineralquellen AG

On 30 September 2002, the Company jointly with TCCC acquired the Swiss mineral water bottler, Valser Mineralquellen AG ('Valser'), a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3m (excluding costs), of which the Company's share was €58.7m. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser's production and distribution facilities.

The Company acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.

The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows:

	As reported 2002 € million	Adjustments 2003 € million	**Final fair values € million**
Cash and cash equivalents	13.6	–	**13.6**
Other current assets	14.7	1.3	**16.0**
Property, plant and equipment	36.1	(0.9)	**35.2**
Other non-current tangible assets	6.0	(0.8)	**5.2**
Goodwill	28.6	1.2	**29.8**
Total assets	99.0	0.8	**99.8**
Dividends payable to former shareholders	4.7	1.5	**6.2**
Other current liabilities	26.9	(0.7)	**26.2**
Deferred income taxes	8.3	(0.1)	**8.2**
Total liabilities	39.9	0.7	**40.6**
Net assets acquired	**59.1**	**0.1**	**59.2**
Cash paid to former shareholders	58.7	–	**58.7**
Costs of acquisition	0.4	0.1	**0.5**
Total consideration	**59.1**	**0.1**	**59.2**

The results for Valser are included in the consolidated statements of income from the date of acquisition. For the three months to 31 December 2002, the Valser acquisition contributed €0.7m to the net income of the Company. The acquisition has resulted in the Company recording €29.8m of goodwill in its established countries segment.

2. Acquisitions (continued)

f) Acquisition of Dorna Apemin S.A.

On 17 December 2002, the Company jointly with TCCC acquired the majority of the shares in the Romanian premier sparkling mineral water company, Dorna Apemin S.A. ('Dorna'). Total consideration for the acquisition was €39.0m (excluding costs), of which the Company's share was €19.5m. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters.

The Company's interest in the acquisition represented 49.1% of the outstanding shares in Dorna (a further 0.8% has since been purchased from the minority shareholders). The Company has control of the entity and has fully consolidated the net assets of Dorna. The acquisition has been accounted for using the purchase method of accounting.

The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows:

	As reported 2002 € million	Adjustments 2003 € million	**Final fair values € million**
Property, plant and equipment	8.8	0.3	**9.1**
Other tangible assets	2.5	(0.6)	**1.9**
Trademarks	–	2.3	**2.3**
Goodwill	18.1	(0.8)	**17.3**
Total assets	29.4	1.2	**30.6**
Short term borrowings	3.1	–	**3.1**
Other current liabilities	4.7	1.5	**6.2**
Other long term liabilities	0.2	(0.3)	**(0.1)**
Minority interests	1.8	(0.5)	**1.3**
Total liabilities	9.8	0.7	**10.5**
Net assets acquired	**19.6**	**0.5**	**20.1**
Cash paid to former shareholders	19.5	–	**19.5**
Costs of acquisition	0.1	0.5	**0.6**
Total consideration	**19.6**	**0.5**	**20.1**

The contribution of Dorna to the results of the Company was negligible for the year ended 31 December 2002. The acquisition has resulted in the Company recording €17.3m of goodwill and €2.3m of trademarks in its emerging countries segment.

105

3. Franchise rights, goodwill and other intangible assets

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as at 1 January 2002. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0m. The deferred income tax benefit related to the cumulative effect of this change was €25.0m.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of 1 January 2002 are as follows:

	2002 € million
Established countries	17.4
Developing countries	76.6
Total impairment charges	**94.0**

Of the €17.4m impairment for established countries, €14.1m relates to franchise rights and €3.3m relates to goodwill. The impairment arose mainly in Switzerland, as a result of a reassessment of projections following lower than expected growth in the alcohol-free beverages sector in the Swiss market.

Of the €76.6m impairment for the developing countries, €49.3m relates to franchise rights and €27.3m relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

The Company also reclassified an assembled workforce intangible asset with an unamortised balance of €24.9m (together with the related deferred tax liability of €8.4m) to goodwill upon adoption of Statement No. 142.

The Company's franchise rights and trademarks have an indefinite useful life. Consequently, no amortisation is recorded on these franchise rights from 1 January 2002.

The following table sets forth the carrying value of intangible assets not subject to amortisation from 1 January 2002:

	2003 € million	2002 € million
Franchise rights	**1,948.4**	2,017.4
Goodwill	**711.2**	699.2
Trademarks	**50.9**	–
Other intangible assets	**2.5**	–
Total intangible assets	**2,713.0**	**2,716.6**

The other intangible asset balance relates to the Company's minimum pension liability.

There are no intangible assets that are subject to amortisation and no amortisation charge was incurred for the years ended 31 December 2003 and 31 December 2002. In accordance with Statement No. 142, an impairment assessment was conducted at 31 December 2003 and 31 December 2002. No impairment was indicated.

106

3. Franchise rights, goodwill and other intangible assets (continued)

The changes in the carrying amount of goodwill are as follows:

	Established countries € million	Developing countries € million	Emerging countries € million	Total € million
As at 1 January 2002	530.3	140.9	1.1	**672.3**
Goodwill arising on current period acquisitions	28.6	1.4	18.2	**48.2**
Impairment charge	(3.3)	(27.3)	–	**(30.6)**
Reclassification of assembled workforce (net of deferred taxation)	11.4	5.1	–	**16.5**
Reduction of valuation allowance on net operating losses from acquisition of CCB	–	(2.3)	–	**(2.3)**
Foreign exchange differences	3.2	(8.1)	–	**(4.9)**
As at 31 December 2002	**570.2**	**109.7**	**19.3**	**699.2**
Goodwill arising on current period acquisitions	27.4	6.0	0.6	**34.0**
Adjustments to goodwill arising on prior period acquisitions	1.2	–	0.6	**1.8**
Reduction of valuation allowance on net operating losses from acquisition of CCB	–	(3.3)	–	**(3.3)**
Foreign exchange differences	(11.5)	(8.7)	(0.3)	**(20.5)**
As at 31 December 2003	**587.3**	**103.7**	**20.2**	**711.2**

The following table summarises and reconciles net income for the years ended 31 December 2003, 2002 and 2001, adjusted to exclude amortisation expense recognised in such periods related to franchise rights, goodwill and assembled workforce intangible assets that are no longer amortised:

	2003 € million	2002 € million	2001 € million
Reported net income before cumulative effect of accounting change	**231.9**	152.0	52.2
Add back after-tax amounts:			
Franchise rights amortisation	**–**	–	36.4
Goodwill amortisation	**–**	–	17.2
Assembled workforce amortisation	**–**	–	4.5
Adjusted net income	**231.9**	**152.0**	**110.3**
Basic and diluted income per share (in euros)			
Reported net income	**0.98**	0.65	0.22
Add back after-tax amounts:			
Franchise rights amortisation	**–**	–	0.16
Goodwill amortisation	**–**	–	0.07
Assembled workforce amortisation	**–**	–	0.02
Adjusted basic and diluted net income per share	**0.98**	**0.65**	**0.47**

4. Selling, delivery and administrative expenses

Selling, delivery and administrative expenses consist of the following for the year ended 31 December:

	2003 € million	2002 € million	2001 € million
Selling expenses	**567.1**	528.7	506.2
Delivery expenses	**326.2**	310.3	278.8
Administrative expenses	**302.7**	339.5	289.7
Total selling, delivery and administrative expenses	**1,196.0**	**1,178.5**	**1,074.7**

107

5. Allowance for doubtful debts

The movement in the allowance for doubtful debts was as follows for the year ended 31 December:

	2003 € million	2002 € million	2001 € million
As at 1 January	**20.7**	19.1	13.4
Charged to income	**7.3**	5.1	9.9
Uncollectible amounts written off, net of recoveries	**(1.7)**	(3.0)	(3.8)
Foreign currency translation	**(0.5)**	(0.5)	(0.4)
As at 31 December	**25.8**	**20.7**	**19.1**

6. Inventories

Inventories consist of the following at 31 December:

	2003 € million	2002 € million
Finished goods	**107.5**	111.8
Raw materials and work in progress	**122.7**	130.2
Consumables	**57.4**	55.8
Payments on account	**3.5**	11.5
Total inventories	**291.1**	**309.3**

7. Long term debt and short term borrowings

Long term debt consisted of the following at 31 December:

	Interest rate %	2003 € million	2002 € million
€200m Eurobond maturing on 17 December 2003	European IBOR +0.225	**–**	200.0
€300m Eurobond maturing on 17 December 2004	Fixed 4.00	**295.9**	293.7
€555m (2002: €625m) Eurobond maturing on 27 June 2006	Fixed 5.25	**578.2**	653.3
US$500m bond maturing on 17 September 2013	Fixed 5.125	**402.1**	–
US$400m bond maturing on 17 September 2015	Fixed 5.5	**321.4**	–
Other debt		**1.2**	3.9
Total long term debt		**1,598.8**	**1,150.9**
Less: current portion		**295.9**	200.0
Total long term debt, less current portion		**1,302.9**	**950.9**

Other long term debt is carried at floating rates based on various types of Inter Bank Offer Rates or 'IBOR'.

Maturities of long term debt for the years subsequent to 31 December 2003 are:

	€ million
2004	295.9
2005	–
2006	579.4
2007	–
2008	–
2009 and thereafter	723.5
Total long term debt	**1,598.8**

As at 31 December 2003, a total of €855.0m in Eurobonds has been issued under the €2.0bn Euronote program. A further amount of €1,145.0m is available for issuance. The bonds are not subject to any financial covenants.

108

7. Long term debt and short term borrowings (continued)

The Company maintains committed facilities with banks. The undrawn committed facilities available to the Company at 31 December 2003 were as follows:

	€ million
Amounts expiring in less than one year	–
Amounts expiring between one and three years	450.0
Amounts expiring between three and five years	450.0
Total undrawn committed facilities	**900.0**

In March 2002, we established a €1.0bn global commercial paper program with various financial institutions to further diversify our short term funding sources. The program consists of a multi-currency euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

During May 2002, we replaced our €750.0m syndicated loan facility with a €900.0m facility issued through various financial institutions. This facility will be used as a backstop to the €1.0bn global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, we have a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0bn.

The use of the backstop facility may become subject to a covenant setting a minimum ratio of our cash operating profit (COP) to our consolidated net interest expense of at least 3:1, in the event that either our credit rating by Standard & Poors falls below BBB+ or our credit rating by Moody's does not remain at or above Baa1. COP is defined as operating profit before deductions for depreciation and amortisation of intangible assets. Our current ratings are above those required and, accordingly, the Company is currently not subject to financial covenants. As at 31 December 2003, we exceeded the required minimum ratio of our COP to our consolidated net interest expense. COP and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. No amounts have been drawn under this facility.

On 17 September 2003, we successfully completed, through our wholly-owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0m (€713.9m at 31 December 2003 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€396.6m) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€317.3m) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0m bonds which matured on 17 December 2003, the leveraged re-capitalisation of the Company and the acquisition of Römerquelle. In December 2003, an exchange offer was made by CCHBC in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by CCHBC. These notes are not subject to financial covenants.

In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0bn. As at 19 March 2004, no amounts had been drawn under the shelf registration.

Short term borrowings at 31 December consist of:

	2003 € million	2002 € million
Bank overdraft facilities	**44.3**	32.1
Other short term borrowings	**40.1**	281.0
Total short term borrowings	**84.4**	**313.1**

The weighted average interest on short term borrowings was 3.6%, 3.3% and 5.0% at 31 December 2003, 2002 and 2001, respectively. In addition, the Group held loan notes due to The Coca-Cola Company at the end of 2001, which were repaid in 2002. They had an interest rate of 2.9%.

Total interest paid during the years ended 31 December 2003, 2002 and 2001 was €57.9m, €91.9m and €86.1m, respectively.

109

8. Income taxes

Income before income taxes and cumulative effect of accounting change for the years ended 31 December arose in the following jurisdictions:

	2003 € million	2002 € million	2001 € million
Greece	**64.0**	59.7	65.1
Other	**258.5**	177.1	22.3
Income before income taxes	**322.5**	**236.8**	**87.4**

Significant components for income taxes attributable to income before income taxes for the years ended 31 December are as follows:

	2003 € million	2002 € million	2001 € million
Current			
Greece	**20.9**	26.3	27.7
Other	**68.5**	42.6	24.2
Total current tax	**89.4**	**68.9**	**51.9**
Deferred			
Greece	**(3.2)**	(5.6)	4.7
Other	**(2.3)**	10.0	(38.4)
Total deferred tax	**(5.5)**	**4.4**	**(33.7)**
Total current and deferred tax	**83.9**	**73.3**	**18.2**

The above provision for deferred income taxes includes a net credit for the effect of changes in tax laws and rates of €38.0m in 2003, €20.1m in 2002 and €27.3m in 2001.

Deferred tax liabilities and assets are comprised of the following at 31 December:

	2003 € million	2002 € million
Deferred tax liabilities		
Intangible assets	**598.2**	631.9
Tax in excess of book depreciation	**122.4**	85.2
Income taxed at preferential rates	**26.3**	26.9
Foreign investments	**11.8**	7.2
Other	**15.3**	11.8
Total gross deferred tax liabilities	**774.0**	**763.0**
Deferred tax assets		
Net operating loss (NOL) carry-forwards	**91.8**	122.3
Liabilities and provisions	**36.7**	21.1
Book in excess of tax depreciation	**8.5**	17.3
Pensions and benefit plans	**12.5**	8.3
Other	**7.9**	10.6
Total gross deferred tax assets	**157.4**	**179.6**
Valuation allowance for deferred tax assets	**(11.8)**	(41.9)
Net deferred tax assets	**145.6**	**137.7**
Net deferred tax liabilities	**628.4**	**625.3**

110

8. Income taxes (continued)

A summary of valuation allowance movements is as follows:

	2003 € million	2002 € million	2001 € million
As at 1 January	**41.9**	74.4	50.2
Credited to income	**(6.5)**	(26.3)	–
Credit related to recognition of pre-acquisition deferred tax assets	**(3.3)**	(2.3)	–
Effects on operations in economies ceasing to be considered as hyper-inflationary	**(12.9)**	–	–
Reductions arising on statutory tax law changes	**(3.5)**	(7.2)	(0.3)
Arising on acquisition	**–**	4.8	26.6
Foreign currency translation	**(2.4)**	(4.1)	(1.7)
Expired NOLs	**(0.8)**	(1.4)	(0.7)
Other movements	**(0.7)**	4.0	0.3
As at 31 December	**11.8**	**41.9**	**74.4**

The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company's income tax expense for the years ended 31 December is as follows:

	2003 € million	2003 %	2002 € million	2002 %	2001 € million	2001 %
Greek statutory expense	**112.9**	**35.0**	82.9	35.0	30.6	35.0
Lower tax rates of other countries	**(30.3)**	**(9.4)**	(17.8)	(7.5)	(11.9)	(13.6)
Additional local taxes	**17.2**	**5.3**	11.9	5.0	5.0	5.7
Tax holidays or exemptions	**(3.1)**	**(1.0)**	(7.3)	(3.1)	(15.8)	(18.1)
Non-deductible expenses	**41.8**	**13.0**	47.2	19.9	42.4	48.5
Capital investment incentives	**(8.6)**	**(2.7)**	(9.6)	(4.1)	(2.9)	(3.3)
Income not subject to tax	**(11.5)**	**(3.6)**	(14.3)	(6.0)	(6.1)	(7.0)
Changes in tax laws and rates	**(38.0)**	**(11.8)**	(20.1)	(8.5)	(27.3)	(31.2)
Change in valuation allowance	**(4.1)**	**(1.3)**	(1.8)	(0.8)	(5.3)	(6.1)
NOLs with no current benefit	**2.7**	**0.8**	4.5	1.9	9.0	10.3
Other, net	**4.9**	**1.7**	(2.3)	(0.8)	0.5	0.7
Total income tax change	**83.9**	**26.0**	**73.3**	**31.0**	**18.2**	**20.9**

At 31 December 2003, the Company had net operating tax loss carry-forwards (NOLs) of €308.8m (2002: €391.8m, 2001: €464.4m) for income tax purposes. €80.8m of NOLs expire between 2004 and 2008. €19.1m of NOLs expire between 2009 and 2011. €208.9m of NOLs do not expire, because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes a valuation allowance of €8.1m (2002: €23.0m, 2001: €31.7m) has been recognised to offset a portion of the deferred tax asset related to these carry-forwards.

No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €929.4m at 31 December 2003 (2002: €731.9m). Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognised deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

Total tax paid during the years ended 31 December 2003, 2002 and 2001 was €75.0m, €57.1m, and €41.6m, respectively.

411

9. Employee benefit obligations

Employees of CCHBC's subsidiaries in Nigeria, Greece, Bulgaria, Poland and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period.

CCHBC's subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as does one of the two plans in Northern Ireland and the plan in Greece. The Austrian plans do not have plan assets.

Summarised information for the above plans is as follows:

	Pension plans 2003 € million	Pension plans 2002 € million	Statutory termination obligations 2003 € million	Statutory termination obligations 2002 € million
Change in benefit obligation				
As at 1 January	**67.2**	54.0	**63.6**	52.5
Service cost	**4.8**	5.2	**5.0**	6.5
Interest cost	**3.6**	4.3	**4.3**	5.6
Actuarial (gain) loss	**(2.4)**	6.7	**6.9**	2.7
Benefits paid	**(1.9)**	(2.2)	**(6.4)**	(4.4)
Arising on acquisition	**1.4**	–	**2.8**	–
Prior service cost	**0.3**	–	**0.4**	–
Foreign currency translation	**(1.7)**	(0.8)	**(7.7)**	0.7
As at 31 December	**71.3**	**67.2**	**68.9**	**63.6**

The pension plans and statutory termination obligations have a measurement date of 31 December.

The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are €52.9m and €40.6m, respectively, as at 31 December 2003, and €27.8m and €21.6m, respectively, as at 31 December 2002. The projected benefit obligation of these plans is €65.4m and €40.9m as at 31 December 2003 and 2002, respectively. The total accumulated benefit obligation for the statutory termination obligations, which are unfunded, is €51.3m and €38.9m as at 31 December 2003 and 2002, respectively.

	Pension plans 2003 € million	Pension plans 2002 € million	Statutory termination obligations 2003 € million	Statutory termination obligations 2002 € million
Change in plan assets				
As at 1 January	**37.1**	41.9	**–**	–
Actual return on plan assets	**5.0**	(8.9)	**–**	–
Employer contributions	**5.8**	7.1	**–**	–
Benefits paid	**(1.7)**	(2.0)	**–**	–
Foreign currency translation	**(1.0)**	(1.0)	**–**	–
As at 31 December	**45.2**	**37.1**	**–**	**–**

Benefits paid from pension benefit plans during 2003 and 2002 include €0.2m of payments in both years relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination benefits during 2003 and 2002 were paid from Company assets, because these plans are unfunded.

112

9. Employee benefit obligations (continued)

	Pension plans 2003 € million	Pension plans 2002 € million	Statutory termination obligations 2003 € million	Statutory termination obligations 2002 € million
Funded status	**(26.1)**	(30.1)	**(68.9)**	(63.6)
Unrecognised net transition liability	**–**	–	**2.5**	3.3
Unrecognised net actuarial loss	**15.0**	21.7	**17.1**	14.7
Unrecognised prior service cost	**0.3**	–	**0.4**	–
Net amount recognised	**(10.8)**	**(8.4)**	**(48.9)**	**(45.6)**
Amounts recognised in the balance sheet consist of:				
Prepaid benefit cost	**–**	2.1	**–**	–
Accrued benefit liability	**(16.3)**	(10.5)	**(56.6)**	(45.6)
Accumulated other comprehensive income	**5.5**	–	**5.2**	–
Intangible asset	**–**	–	**2.5**	–
Net amount recognised	**(10.8)**	**(8.4)**	**(48.9)**	**(45.6)**
Included in:				
Current liabilities	**–**	–	**(1.4)**	(4.8)
Long term liabilities	**(16.3)**	(8.4)	**(55.2)**	(40.8)
Accumulated other comprehensive income	**5.5**	–	**5.2**	–
Goodwill and other intangible assets	**–**	–	**2.5**	–
Total	**(10.8)**	**(8.4)**	**(48.9)**	**(45.6)**

Year ended 31 December	Pension plans 2003 € million	Pension plans 2002 € million	Pension plans 2001 € million	Statutory termination obligations 2003 € million	Statutory termination obligations 2002 € million	Statutory termination obligations 2001 € million
Service cost	**4.8**	5.2	3.9	**5.0**	6.5	3.9
Interest cost	**3.6**	4.3	3.0	**4.3**	5.6	3.3
Expected return on plan assets	**(2.8)**	(6.1)	(3.3)	**–**	–	–
Amortisation of transition obligations	**–**	–	–	**0.8**	0.8	0.8
Recognised net actuarial obligation loss (gain)	**1.3**	0.2	–	**0.6**	2.5	0.7
Net periodic benefit cost	**6.9**	**3.6**	**3.6**	**10.7**	**15.4**	**8.7**

The weighted average assumptions used in computing the benefit obligation are as follows:

	Pension plans	Statutory termination obligations Nigeria	Statutory termination obligations Other
As at 31 December 2003			
Discount rate	5.0–5.5%	18.0%	4.5–5.0%
Rate of future compensation increases	3.5–4.5%	17.0%	3.5–4.3%
As at 31 December 2002			
Discount rate	5.0–5.5%	15.0%	5.0–5.5%
Rate of future compensation increases	3.5–4.5%	14.0%	3.5–4.5%

113

9. Employee benefit obligations (continued)

The weighted average assumptions used in computing the net periodic cost are as follows:

	Pension plans	Statutory termination obligations Nigeria	Statutory termination obligations Other
Year ended 31 December 2003			
Discount rate	5.0–5.5%	15.0%	5.0–5.5%
Rate of future compensation increases	3.5–4.5%	14.0%	3.5–4.5%
Expected return on plan assets	6.0–7.5%	–	–
Year ended 31 December 2002			
Discount rate	5.0–6.3%	15.0%	5.0–6.0%
Rate of future compensation increases	3.5–4.0%	14.0%	2.0–4.0%
Expected return on plan assets	7.3–7.5%	–	–

Italian severance indemnity

Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of EITF No. 88-1, *Determination and Vested Benefit Obligations for a Defined Benefit Plan*, the liability recorded in the balance sheet is the amount that the employee would be entitled to, if the employee terminates immediately. The liability was €26.9m and €25.2m at 31 December 2003 and 2002, respectively. Benefits paid were €3.4m and €2.9m for the years ended 31 December 2003 and 2002, respectively. The charge to earnings (service cost) was €5.1m, €4.8m and €4.3m for the years ended 31 December 2003, 2002 and 2001, respectively.

Defined contribution plans

The Company also sponsors defined contribution plans covering employees at five of CCHBC's subsidiaries. The Company's contributions to these plans were €8.8m in 2003, €7.9m in 2002 and €3.5m in 2001.

Domestic defined benefit schemes

In accordance with Statement No. 132 (revised), certain additional disclosure is required for domestic schemes. There is one funded pension scheme and two statutory termination obligations in Greece. The funded pension scheme has an accrued benefit liability of €0.9m and a fair value of plan assets of €3.7m. The two statutory termination obligations have a total accrued benefit liability of €20.1m. The pension plan's weighted average asset allocations are as follows:

	2003	2002
Plan assets		
Equity securities	**11.7%**	13.4%
Debt securities	**86.1%**	82.7%
Other	**2.2%**	3.9%
	100.0%	**100.0%**

The weighted average expected return on plan assets in 2003 of 5.2% arose from equity securities of 0.8%, debt securities of 4.3% and other plan assets of 0.1%.

Equity securities include ordinary shares in the Company in the amount of €0.2m (6.2% of the plan assets) and €0.2m (9.4% of the plan assets) as at 31 December 2003 and 2002, respectively.

The investment objectives of the fund are to optimise returns from the fund at an acceptable level of risk and within the requirement of the local law. The fund invests mainly in one year bonds to allow a reasonable level of liquidity as the majority of obligations have vested. The fund is restricted by legal requirements, which do not allow more than 30% of the total fund to be invested in equity securities. In addition, the fund guarantees a minimum return of 2.5%.

Cash flow

The Company plans to contribute €0.6m to the domestic pension plan above in 2004.

114

10. Employee share ownership plan

The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resource Committee of the Board of Directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in the Company's shares. CCHBC will match up to a maximum of 3% of the employee's salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek-resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year, and matching shares purchased in December vest immediately.

Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company's matching contributions is amortised over 12 months and the unamortised deferred compensation is included as a component of shareholders' equity. The expense for 2003, 2002 and 2001 amounted to €1.5m, €1.5m and €1.3m, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

11. Other comprehensive income

The components of other comprehensive income are as follows:

	Currency translation adjustments € million	Derivative financial instruments gains (losses) € million	Minimum pension liability € million	Unrealised gain on available-for-sale investments € million	Total € million
As at 1 January 2001	164.6	–	–	–	**164.6**
Cumulative effect of change in accounting for derivative financial instruments, net of applicable income taxes of €1.4m	–	4.4	–	–	**4.4**
Change in fair value of derivatives, net of applicable income taxes of €3.0m	–	(8.4)	–	–	**(8.4)**
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.6m	–	4.0	–	–	**4.0**
Currency translation adjustment, net of applicable income taxes of €2.7m	105.8	–	–	–	**105.8**
As at 31 December 2001	**270.4**	**–**	**–**	**–**	**270.4**
Currency translation adjustment, net of applicable income taxes of €11.1m	(89.7)	–	–	–	**(89.7)**
Change in fair value of derivatives, net of applicable income taxes of €0.8m	–	0.4	–	–	**0.4**
As at 31 December 2002	**180.7**	**0.4**	**–**	**–**	**181.1**
Currency translation adjustment, net of applicable income taxes of €0.7m	(168.5)	–	–	–	**(168.5)**
Change in fair value of derivatives, net of applicable income taxes of €0.9m	–	3.4	–	–	**3.4**
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.1m	–	(2.0)	–	–	**(2.0)**
Change in minimum pension liability, net of applicable income taxes of €3.3m	–	–	(7.4)	–	**(7.4)**
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.4m	–	–	–	0.8	**0.8**
As at 31 December 2003	**12.2**	**1.8**	**(7.4)**	**0.8**	**7.4**

[1] Includes amounts related to equity method investees

115

12. Commitments and contingencies

Leases

The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment includes the following amounts for leases that have been capitalised at 31 December:

	2003 € million	2002 € million
Equipment	**62.7**	54.3
Less amortisation	**(17.3)**	(11.6)
Total leases	**45.4**	**42.7**

The Company leases certain premises under non-cancellable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following at 31 December 2003:

	Capital leases € million	Operating leases € million
2004	12.1	21.4
2005	12.3	16.1
2006	9.9	12.8
2007	6.2	5.3
2008	2.0	3.2
2009 and thereafter	5.0	7.2
Total minimum lease payments	**47.5**	**66.0**
Amounts representing interest	(5.9)	
Present value of net minimum lease payments	**41.6**	
Long term portion of capital leases	30.8	
Current portion of capital leases	10.8	
Total capital leases	**41.6**	

Rental expense for operating leases for 2003 is €32.6m. The rental expense was €28.6m and €25.5m in 2002 and 2001, respectively.

Security over assets

Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases. In addition, bank borrowings or €4.5m have been secured over land.

Other

The European Commission is currently investigating commercial practices engaged in by CCHBC's subsidiary in Austria. This forms part of a broader investigation of commercial practices of TCCC and its bottlers in Europe. The investigation commenced in July 1999, when the European Commission visited the Company's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against the Company's Austrian subsidiary in the course of 2004. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9m and requiring changes in the Company's commercial practices in respect of free-on-loan coolers in certain outlets in Greece. The fine relates to the Company's dealings with certain wholesalers during the period 1991–1999. The Company has appealed this decision, requesting an interim suspension of the decision. The Athens Administrative Court of Appeal has partly accepted the Company's interim application for suspension of the decision by suspending half of the amount of the fine imposed on the Company by the Greek Competition Authority. The appeal of the case is still pending. In relation to the case, one of the Company's competitors has filed a lawsuit against the Company claiming damages in the amount of €7.7m. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

12. Commitments and contingencies (continued)

In recent years, customs authorities in some Central and Eastern European countries have attempted to challenge the classification under which the Group imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2003, such issues were successfully resolved in Russia. The Company still has similar issues outstanding before the Polish and Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The tax filings of CCHBC and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. Additional tax is provided for by the Company in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

At 31 December 2003, the Company had capital commitments over the next year of €54.4m (2002: €70.4m).

At 31 December 2003, the Company had commitments to purchase €140.9m (2002: €150.3m) of raw materials over the next three years.

13. Financial instruments

Derivative financial instruments
The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Interest rate
The Company used interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilised by the Company effectively modify the Company's exposure to interest rate risk by converting the Company's €555.0m and €300.0m fixed rate debt to a floating rate based on EURIBOR. The notional amount of the swaps is €855.0m. During 2003, the Company used a combination of interest rate swaps and currency swaps to cover the Company's US$500.0m and US$400.0m notes issues in the US market from fixed rate US dollar denominated debt to a floating rate based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate swap agreements are classified as current based on their six-monthly repricing.

At the end of 2002, unrealised losses of €1.2m were recorded in accumulated other comprehensive income, and were recorded in interest expense in 2003, over the life of the debt. At 31 December 2003, there were no interest rate swap agreements that qualified as cash flow hedges.

During the year ended 31 December 2003, the Company recognised a net gain of €4.4m (2002: net gain of €6.5m and 2001: net loss of €1.7m) related to interest rate swaps which do not qualify for hedge accounting. During 2001, the Company also recognised losses of €6.4m related to cash flow hedges that had been discontinued because the underlying debt, to which these hedges related, was refinanced and replaced by new debt instruments. All amounts have been included in other income or expense in the consolidated statements of income for the years ended 31 December 2003, 2002 and 2001, respectively.

During 2003 and 2002, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the income statement through the option revaluation process. In 2003, the Company benefited from lower interest costs and, consequently, recognised a loss of €2.4m (2002: a loss of €2.8m) in relation to these items in the income statement.

117

13. Financial instruments (continued)

Foreign currency
The Company is exposed to the effect of foreign currency risk on expenditures that are denominated in a currency other than the functional currency of the operation with the exposure. From time to time, the Company uses forward contracts to hedge a portion of its anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than one year after the balance sheet date.

At 31 December 2003, the Company recorded €2.3m (2002: nominal) of unrealised gains in accumulated other comprehensive income, as a result of the hedge contracts, which, if realised, will be recorded in operating expenses, when the underlying transaction affects operating results. The net fair values of the forward contracts of €3.9m and €7.8m at 31 December 2003 and 2002, respectively, are included within other current assets and other current liabilities.

During 2003, the Company purchased cross currency swaps to cover the currency risk related to the US$500.0m and US$400.0m notes (refer to Note 7). At 31 December 2003, the fair value of the cross currency swaps represented a payable of €89.9m. The cross currency swap payables were recorded as a long term liability, as the maturity of the instruments matched the underlying notes.

Sugar
The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations.

At 31 December 2003, the Company recorded €0.3m (2002: €2.7m) of unrealised gains in accumulated other comprehensive income, as a result of the hedge contracts, which, if realised, will be recorded in cost of goods sold, when the related sugar is utilised in 2003.

Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable, and derivatives.

The Company maintains cash and cash equivalents with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company's policy to limit exposure to any one institution.

Concentrations of customer credit risk are limited due to the large number of entities comprising the Company's customer base.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

Fair values of financial instruments
Cash and cash equivalents
The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable
The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Long and short term debt
The carrying amounts of the Company's borrowings under its short term revolving credit arrangements approximate their fair value. The fair value of the Company's long term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange contracts, interest rate swaps and options, cross currency swaps and commodity futures
The fair values of the Company's foreign currency contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations. The fair values of foreign currency contracts and commodity contracts were insignificant at the end of each year.

118

13. Financial instruments (continued)

The carrying amounts and fair value of the Company's derivative financial instruments and long term debt, at 31 December are as follows:

	Carrying value 2003 € million	Fair value 2003 € million	Carrying value 2002 € million	Fair value 2002 € million
Derivative assets				
Interest rate swap assets	**36.8**	**36.8**	30.3	30.3
Interest rate options	**2.3**	**2.3**	2.1	2.1
Forward foreign exchange contracts	**4.9**	**4.9**	8.0	8.0
Commodities futures contracts	**0.3**	**0.3**	2.7	2.7
Total derivative assets (current)	**44.3**	**44.3**	**43.1**	**43.1**
Derivative liabilities				
Interest rate swap liabilities	**3.5**	**3.5**	9.2	9.2
Forward foreign exchange contracts	**1.0**	**1.0**	0.2	0.2
Total derivative liabilities (current)	**4.5**	**4.5**	**9.4**	**9.4**
Cross currency swap payable (non-current)	**89.9**	**89.9**	–	–
Total derivative liabilities	**94.4**	**94.4**	**9.4**	**9.4**
Long term debt	**1,598.8**	**1,609.2**	1,150.9	1,165.7

The fair values of derivative financial instruments at 31 December designated as cash flow hedges are:

	2003 € million	2002 € million
Contracts with positive fair values		
Commodities future contracts	**0.3**	2.7
Forward foreign exchange contracts	**2.6**	0.2
	2.9	**2.9**
Contracts with negative fair values		
Interest rate swap liabilities	**–**	(1.2)
Forward foreign exchange contracts	**(0.3)**	(0.2)
	(0.3)	**(1.4)**

The fair values of derivative financial instruments at 31 December designated as fair value hedges are:

	2003 € million	2002 € million
Contracts with positive fair values		
Interest rate swap assets	**28.7**	22.1
Forward foreign exchange contracts	**0.6**	7.8
	29.3	**29.9**

119

13. Financial instruments (continued)

The fair values of derivative financial instruments at 31 December, for which hedge accounting has not been applied, are:

	2003 € million	2002 € million
Contracts with positive fair values		
Interest rate swap assets	**8.1**	8.2
Interest rate options	**2.3**	2.1
Forward foreign exchange contracts	**1.7**	–
	12.1	**10.3**
Contracts with negative fair values		
Interest rate swap liabilities	**(3.5)**	(8.0)
Forward foreign exchange contracts	**(0.7)**	–
Cross currency swap payables	**(89.9)**	–
	(94.1)	**(8.0)**

14. Segment information

The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. CCHBC operates in 26 countries, and its financial results are reported in the following segments:

Established countries: Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries: Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries: Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

CCHBC's operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on COP. The accounting policies of CCHBC's reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

There are no material amounts of sales or transfers between CCHBC's segments, nor are there significant export sales from Greece.

Year ended 31 December	2003 € million	2002 € million	2001 € million
Net sales revenue			
Established	**2,189.5**	2,048.7	1,982.8
Developing	**712.7**	699.0	647.3
Emerging	**1,115.3**	1,091.7	768.0
Total net sales revenue	**4,017.5**	**3,839.4**	**3,398.1**
Cash operating profit (COP)			
Established	**361.2**	311.4	288.9
Developing	**96.6**	92.4	61.7
Emerging	**193.0**	160.9	125.7
Total COP	**650.8**	**564.7**	**476.3**

120.

14. Segment information (continued)

Year ended 31 December	2003 € million	2002 € million	2001 € million
Depreciation and amortisation			
Established	**117.1**	103.9	153.2
Developing	**63.1**	67.6	83.5
Emerging	**92.7**	98.7	77.9
Total depreciation and amortisation	**272.9**	**270.2**	**314.6**
Operating profit (loss)			
Established	**244.1**	207.5	135.6
Developing	**33.5**	24.8	(21.8)
Emerging	**100.3**	62.2	47.9
Total operating profit (loss)	**377.9**	**294.5**	**161.7**
Interest expense			
Established	**39.5**	53.1	27.1
Developing	**7.8**	14.9	14.8
Emerging	**2.5**	1.4	3.9
Corporate	**78.2**	61.1	73.6
Intersegment interest expense	**(63.3)**	(60.2)	(42.1)
Total interest expense	**64.7**	**70.3**	**77.3**
Interest income			
Established	**2.0**	2.1	4.1
Developing	**9.9**	16.2	13.0
Emerging	**3.3**	4.3	3.1
Corporate	**59.7**	47.9	31.1
Intersegment interest income	**(63.4)**	(60.2)	(42.1)
Total interest income	**11.5**	**10.3**	**9.2**
Income tax expense			
Established	**48.2**	37.6	17.3
Developing	**(1.2)**	3.9	(19.2)
Emerging	**33.7**	29.7	18.4
Corporate	**3.2**	2.1	1.7
Total income tax expense	**83.9**	**73.3**	**18.2**
Subtotal	**240.8**	**161.2**	**75.4**
Reconciling items			
Other expense	**(7.1)**	(4.2)	(6.4)
Other income	**4.9**	6.5	0.2
Share of income (loss) of equity method investees	**4.3**	4.3	(1.6)
Minority interests	**(11.0)**	(15.8)	(15.4)
Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0m in 2002	**–**	(94.0)	–
Net income	**231.9**	**58.0**	**52.2**

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14. Segment information (continued)

Year ended 31 December	2003 € million	2002 € million
Capital expenditure		
Established	**123.5**	118.2
Developing	**65.7**	64.3
Emerging	**151.5**	118.9
Total capital expenditure	**340.7**	**301.4**

As at 31 December	2003 € million	2002 € million
Assets		
Established	**3,462.6**	3,589.9
Developing	**1,275.1**	1,581.5
Emerging	**1,035.6**	1,062.7
Corporate / intersegment receivables	**(39.4)**	(339.2)
Total assets	**5,733.9**	**5,894.9**

15. Shareholders' equity

Issued capital and additional paid-in capital

On 19 August 2003, the Company announced its intention to effect a leveraged re-capitalisation with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalisation, we held an Extraordinary General Meeting on 15 September 2003, which approved a share capital increase through the capitalisation of €518.3m of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on 24 September 2003 and consummated on 1 October 2003 with the payment of certain related taxes, which were expensed in current period earnings.

On 1 October 2003, the Board of Directors of the Company called a second Extraordinary General Meeting, which took place on 31 October 2003 and which approved a share capital decrease of €473.3m (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company. The capital decrease was approved by the Greek Ministry of Development on 10 November 2003 and the Athens Stock Exchange was duly notified at its board meeting of 14 November 2003. As at 31 December 2003, €472.9m of the €473.3m had been returned to shareholders. The capital return of €473.3m and the payment of taxes and related expenses of €4.0m were financed with the net proceeds from the global offering of notes.

On 23 December 2003, the Company's Board of Directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €3.4m. This was recorded as €0.1m to issued capital and €3.3m to additional paid-in capital.

The authorised share capital of CCHBC was increased by €2.4m at the 2002 Annual General Meeting of the Company through an increase of the par value of the shares from €0.30 per share to €0.31 per share, on 27 June 2002. The increase resulted from the capitalisation of retained earnings.

On 22 November 2001, the authorised share capital of CCHBC was increased by €1.5m at an Extraordinary General Meeting of the Company through an increase of the par value of the shares from 100 Greek drachmas to 102.225 Greek drachmas, which equates to €0.30 per share. The increase was necessary for the conversion of the share capital into euro, as Greek law requires the minimum par value of the shares after conversion to be €0.30 per share.

Retained earnings

Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €25.6m (2002: €22.5m).

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16. Stock option compensation plans

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options based on an employee's performance and service period. Options are granted at an exercise price of the average mid-price of the Company's shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

The Company follows Opinion No. 25 and related interpretations in accounting for its stock-based compensation plan. Under Opinion No. 25, to the extent options are granted with an exercise price less than the market price on date of grant, compensation expense is recognised over the vesting period. Compensation expense recorded for 2003, amounted to €0.2m (2002: €0.3m, 2001: nil).

The following table summarises information on options outstanding. The table also reflects revisions made by the Company to stock option exercise prices to reflect the impact of the re-capitalisation of the Company (refer to Note 15 for further details):

	Exercise price before re-capitalisation €	Exercise price after re-capitalisation €	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan								
Sub Plan 1	25.06	23.32	fully vested	–	–	–	11.07.2008	335,906
Sub Plan 2	22.71	20.97	fully vested	–	–	–	29.09.2008	30,260
Sub Plan 3	18.80	17.06	fully vested	–	–	–	08.12.2009	625,384
Sub Plan 4	16.22	14.68	fully vested	–	–	–	12.12.2010	2,456,834
Sub Plan 5	13.35	12.08	two-thirds	28.06.2004	–	–	27.06.2011	66,668
Sub Plan 6	16.05	14.53	two-thirds	13.12.2004	–	–	12.12.2011	1,742,467
2003 A Stock Option Plan	14.31	12.95	one-third	11.12.2004	11.12.2005	–	10.12.2012	478,877
2003–2004 Stock Option Plan	n/a	16.76	none	15.12.2004	15.12.2005	15.12.2006	14.12.2013	705,000
Total								**6,441,396**

A summary of stock option activity under all plans is as follows:

	Number of stock options 2003	Weighted average exercise price[2] 2003	Number of stock options 2002	Weighted average exercise price[2] 2002	Number of stock options 2001	Weighted average exercise price[2] 2001
Outstanding on 1 January	**5,724,958**	**15.40**	5,896,488	15.40	–	n/a
Granted[3]	**1,423,900**	**14.84**	–	n/a	5,896,488	15.40
Exercised	**(256,681)**	**13.14**	–	n/a	–	n/a
Forfeited	**(450,781)**	**14.59**	(171,530)	15.50	–	n/a
Outstanding on 31 December	**6,441,396**	**15.42**	**5,724,958**	**15.40**	**5,896,488**	**15.40**
Exercisable on 31 December	**4,826,028**	**15.52**	**3,475,202**	**16.01**	**1,744,157**	**17.25**

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

[2] Reflects adjustments in the exercise prices due to re-capitalisation

[3] Including converted stock appreciation rights (SARs) – refer to Note 17 for further details

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16. Stock option compensation plans (continued)

At the date of the conversion to stock options, 13 December 2001, there were 7,201,355 stock appreciation rights outstanding with exercise prices ranging from €12.08 to €23.32 (adjusted for the re-capitalisation – refer to Note 15 for further details). The holders of these rights would have received a payment equal to the difference between the exercise price and the market value of a CCHBC share at the date of exercise. These rights have been accounted for as stock appreciation rights payable in cash, and the Company recorded compensation expense of less than €0.1m for each of the years ended 31 December 2001 and 2000. The accrued liability at the date of conversion, less than €0.1m, was reclassified to additional paid-in capital.

Pro forma information regarding net income and earnings per share is required by Statement No. 123, *Accounting for Stock-Based Compensation* ('Statement No. 123'), and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement.

The following table illustrates the effect on net income and earnings per share, if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation:

Year ended 31 December	2003 million	2002 million	2001 million
Net income as reported	**231.9**	58.0	52.2
Add: Stock option employee compensation expense included in net income	**0.2**	0.3	–
Deduct: Total stock option compensation expense determined under fair value based method for all awards	**(6.3)**	(11.4)	(9.8)
Pro forma net income	**225.8**	**46.9**	**42.4**
Earnings per share (euros)			
Basic and diluted – as reported	**0.98**	0.25	0.22
Basic and diluted – pro forma	**0.95**	0.20	0.18

For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period.

The following table summarises the fair value (weighted average) of stock options granted in 2003 and 2001 (no stock options were granted in 2002). The fair value of each option grant was calculated on the date of grant using the Black-Scholes stock option pricing model with the following assumptions (weighted average):

Year ended 31 December	2003 million	2002 million	2001 million
Weighted average fair value of options granted	**€5.26**	–	€6.68
Risk free interest rates	**4.00%**	n/a	5.25%
Expected volatility	**30%**	n/a	32%
Dividend yield	**1.3%**	n/a	1.0%
Expected life	**7.5 years**	n/a	7.5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

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17. Stock appreciation rights

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (SARs), based on an employee's performance and service period. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the difference between the market price of CCHBC's shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

The following table summarises information on SARs outstanding. The table also reflects revisions made by the Company to the SARs exercise price to reflect the impact of the re-capitalisation of the Company:

	Exercise price before re-capitalisation €	Exercise price after re-capitalisation €	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan								
1998 A	25.06	23.32	fully vested	–	–	–	11.07.2008	165,240
1998 B	22.71	20.97	fully vested	–	–	–	29.09.2008	7,999
1999	18.80	17.06	fully vested	–	–	–	08.12.2009	208,768
2000	16.22	14.68	fully vested	–	–	–	12.12.2010	292,700
2001	16.05	14.53	two-thirds	13.12.2004	–	–	12.12.2011	123,700
2002	14.31	12.95	one-third	11.12.2004	11.12.2005	–	10.12.2012	19,500
2003–2004	n/a	16.76	none	15.12.2004	15.12.2005	15.12.2006	14.12.2013	20,000
Total								**837,907**

A summary of SARs activity under all plans is as follows:

	Number of SARs 2003	Weighted average exercise price[4] 2003	Number of SARs 2002	Weighted average exercise price[4] 2002	Number of SARs 2001	Weighted average exercise price[4] 2001
Outstanding on 1 January	**1,631,828**	**15.30**	1,304,867	17.15	5,472,057	16.45
Granted	**20,000**	**16.76**	738,400	12.95	322,200	13.16
Exercised	**–**	**n/a**	(4,167)	14.68	–	n/a
Converted into stock options	**(718,900)**	**12.95**	–	n/a	(3,919,188)	15.84
Forfeited	**(95,021)**	**18.14**	(407,272)	16.97	(570,202)	17.19
Outstanding on 31 December	**837,907**	**17.02**	**1,631,828**	**15.30**	**1,304,867**	**17.15**
Exercisable on 31 December	**763,674**	**17.24**	**700,328**	**17.96**	**690,069**	**18.98**

The compensation expense relating to SARs recorded for 2003 amounted to €0.9m (2002: nil, 2001: €0.1m).

[4] Reflects adjustments in the exercise prices due to re-capitalisation

18. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ending 31 December:

	2003 million	2002 million	2001 million
Numerator (euros)			
Net income	**231.9**	58.0	52.2
Denominator (number of shares)			
Basic and diluted weighted average ordinary shares outstanding	**236.7**	236.7	236.7

19. Other income

Other income of €4.9m in 2003 consists of €4.4m of gains on interest rate swaps that were not eligible for hedge accounting (2002: €6.5m and 2001: nil) and exchange gains of €0.5m (2002: nil and 2001: €0.2m).

20. Other expense

Other expense of €7.1m in 2003 consists of costs of associated with the capital return of €6.1m and exchange losses of €1.0m (in 2002, exchange losses of €1.4m and losses on valuation of options of €2.8m, and in 2001, losses on interest rate swaps of €6.4m).

21. Related party transactions

The Coca-Cola Company

As at 31 December 2003, TCCC indirectly owned 24.0% of the issued shares of CCHBC. TCCC considers CCHBC to be a 'key bottler', and has entered into bottler's agreements with CCHBC in respect of each of CCHBC's countries. All the bottler's agreements entered into by TCCC and CCHBC are Standard International Bottler's ('SIB') agreements. The bottler's agreements for Austria, Italy (Northern and Central), Greece, Republic of Ireland and Northern Ireland are TCCC's standard European Union SIB agreements and differ from the SIB agreements for the other countries only to the extent necessary to comply with European Union legislation. The terms of the bottler's agreements grant CCHBC's territories the right to produce and the exclusive right to sell and distribute the beverages of TCCC. Consequently, CCHBC is obliged to purchase all its requirements for concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion, until 2023.

TCCC owns or has applied for the trademarks that identify its beverages in all of CCHBC's countries. TCCC has authorised CCHBC and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries amounted to €904.3m, €836.2m and €746.7m for the years ended 31 December 2003, 2002 and 2001, respectively.

TCCC makes discretionary marketing contributions to CCHBC's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total contributions received from TCCC for marketing and promotional incentives amounted to €41.2m, €72.6m and €57.7m for the years ended 31 December 2003, 2002 and 2001 respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2003, such contributions totalled €19.0m as compared to €30.4m and €49.9m in 2002 and 2001, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2003, these contributions totalled €22.2m, compared with €42.2m and €7.8m in 2002 and 2001, respectively. TCCC has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year.

In addition, support payments received from TCCC for the placement of cold drink equipment was €22.5m, €18.3m and €2.4m, for the years ended 31 December 2003, 2002 and 2001, respectively.

The Company purchased €1.0m of fixed assets from TCCC in the year ended 31 December 2002. No fixed assets were purchased in the years ended 31 December 2003 or 2001.

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21. Related party transactions (continued)

During the year, the Company sold €7.0m of finished goods and raw materials to TCCC (2002: €21.3m, 2001: nil).

Other income primarily comprises a toll filling relationship in Hungary of €4.9m (2002 and 2001: nil) and rent, facility and other costs of €6.8m (2002: €2.0m, 2001: €10.0m). Other expenses relate to facility costs charged by TCCC, a toll filling relationship and shared costs. These other expenses amounted to €14.6m (2002: €1.8m, 2001: €3.7m). With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

On 23 November 2001, the Company completed the purchase from TCCC of the bottling operations in the Russian Federation (Star Bottling Limited (Cyprus) and the 40% equity stake held by TCCC in Coca-Cola Molino Beverages Limited). In addition, on 2 January 2002 CCHBC completed the purchase of the bottling operations in the Baltic States of Estonia, Latvia and Lithuania. Cash consideration of €27.3m was paid to TCCC in December 2001. The remaining balance on the acquisitions of €106.8m was paid in August 2002. Interest expense included interest paid to TCCC amounting to €3.5m for the year ended 31 December 2002 and €0.5m for the year ended 31 December 2001. There was no interest payable in respect of the year ended 2003.

In 2003, the Company received €7.6m from TCCC for the sale of trademarks. Of this, €2.3m related to the sale of the water brand trademark 'Dorna' in 2003. The remainder related to the sale of the water brand trademark 'Naturaqua' in 2002. The consideration received for 'Naturaqua' has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognised as income, if such criteria are satisfied. As at 31 December 2003, €4.2m (2002: €5.3m) was included in deferred income in the balance sheet.

At 31 December 2003, the Company had a total of €49.3m (2002: €68.1m and 2001: €47.1m) due from TCCC, and a total amount due to TCCC of €68.4m (2002: €75.2m and 2001: €264.5m including loan notes).

The Kar-Tess Group

The Kar-Tess Group owned 30.4% of the issued shares of CCHBC as at 31 December 2003. This reflected a reduction of 9.4% from the 39.8% held at 31 December 2002, due to the transfer on 18 November 2003 of shares from Kar-Tess Holding S.A. (a member of The Kar-Tess Group) to individuals and entities who were either shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them.

Purchases from the Kar-Tess Group amounted to €4.1m for the year ended 31 December 2001. These transactions were primarily for raw materials and were conducted on an arms length basis. There were no such transactions in 2003 or 2002.

Frigoglass S.A.

Frigoglass S.A., a company listed on the Athens Stock Exchange, is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics. Frigoglass S.A. is related to CCHBC by way of 44.1% ownership by The Kar-Tess Group. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which CCHBC has an 18.0% effective interest, through its investment in Nigerian Bottling Company plc.

Under an agreement dated 24 June 1999, the Company is obliged to obtain at least 60% of its annual requirements for coolers glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. This agreement expires on 31 December 2004. CCHBC has the status of most favoured customer of Frigoglass, on a non-exclusive basis.

Purchases from Frigoglass S.A. and its subsidiaries amounted to €155.6m, €131.1m and €83.5m for the years ended 31 December 2003, 2002 and 2001, respectively. These purchases are comprised of coolers and related materials and containers. As at 31 December 2003, the Company owed €9.5m (2002: €10.9m) and was owed €0.3m (2002: €0.2m).

Beverage Partners Worldwide

Beverage Partners Worldwide is a 50/50 joint venture between TCCC and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €21.4m, €14.6m and €7.6m for the years ended 31 December 2003, 2002 and 2001, respectively. At 31 December 2003, the Company was owed €1.2m (2002: €1.5m) and owed €0.1m (2002: €0.3m).

Leventis Overseas and AG Leventis (Nigeria) PLC

Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2003, our Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totalling €18.3m (2002: €24.0m) and incurred rental expenses of €1.0m (2002: €1.0m). At 31 December 2003, the Company owed €0.9m (2002: €0.7m) and was owed €0.1m (2002: €0.4m).

127

21. Related party transactions (continued)

Plias S.A.
Plias S.A. is related to the Company by way of some common shareholdings. During the year, the Company sold €14.9m (2002: €12.2m) of finished goods to Plias S.A. and its subsidiaries and purchased €1.1m (2002: nil) of coolers, from Plias S.A. The Company did not receive any contributions towards marketing activities (2002: €0.8m). At 31 December 2003, Plias S.A. and its subsidiaries owed €6.3m to the Company (2002:€7.2m).

On 30 December 2003, CCHBC completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Cash consideration of €6.2m was paid to Plias S.A. in December 2003.

Other Coca-Cola bottlers
In 2003, the Company purchased €1.1m of finished goods from other Coca-Cola bottlers in which TCCC has significant influence (2002: €3.0m, 2001: nil). At 31 December 2003, the Company owed €0.2m (2002: nil).

Brewinvest S.A.
The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. There were no significant transactions with the Company during the year.

22. Subsequent events

On 28 January 2004, the Company completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2m (excluding costs).

Summary of significant differences between accounting principles generally accepted in the United States and International Financial Reporting Standards

The consolidated financial statements included in this section are prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'), which differ in certain respects from International Financial Reporting Standards ('IFRS'). Those differences that have a significant effect on our net income and shareholders' equity are as follows:

Intangible assets

The purchase price for the acquisition of Coca-Cola Beverages plc (CCB) in 2000 was considerably greater under US GAAP as the consideration was determined based upon the share prices at the date of the announcement of the acquisition in accordance with APB 16, rather than the close date as required by IFRS. This difference is reflected initially in intangible assets and equity.

In addition, intangible assets arising on the acquisition of many entities (and related purchase accounting adjustments) have not been recognised under US GAAP since HBC and the entities concerned were under the common control of The Kar-Tess Group.

Under US GAAP, the Company has recorded identifiable intangible assets acquired through business combinations separately from goodwill. For the purposes of IFRS, the Company has classified franchise agreements acquired in business combinations prior to 2002 as goodwill. Both US GAAP and IFRS require deferred tax to be recognised on separately identifiable intangible assets arising in business combinations, but not on goodwill. As a result, a substantial deferred tax uplift (and consequential rise in goodwill) has been recorded for US GAAP but not for IFRS.

Under IFRS, Coca-Cola HBC S.A. ('the Company') amortises goodwill and indefinite-lived intangible assets up to a presumed maximum of 20 years, using the straight-line method. For US GAAP purposes, goodwill and indefinite-lived intangible assets are not amortised, but are reviewed annually for impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets* ('Statement No. 142'). The amortisation provisions of Statement No. 142 are applied to goodwill and intangible assets acquired after 30 June 2001. With respect to goodwill and intangible assets acquired prior to 1 July 2001, the Company began applying the new accounting rules beginning 1 January 2002. Previously, under US GAAP, the Company amortised goodwill and indefinite-lived intangible assets over a period of 40 years, using the straight-line method.

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as of 1 January 2002. The result was an impairment of €119.0m, offset by €25.0m of deferred tax. No additional impairment was indicated by the assessment conducted as at 31 December 2003 or 31 December 2002.

Equity accounting

CCHBC's interest in a jointly controlled entity, Brewinvest S.A., is accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

Revaluation of property, plant and equipment

Under US GAAP, revaluations to property, plant and equipment are not permitted. IFRS, however, allows for the periodic revaluation of land and buildings with depreciation then being calculated on the revalued amount. Any surplus or deficit (to the extent that the revaluation reserve is in surplus) on the revaluation is taken directly to shareholders' equity. As a result, the reconciliation reflects the revaluation of land and buildings, with depreciation adjusted accordingly.

Costs associated with equity transactions

Under IFRS, incremental external costs directly attributable to the issue of new shares (other than in connection with business combination) or the process to return capital to shareholders, are recorded directly in equity as a deduction, net of tax, to the share premium reserve. Under US GAAP, costs associated with the return of capital are recorded through the income statement.

Unrealised gains and losses on investments

Under US GAAP, unrealised gains and losses on investments held as available-for-sale are recognised directly in equity. Under IFRS, however, the Company follows the preferred treatment whereby unrealised gains and losses on investments held as available-for-sale are recognised in the income statement.

129

Deferred tax

The US GAAP treatment of deferred tax is different in a number of respects from IFRS. The issues of importance for the Company are a different approach to calculating and recognising deferred tax for entities operating in hyper-inflationary environments and the subsequent recognition of deferred tax assets existing at the time of acquisition.

Employee entitlements

There are a number of differences in the treatment of employee entitlements, in particular in relation to the treatment of pensions, stock options, stock appreciation rights and the employee share ownership plan.

Reconciliation of net income

	2003 € million	2002 € million
Net income under US GAAP	**231.9**	**58.0**
Adoption of Statement No. 142	**–**	94.0
Net income before cumulative effect of accounting change	**231.9**	**152.0**
Amortisation of intangible assets	**(112.8)**	(110.5)
Deferred tax	**(15.3)**	(11.3)
Costs associated with equity transactions	**4.3**	–
Other	**6.9**	5.1
Net income under IFRS	**115.0**	**35.3**

Reconciliation of shareholders' equity

	2003 € million	2002 € million
Shareholders' equity under US GAAP	**2,256.3**	**2,713.2**
CCB acquisition initial announce price effect	**(834.1)**	(834.1)
Common control of acquisitions	**961.3**	961.3
Other adjustments in relation to intangible assets	**(565.1)**	(455.5)
Revaluations of property, plant and equipment	**42.6**	47.4
Deferred tax	**30.5**	3.8
Employee entitlements	**5.9**	(3.3)
Other	**11.5**	10.2
Shareholders' equity under IFRS	**1,908.9**	**2,443.0**

130

Convenience translation of summary financial data

The following table contains summary financial information reported in the US GAAP financial statements for the year ended 31 December 2003 and a convenience translation into US dollars at the 31 December 2003 rate of €1 = $1.2606. The translation to US dollars has been provided solely for the purposes of convenience, and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

Year ended 31 December	Convenience translation 2003 US$ million	As reported under US GAAP 2003 € million
Statements of operations data		
Net sales revenue	**5,064.5**	**4,017.5**
Cost of goods sold	**(3,080.4)**	**(2,443.6)**
Gross profit	**1,984.1**	**1,573.9**
Selling, delivery and administrative expenses	**(1,507.7)**	**(1,196.0)**
Operating profit	**476.4**	**377.9**
Net income	**292.3**	**231.9**
Other operating data		
Net cash provided by operating activities	**730.4**	**579.4**
Net cash used in investing activities	**(515.8)**	**(409.2)**
Net cash used in financing activities	**(287.0)**	**(227.7)**
Reconciliation of net income to cash operating profit		
Net income	**292.3**	**231.9**
Minority interests	**13.9**	**11.0**
Share of income of equity method investees	**(5.4)**	**(4.3)**
Income tax expense	**105.8**	**83.9**
Other expense	**9.0**	**7.1**
Other income	**(6.3)**	**(4.9)**
Interest income	**(14.5)**	**(11.5)**
Interest expense	**81.6**	**64.7**
Operating income	**476.4**	**377.9**
Plus: depreciation of property, plant and equipment	**344.0**	**272.9**
Cash operating profit (COP)	**820.4**	**650.8**

Year ended 31 December	Convenience translation 2003 US$ million	As reported under US GAAP 2003 € million
Share and per share data		
Average ordinary shares outstanding (number of shares)	**236,674,925**	**236,674,925**
Net income per share basic and diluted as reported	**1.24**	**0.98**
Capital return declared per share	**2.52**	**2.00**
Cash dividends declared per share (for 2002)	**0.24**	**0.19**

As at 31 December	Convenience translation 2003 US$ million	As reported under US GAAP 2003 € million
Balance sheet data		
Franchise rights	**2,456.2**	**1,948.4**
Share capital	**149.4**	**118.5**
Total assets	**7,228.2**	**5,733.9**
Net assets	**2,844.3**	**2,256.3**
Long term debt, less current portion	**1,642.4**	**1,302.9**

131

This document may contain forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as believe, outlook, guidance, intend, expect, anticipate, plan, target and similar expressions. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, and the effects of the recent leveraged re-capitalisation on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

132

Glossary of terms

The following definitions apply throughout the Annual Report unless the content requires otherwise:

'20-F'
This is an integrated form used as a registration statement for purposes of registering securities of qualified foreign private issuers under Section 12. It can also be used as an annual report under Section 13(a) or 15(d) of the US Securities and Exchange Act of 1934

'bottler's agreement'
An agreement between TCCC and a bottler of TCCC which governs the rights and obligations of the parties in relation to the manufacture, packaging, distribution and sale of TCCC beverages in a specified geographical area

'bottling rights'
The rights conferred by a bottler's agreement to manufacture, package and/or distribute and sell TCCC beverages in beverage packages other than cans

'canning rights'
The rights conferred by TCCC to manufacture, package, and/or distribute and sell TCCC beverages in cans

'capital expenditure'
Payments for purchase of property, plant and equipment

'carbonated soft drinks; CSDs'
Alcohol-free carbonated beverages containing flavourings and sweeteners, excluding, among others, waters and flavoured waters, juices and juice drinks, sports and energy drinks, teas and coffee

'CCHBC'
Coca-Cola Hellenic Bottling Company S.A. and, as the context may require, its subsidiaries, and joint ventures. Also 'the Group' or 'the Company'

'Coca-Cola system'
TCCC, together with all the bottlers of TCCC beverages

'concentrate'
The concentrates and beverage bases supplied by TCCC (or its designee) to bottlers of TCCC beverages for their manufacture of TCCC beverages

'consumer'
Person who drinks CCHBC products

'customer'
Retail outlet, restaurant or other operation that sells or serves CCHBC products directly to consumers

'EBIT'
Earnings before interest and tax

'EBITA'
Operating profit plus amortisation

'EBITDA'
Earnings before interest, tax, depreciation and amortisation, and other non-cash items

'IFRS'
International Financial Reporting Standards of the International Accounting Standards Board

'Italy'
The northern and central regions of Italy served by Coca-Cola HBC

'key bottler'
A bottler designated by TCCC as being 'a select business partner of the Coca-Cola system, in which TCCC holds an equity interest, whose strategic goals are aligned with those of TCCC, with strong financial and management resources, and a commitment to long term growth'

'market'
When used in reference to geographic areas, territory in which CCHBC does business, often defined by national boundaries

'noncarbonated soft drinks; non CSDs'
Alcohol-free, noncarbonated beverages including, but not limited to, waters and flavoured waters, juice and juice drinks, sports and energy drinks, teas and coffee

'per capita consumption'
Average number of servings consumed per person per year in a specific market. Coca-Cola HBC per capita consumption is calculated by multiplying our unit case volume by 24 and dividing by the population

'ROIC'
Return on Invested Capital is calculated as operating profit plus amortisation less adjusted taxes divided by average invested capital (total equity plus interest bearing debt)

'SEC'
United States Securities and Exchange Commission. Its primary mission is to protect investors and maintain the integrity of the securities markets

'serving'
237ml or 8oz of beverage. Equivalent to 1/24 of a unit case

'SIB agreement'
The Coca-Cola Company standard international bottler's agreement used in relation to all Coca-Cola HBC countries

'TCCC'
The Coca-Cola Company and, as the context may require, its subsidiaries

'US GAAP'
Generally Accepted Accounting Principles in the United States

'unit case'
Approximately 5.678 litres or 24 servings, being a typically used measure of volume

133

Shareholder information

Share Capital

The primary market for our shares is the Athens Stock Exchange (ASE), where we trade under the ticker symbol EEEK. Our shares are also listed on the London Stock Exchange (LSE:CCB), the New York Stock Exchange in the form of ADRs (NYSE:CCH), and the Australian Stock Exchange in the form of CDIs (ASX:CHB).

Shares outstanding as at 31 December 2003: 236,925,277

ADR ratio: 1:1
CDI ratio: 1:1

Credit rating

Standard & Poor's: A/Stable outlook
Moody's: A3/Stable outlook

Dividends

CCHBC typically pays dividends annually, within two months of our Annual General Meeting. Our 2002 dividend of €0.19 was paid on 23 June 2003.

CCHBC has paid 12 consecutive annual dividends, starting in 1991.

ADR depositary

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
U.S.A.
Web: www.adrbny.com
Email: shareowner-svcs@bankofny.com
Tel: +1.888.BNY.ADRS (toll free from within the US)
Tel: +1.610.312.5315 (for international callers)

ADR Dividend Reinvestment and Direct Purchase Programme

GlobalBuyDIRECT, sponsored by the Bank of New York, is a programme that permits interested parties to purchase CCHBC ADRs and reinvest dividends in CCHBC shares. For more information, please visit: www.adrbny.com/howtobuy_globalbuydirect.jsp

CSN Service

Aimed primarily at UK-based investors, the Company-Sponsored Nominee Service is a special share account for Greek shares held on the shareholder's behalf by Lloyds TSB Registrars. For more information, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

ASX registrar

CCHBC's registrar in Australia is:
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney, NSW 1115
Australia
Web: www.computershare.com

Independent auditors

PricewaterhouseCoopers
268 Kifissias Ave
Athens 152-32
Greece

Annual General Meeting

11 June 2004

Corporate headquarters

9, Fragoklissias St
Athens 151-25
Greece

Corporate website

www.coca-colahbc.com

Investor inquiries

Tel: +30.210.618.3100
Email: investor.relations@cchbc.com

Stock prices – ASE:EEEK

€ per share

2003

Quarter ended	High	Low	Close
December 31	18.34	16.00	16.52
September 26	17.62	14.10	16.40
June 27	14.94	11.36	14.54
March 28	13.80	12.12	12.12

2002

Quarter ended	High	Low	Close
December 31	15.68	13.24	13.24
September 27	17.50	13.16	14.82
June 28	17.14	14.74	17.14
March 29	16.12	15.18	15.40

134

www.coca-colahbc.com



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136

Coca-Cola HBC

9 Fragoklissias Street 151 25 Marousi Athens Greece
www.coca-colahbc.com